Exhibit 99.1

NAYAX LTD.

3 Arik Einstein Street
Building B, 1st Floor
Herzliya 4659071
Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 29, 2026

The Annual General Meeting of Shareholders of Nayax Ltd. (the “Company”) will be held at the offices of the Company, 3 Arik Einstein Street, Building B, 1st Floor, Herzliya, Israel, on April 29, 2026, at 4:00 p.m. Israel time, or at any adjournments or postponements thereof (the “General Meeting”), for the following purposes:

1.
Approve and ratify the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2026, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, following the approval of the Audit Committee, to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services.

2.
Elect each of the following nominees to the Board of Directors of the Company, to hold office until close of the Company’s annual general meeting to be held in 2027, or, subject to the approval of Proposal 11 below, to serve for staggered terms ending in accordance with his class:

a.	Mr. Yair Nechmad;

b.	Mr. David Ben-Avi;

c.	Mr. Nir Dor;

d.	Mr. Reuven Ben Menachem; and

e.	Mr. Eran Havshush.

3.
Approve a remuneration policy for the Company’s executives and directors, for a period of three (3) years, in accordance with the requirements of the Israeli Companies Law, 5759-1999, (the "Companies Law").

4.	Approve that Mr. Yair Nechmad continue to serve as the Chairman of the Board of Directors of the Company and as the Company’s Chief Executive Officer for an additional period of three (3) years.

5.	Approve the adoption of an Employee Stock Purchase Plan, under which up to 200,000 ordinary shares of the Company (“Ordinary Shares”) will be available for purchase by the Company’s employees.

6.
Approve the adoption of the U.S. Appendix to the Company’s Global Equity Incentive Plan (2018) (the “U.S. Appendix”), with up to 5,000,000 Ordinary Shares available for issuance under such U.S. Appendix.

7.	Approve the Revised Service Agreement of the Company’s Chief Executive Officer, Mr. Yair Nechmad, for an additional three (3) years.

8.	Approve the Revised Service Agreement of the Company’s Chief Technology Officer, Mr. David Ben-Avi, for an additional three (3) years.

9.	Approve and ratify the terms of employment of Mr. Reuven Amar.

10.	Approve and ratify the terms of employment of Ms. Tal Tannenbaum.

11.
Approve certain amendments to the Company’s Amended and Restated Articles of Association relating to the appointment of directors of the Company, including to classify the Board of Directors (other than the external directors) into three classes with staggered three-year terms.

The financial statements of the Company for the fiscal year ended December 31, 2025 will be presented for discussion at the General Meeting.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

The Board of Directors recommends that you vote “FOR” each of the proposals above, as are described in the attached proxy statement.

Record Date

Only holders of record of ordinary shares, par value NIS 0.001 per share (the “Ordinary Shares”) at the close of business on March 24, 2026 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting. If your Ordinary Shares are registered in your name, you are a holder of record. If your Ordinary Shares are not held in your name, please see “How You Can Vote” below.

How You Can Vote

For information regarding how you can vote, refer to “How You Can Vote” in the attached Proxy Statement.

Even if you plan to attend the General Meeting, the Board of Directors unanimously recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the General Meeting.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company’s registered office at 3 Arik Einstein Street, Building B, 1st Floor, Herzliya, Israel Tel: +972 3 769380, Sunday through Thursday between 10:00 a.m. – 3:00 p.m. Israel time, and will also be made available to the public on the Company’s website http://www.nayax.com, the U.S. Securities and Exchange Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

By Order of the Board of Directors, Yair Nechmad Chairman of the Board of Directors
Herzliya, Israel
March 19, 2026

- ii -

NAYAX LTD.

3 Arik Einstein Street
Building B, 1st Floor
Herzliya 4659071
Israel

PROXY STATEMENT

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 29, 2026
This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.001 per share (the “Ordinary Shares”) of Nayax Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the annual general meeting of shareholders (the “General Meeting”), to be held on Wednesday, April 29, 2026, at 4:00 p.m. Israel time at the offices of the Company, 3 Arik Einstein Street, Building B, 1st Floor, Herzliya, Israel, or at any adjournments or postponements thereof.

It is proposed at the General Meeting to adopt the following items:

1.
Approve and ratify the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2026, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, following the approval of the Audit Committee, to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services.

2.
Elect each of the following nominees to the Board of Directors of the Company, to hold office until close of the Company’s annual general meeting to be held in 2027, or, subject to the approval of Proposal 11 below, to serve for staggered terms ending in accordance with his class:

a.	Mr. Yair Nechmad;

b.	Mr. David Ben-Avi;

c.	Mr. Nir Dor;

d.	Mr. Reuven Ben Menachem; and

e.	Mr. Eran Havshush.

3.
Approve a remuneration policy for the Company’s executives and directors, for a period of three (3) years, in accordance with the requirements of the Israeli Companies Law, 5759-1999, (the "Companies Law").

4.	Approve that Mr. Yair Nechmad continue to serve as the Chairman of the Board of Directors of the Company and as the Company’s Chief Executive Officer for an additional period of three (3) years.

5.	Approve the adoption of an Employee Stock Purchase Plan, under which up to 200,000 ordinary shares of the Company (“Ordinary Shares”) will be available for purchase by the Company’s employees.

6.
Approve the adoption of the U.S. Appendix to the Company’s Global Equity Incentive Plan (2018) (the “U.S. Appendix”), with up to 5,000,000 Ordinary Shares available for issuance under such U.S. Appendix.

7.	Approve the Revised Service Agreement of the Company’s Chief Executive Officer, Mr. Yair Nechmad, for an additional three (3) years.

8.	Approve the Revised Service Agreement of the Company’s Chief Technology Officer, Mr. David Ben-Avi, for an additional three (3) years.

9.	Approve and ratify the terms of employment of Mr. Reuven Amar.

10.	Approve and ratify the terms of employment of Ms. Tal Tannenbaum.

11.
Approve certain amendments to the Company’s Amended and Restated Articles of Association relating to the appointment of directors of the Company, including to classify the Board of Directors (other than the external directors) into three classes with staggered three-year terms.

The financial statements of the Company for the fiscal year ended December 31, 2025, will be presented for discussion at the General Meeting.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on March 24, 2026 (the “Record Date”), shall be entitled to receive notice of, and to vote on the matters to be presented at, the General Meeting. At the close of business on March 14, 2026, the Company had outstanding 37,378,139 Ordinary Shares. If your Ordinary Shares are registered in your name, you are a holder of record. If your Ordinary Shares are not held in your name, please see “How You Can Vote” below.

How You Can Vote

A form of proxy card for use at the General Meeting is attached to this Proxy Statement and has been sent to the shareholders together with a prepaid return envelope for the proxy. By appointing “proxies”, shareholders may vote at the General Meeting, whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company within the timeframes outlined below, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the proxy card. If you are a registered shareholder, subject to applicable law and the rules of the Nasdaq Stock Market, LLC (“Nasdaq”), in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted FOR all of the proposed resolutions to be presented at the General Meeting for which the Board of Directors recommends a “FOR” vote.

Whether or not you plan to attend the General Meeting, it is important that your Ordinary Shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience.

•
Shareholders of record on the Company's U.S. transfer agent shareholder list are requested to complete, date and sign the enclosed form of proxy and to return it no later than Wednesday, April 29, 2026, at 6:59 a.m. Israel time (i.e., 11:59 p.m. ET on Tuesday, April 28, 2026) in the pre-addressed envelope provided. Alternatively, such shareholders may vote electronically before such time at www.proxyvote.com using the control number provided with your proxy materials.

•
If your Ordinary Shares are held through a bank, broker or other nominee, which in turn holds the shares through Cede & Co. as nominee for The Depository Trust Company, such Ordinary Shares are considered to be held in “street name” and you are the beneficial owner with respect to such Ordinary Shares (“Beneficial Owners”). A Beneficial Owner as of the Record Date has the right to direct the bank, broker or other nominee how to vote Ordinary Shares beneficially owned by such Beneficial Owner at the General Meeting. If your Ordinary Shares were held in “street name” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or other nominee (who is considered, with respect to such Ordinary Shares, as the shareholder of record), together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your Ordinary Shares.

•
Shareholders registered in the Company’s shareholders register in Israel (“Registered Shareholders”) and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange (“TASE” and “TASE Member”, respectively) that are included among the Ordinary Shares registered in the Company’s shareholders register in Israel under the name of a nominee company in Israel (“Non-registered Shareholders”) should deliver or mail (via registered mail) a completed written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“TASE Ballot”)) to the Company’s offices, c/o Ms. Gal Omer, at 3 Arik Einstein Street, Building B, 1st Floor, Herzliya 4659071, Israel no later than Wednesday, April 29, 2026, at 12:00 p.m. Israel time (i.e., at least four (4) hours before the General Meeting starts). By this time, Registered Shareholders must also provide the Company with a copy of their identity card, passport or certificate of incorporation (“Identifying Information”). A TASE Ballot submitted by a Registered Shareholder or Non-registered Shareholder without Identifying Information attached to it will not be valid. Non-registered Shareholders must provide the Company with an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution (“Ownership Certificate”), as required by the Israeli Companies Law, 1999 (the “Companies Law”) and Israel Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000, as amended. A TASE Ballot submitted by a Non-registered Shareholder without an Ownership Certificate attached to it will not be valid. A Non-registered Shareholder is entitled to receive the Ownership Certificate at the branch of the TASE Member through which such shareholder holds his Ordinary Shares, or request from such TASE Member to deliver it by mail. Such a request shall be provided to the relevant TASE Member in advance, and with respect to a specific securities account. A Non-registered Shareholder may direct the relevant TASE Member to deliver the Ownership Certificate to the Company through the electronic voting system of the Israel Securities Authority (the “Electronic Voting System”).

•
Alternatively, Israeli Non-registered Shareholders may vote electronically via the Electronic Voting System, no later than Wednesday, April 29, 2026, at 10:00 a.m. Israel time (i.e., at least six (6) hours before the General Meeting starts). A Non-registered Shareholder should receive instructions about electronic voting from the TASE Member through which such Non-registered Shareholder holds his Ordinary Shares.

Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it in accordance with Section 9 of the Israel Companies Law Regulations (Proxy Voting and Positions Statements), 2005 (the “Companies Law Regulations (Proxy Voting)”).

•	Shareholders of record who intend to vote their Ordinary Shares in person are requested to bring proof of identity to the General Meeting.

•
Because a Beneficial Owner with shares held in “street name” is not a shareholder of record, such shareholders may not vote those Ordinary Shares directly at the General Meeting unless they obtain a “legal proxy” from the bank, broker or other nominee that holds the Ordinary Shares directly, giving them the right to vote the Ordinary Shares at the General Meeting. Brokers that hold ordinary shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. None of the items on the General Meeting agenda may be considered routine. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank, broker or other nominee to instruct its bank, broker or other nominee how to vote its Ordinary Shares, if the shareholder wants its Ordinary Shares to count for all proposals.

•
Both Registered Shareholders and Non-registered Shareholders who intend to vote their Ordinary Shares in person must provide the Company with Identifying Information prior to meeting and Non-registered Shareholders must also provide an Ownership Certificate, no later than Sunday, April 26, 2026, at 4:00 p.m. Israel time (i.e., at least seventy-two (72) hours before the General Meeting starts). Both Registered Shareholders and Non-registered Shareholders may revoke their proxies or TASE Ballot (as applicable) in accordance with Section 9 of the Companies Law Regulations (Proxy Voting).

Even if you plan to attend the General Meeting, the Board of Directors unanimously recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the General Meeting.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to the shareholders on or about March 27, 2026. In addition to solicitation of proxies by the shareholders by mail, certain officers, directors, employees and agents of the Company may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Ordinary Shares.

This Proxy Statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Companies Law.

Change or Revocation of Proxy

Shareholder may revoke the authority granted by execution of his or her proxy at any time before the effective exercise thereof by, as applicable: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; (ii) electronically voting through the Electronic Voting System at a later date (but no later than six (6) hours prior to the time of the General Meeting); or (iii) voting in person at the General Meeting. However, attendance at the General Meeting will not in and of itself constitute revocation of proxy, and if a shareholder attends the General Meeting and does not elect to vote in person, his or her proxy or electronic voting through the Electronic Voting System will not be revoked.

Quorum and Vote Required for Approval of Each of the Proposals

Two (2) or more shareholders holding Ordinary Shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the same day of the following week, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. At such reconvened meeting, any one (1) shareholder present in person or by proxy shall constitute a quorum regardless of the number of Ordinary Shares represented.

Pursuant to the Companies Law, the approval of Proposals 1, 2, 5, and 6 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

Pursuant to the Companies Law, the approval of Proposals 8, 9 and 10 requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the shareholders who do not have a personal interest in the approval of the proposal mentioned in clause (i) above that are voted against such proposal does not represent more than two percent (2%) of the total voting rights in the Company.

Pursuant to the Companies Law, the approval of Proposals 3, 4, and 7 requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders and do not have a personal interest in the approval of the proposal mentioned in clause (i) above that are voted against such proposal does not represent more than two percent (2%) of the total voting rights in the Company.

Pursuant to the Companies Law, the approval of Proposal 11 requires the affirmative vote of at least a majority of sixty percent (60%) of the voting power represented at the General Meeting, in person or by proxy and voting thereon.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which include for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

“Controlling shareholder” is defined under the Companies Law as any shareholder who has the ability to direct the Company’s activity, excluding such ability arising solely from the execution of the duties of a director or other officer of the Company. Additionally, the Israeli Securities Law, 1968 sets forth a presumption that any shareholder holding 50% or more of the “means of control” of the Company is a “controlling shareholder”. “Means of control” is defined under the Israeli Securities Law, 1968 as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer. For the purpose of Proposals 7, 8, 9 and 10, the term “controlling shareholder” shall also include the holder of 25% or more of the right to vote at a general meeting of the Company, provided no other shareholder holds more than 50% of the right to vote at a general meeting of the Company. Two (2) or more persons entitled to vote at a general meeting of the Company, each of whom has personal interest in the approval of a transaction, shall be considered as a single holder for the purpose of the approval of such transaction.

Other Matters

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters. One or more shareholders holding at least one percent (1%) of the Company’s total voting rights may present proposals for consideration at the General Meeting (and in case of proposals for nominating or removal of a director, at least five percent (5%) of the Company’s total voting rights) by submitting their proposals to the Company’s offices, c/o Ms. Gal Omer, at 3 Arik Einstein Street, Building B, 1st Floor, Herzliya 4659071, Israel, no later than the close of business on Thursday, March 26, 2026. If the Company determines that a shareholder’s proposal is appropriate for inclusion in the General Meeting agenda, a revised agenda will be published by the Company.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings are available to the public on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Notice and Proxy Statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the salary expenses and social benefit costs of the Company’s five highest compensated executive officers in the year ended December 31, 2025, see Item 6.B. of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 9, 2026 (the “Annual Report”), a copy of which is available on the SEC’s website at http://www.sec.gov or on the Company’s website at https://nayax.com.

CORPORATE GOVERNANCE

According to the Company’s Amended and Restated Articles of Association (the “Articles”), the number of Company directors must not be less than three (3) and shall not exceed seven (7) members. The term of office of the directors expires at each annual general meeting. At each annual general meeting the then-serving directors may be re-nominated to serve an additional one-year term that expires at the annual general meeting held in the year following such election.

As an Israeli company, the Company is subject to various corporate governance requirements under the Companies Law, including relating to matters such as external directors, the audit committee, the remuneration committee and the internal auditor.

Under U.S. securities laws, the Company qualifies as a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act). As a foreign private issuer, the Company is permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of Nasdaq, provided that the Company discloses which requirements it is not following and the equivalent Israeli requirement, as we currently do in Item 16G. “Corporate Governance” of our Annual Report. We also qualify as a “controlled company” as such term is defined in applicable Nasdaq Listing Rules. Although we do not rely on any “controlled company” exemption from Nasdaq corporate governance rules, we may elect to rely on such exemptions in the future.

As a foreign private issuer, the Company is exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. For more information regarding the Company’s corporate governance practices, see Item 6. “Directors, Senior Management and Employees” of our Annual Report.

Committees of the Company’s Board of Directors

The Board of Directors has established an audit committee, a remuneration committee and a nominating and corporate governance committee. Each committee operates in accordance with a written charter that sets forth such committee’s structure, operations, membership requirements, responsibilities and authority to engage advisors, among other duties, as such duties are specified by Nasdaq Listing Rules and the Companies Law. Members serve on these committees until their resignation or until otherwise determined by the Board of Directors. The Company’s Board of Directors may establish other committees as it deems necessary or appropriate from time to time. For more information regarding the Company’s committees, see Item 6.C. “Board Practices - Committees of our Board of Directors” of the Company’s Annual Report.

Other Corporate Governance Practices

Below is a summary of other key governance practices and policies that the Board of Directors believes help advance the Company’s goals and protect the interests of the shareholders, including:

☑	Base a portion of the compensation opportunity of our executive officers on our and their respective performance.	☑	Annual bonuses are subject to the attainment of pre-set periodic objectives, individual and Company targets determined annually, and to discretionary evaluations.
☑	Set annual performance targets to our chief executive officer based on measurable objectives.	☑
Offer equity and cash compensation which we believe enhances alignment between executive officers’ interests with the Company’s and shareholders’ long-term interests, as well as strengthens retention and motivation of executive officers in the long-term.

☑
Adopted a ‘clawback policy’ and include in our Remuneration Policy ‘clawback’ provisions which allow us under certain circumstances to recoup excess incentive compensation to executive officers where the company is required to prepare a financial restatement to correct a material error.
		☑	Tailor executive officers’ compensation to target our short and long-term goals, as well as each officer’s individual performance.
☑	Maintain a majority independent Board of Directors, including two external directors under the Companies Law.	☑
Include in our remuneration policy measures designed to reduce executive officers’ incentives to take excessive risks that may harm us in the long-term, such as limit cash bonuses and equity-based compensation, as well as the ratio between the variable and the total compensation of an executive officer and set minimum vesting periods for equity-based compensation.

☑	Maintain entirely independent audit and remuneration committees.

BENEFICIAL OWNERSHIP OF THE COMPANY’S ORDINARY SHARES

The beneficial ownership of Ordinary Shares is determined in accordance with the SEC rules and generally includes any Ordinary Shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, Ordinary Shares subject to options or other rights that are exercisable on or within 60 days, are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of calculating the percentage ownership of that person but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person. The percentage of Ordinary Shares beneficially owned is based on 37,359,195 Ordinary Shares outstanding as of February 26, 2026.

All of the Company’s shareholders, including the shareholders listed below, have the same voting rights attached to their Ordinary Shares. Neither the Company’s principal shareholders nor the Company’s directors and executive officers will have different or special voting rights with respect to their Ordinary Shares. Unless otherwise noted, the address of each shareholder listed below is 3 Arik Einstein Street, Building B, 1st Floor, Herzliya 4659071, Israel.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders
Amir Nechmad(1)	6,231,400	16.68%
Yair Nechmad(2)	9,021,257	23.81%
David Ben-Avi(3)	6,864,572	18.26%
Harel Insurance Investments & Financial Services Ltd.(4)	2,089,662	5.59%
Other Executive Officers and Board Members
Rina Shafir	*	*
Vered Raz Avayo	*	*
Nir Dor	*	*
Reuven Ben Menachem	*	*
Eran Havshush	*	*
Sagit Manor	*	*
Oren Tepper	*	*
Keren Sharir	*	*
Tami Erel	*	*
Gal Omer	*	*
Oded Frenkel	*	*
Moshe Shmaryahu	*	*
Yaron Aharon	*	*
Aaron Greenberg	*	*
Erez Aminpour	*	*
Eden Zafrani	*	*

All executive officers and Board members as a group (18 individuals)	16,019,381	42.03%

*	Represents beneficial ownership of less than 1% of our total outstanding ordinary shares.
(1)	Consists of 6,231,400 ordinary shares held of record by Mr. Amir Nechmad.
(2)
Consists of (i) 8,499,517 ordinary shares held of record by Mr. Yair Nechmad or a company wholly owned by Mr. Yair Nechmad; (ii) 235,605 ordinary shares subject to options held by Mr. Yair Nechmad that are exercisable; and 286,135 ordinary shares subject to warrants held by Mr. Yair Nechmad that are exercisable.

(3)	Consists of (i) 6,628,967 ordinary shares held of record by Mr. Ben-Avi and (ii) 235,605 ordinary shares subject to options held by Mr. Ben-Avi that are exercisable.
(4)
Pursuant to a Schedule 13G filed by Harel Insurance Investments & Financial Services Ltd. (“Harel”) with the SEC on January 20, 2026, consists of 2,089,662 Ordinary Shares as of January 14, 2026, beneficially owned by Harel and entities under its control. The address of Harel is 3 Aba Hillel Street, Ramat Gan 52118, Israel.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE FOLLOWING PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

We request that you carefully read this entire Proxy Statement, including the documents we refer to in this Proxy Statement.

PROPOSAL NO. 1

APPROVE AND RATIFY THE RE-APPOINTMENT OF AUDITORS

At the General Meeting, shareholders will be asked to approve and ratify the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2026, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, following the approval of the Audit Committee, to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services.

Information on fees paid to the Company’s independent auditors may be found in our Annual Report.

Proposed Resolution

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve and ratify the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2026, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, following the approval of the Audit Committee, to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

Board Recommendation

THE COMPANY’S AUDIT COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR APPROVAL OF THIS RESOLUTION.

PROPOSAL NO. 2

ELECTION OF MR. YAIR NECHMAD, MR. DAVID BEN-AVI, MR. NIR DOR, MR. REUVEN BEN
MENACHEM AND MR. ERAN HAVSHUSH AS DIRECTORS

According to the Company’s Amended and Restated Articles of Association (the “Articles”), the number of the Company’s directors shall not be less than three (3) and shall not exceed seven (7) (in each case, including the external directors). The term of office of each of the current directors of the Company expires at the General Meeting (other than external directors, who are elected to three-year terms). The Company is proposing the re-election of each of its current directors (excluding external directors): Mr. Yair Nechmad, Mr. David Ben-Avi, Mr. Nir Dor, Mr. Reuven Ben Menachem and Eran Havshush.

If elected, each director would serve for a one-year term until the next annual general meeting, or, subject to the approval of Proposal 11 hereof with respect to staggered board, until the end of his class, or such earlier time as each may resign or be removed from the Board of Directors pursuant to the terms of the Articles.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the re-election of each of the nominees. The Company is not aware of any reason why any of the nominees, if re-elected, should not be able to serve as a director.

Each of Mr. Yair Nechmad, Mr. David Ben-Avi, Mr. Nir Dor, Mr. Reuven Ben Menachem and Mr. Eran Havshush has attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law. The Board of Directors has determined that each of Mr. Nir Dor and Mr. Reuven Ben Menachem qualifies as an independent director under the applicable requirements of Nasdaq and the Exchange Act.

Our directors, including external directors but excluding directors who are also Officers of the Company, are entitled to receive compensation in accordance with the fixed amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, and as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) 5760-2000, as in effect from time to time. In accordance with such regulations, each such director currently receives an annual fee of NIS 79,345 (equal to approximately $25,460) and a per meeting fee of NIS 2,955 (equal to approximately $948). In addition, all of the Company's directors are entitled to benefit from coverage under the Company’s directors and officers liability insurance policies and from the letter of indemnification provided to such directors by the Company.

Mr. Havshush, who became a director of the Company in July 2024, acted as a consultant to the Company since 2012, providing services related to taxation, capital investments and other financial and accounting matters. Fees paid by the Company to Mr. Havshush were $87,000, $91,000 and $88,000 in 2025, 2024 and 2023, respectively. Also, A. Omer & Co., an Israeli accounting firm where Mr. Havshush serves as a partner, has provided payroll and bookkeeping services to the Company and its Israeli subsidiaries since 2018. Fees paid by the Company (and its Israeli subsidiaries) to A. Omer & Co. were $46,000 $63,000 and $64,000 in 2025, 2024 and 2023, respectively.

On May 29, 2024, the Company, Mr. Havshush and A. Omer & Co. entered into a new service agreement (the “New Service Agreement”), pursuant to which Mr. Havshush will continue provide services to the Company related to accounting, tax reporting and compliance and other tax issues of the Company and its Israeli subsidiaries, mergers and acquisitions in Israel, and employee stock option plans, among others, for which he will receive a monthly fee of between NIS 20,000 to NIS 30,000 (equal to approximately $6,200 to $9,400, respectively), depending on hours worked, and additional compensation for services rendered in connection with completed acquisitions, offerings or additional special projects, equal to up to three times his monthly fees. In addition, under the New Service Agreement, A. Omer & Co. will continue to provide services to the Company and affiliated entities related to payroll, bookkeeping and tax matters, among others, with fees to be paid based on hourly rates. The aggregate fees paid to Omer & Co. in 2025 is immaterial to the company. The foregoing is a summary of certain terms of the New Service Agreement, which summary is not intended to be complete and is qualified in its entirety by the full text of the New Service Agreement, a copy of which is filed as an exhibit to the Annual Report.

The fees paid to Mr. Havshush and A. Omer & Co. pursuant to the New Service Agreement are in addition to director fees paid to Mr. Havshush for his service as a director of the Company.

In addition, Mr. Havshush also provides audit, tax and consulting services on an ongoing basis to our founders, Mr. Yair Nechmad, Mr. Amir Nechmad and Mr. David Ben-Avi.

The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees as of the date of this Proxy Statement:

Name	Age	Position
Yair Nechmad	63	Co-Founder, Chairman of the Board and CEO
David Ben-Avi	52	Co-Founder, Director and Chief Technology Officer
Nir Dor	62	Director
Reuven Ben Menachem	65	Director
Eran Havshush	50	Director

Yair Nechmad has served as our Chief Executive Officer and Chairman of our board of directors since 2005. Before co-founding Nayax in 2005, Mr. Nechmad served as Managing Director at Eden Springs Israel from 2000 to 2004. Mr. Nechmad also previously served as Vice President of Marketing at Eden Springs Group from 1998 to 2000, where he was responsible for the brand development across Israel and Europe. Prior to that, Mr. Nechmad was the advertising manager at the Central Bottling Co. Ltd., a Coca-Cola manufacturer in Israel, from 1990 to 1998. Mr. Nechmad holds a Bachelor of Science degree in political science from Tel Aviv University.

David Ben-Avi has served as our Chief Technology Officer and a member of our board of directors since 2005. Prior to co-founding Nayax in 2005, Mr. Ben-Avi served in and held various positions at a number of technology start-ups between 1998 and 2006. Mr. Ben-Avi holds a bachelor’s degree in Business Administration from Derby University and has a certificate in real estate appraisal from The College of Management Academic Studies.

Nir Dor Mr. Dor has served as a member of our board of directors since December 2022. Since 2014, Mr. Dor has served as Managing Partner of NET Capital Ventures, a private investment fund focused on high-tech, start-up companies in the fields of health, tourism and software. He currently serves on the board of directors of five of NET Capital Ventures’ privately owned portfolio companies. Mr. Dor previously served as chairman of the board of Cargal Ltd., board member of BVR Systems and CEO and then board member of Eden Springs. He received an accounting and finance degree from the College of Management Academic Studies in Rishon LeZion, Israel and is licensed as a CPA in Israel (inactive).

Reuven Ben Menachem has served as a member of our board of directors since 2021. Mr. Ben Menachem is the founder and former chief executive officer of Fundtech, a leading global provider of software to the fintech industry. Mr. Ben Menachem currently serves as the chairman of several boards of directors of fintech companies as well as social ventures.

Eran Havshush has served as a member of our board of directors since July 2024. Mr. Havshush has served as a director at Movement Wellness Ltd., an Israeli company specializing in promotion of a healthy lifestyle through the development and distribution of advanced technologies, products, and services, since April 2025, and previously served as an independent director at Boymelgreen Capital Ltd. (an Israeli public company). He has served as a partner in A. Omer & Co., an Israeli accounting firm, since 2002, and has acted as a consultant to the Company since 2012, providing services related to taxation, capital investments and other financial and accounting matters. Mr. Havshush also served as the Company’s auditor from 2006 to 2009. Mr. Havshush is a certified public accountant and holds a Bachelor of Arts degree in Economics and Accounting and a Master of Business Administration specializing in finance, both from Bar-Ilan University in Ramat Gan, Israel.

Proposed Resolution

It is proposed that at the General Meeting, the following separate resolutions be adopted:

“RESOLVED, to elect each of the following nominees to the Board of Directors of the Company, to hold office until close of the Company’s annual general meeting to be held in 2027, or, subject to the approval of Proposal 11 below, to serve for staggered terms ending in accordance with his class:

a.	Mr. Yair Nechmad;

b.	Mr. David Ben-Avi;

c.	Mr. Nir Dor;

d.	Mr. Reuven Ben Menachem; and

e.	Mr. Eran Havshush.”

Required Vote

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt these resolutions.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR THE NOMINATION OF EACH OF MR. YAIR NECHMAD, MR. DAVID BEN-AVI, MR. NIR DOR, MR. REUVEN BEN MENACHEM AND MR. ERAN HAVSHUSH TO THE BOARD OF DIRECTORS.

PROPOSAL NO. 3

APPROVAL OF A REMUNERATION POLICY FOR THE COMPANY'S EXECUTIVES AND DIRECTORS

Background

Under the Companies Law, the board of directors of an Israeli public company is required to establish a remuneration policy regarding the terms of engagement of its office holders. Our office holders include our directors, executive officers and other managers who meet the definition of “office holder” under the Companies Law. We refer hereunder to office holders other than our directors as executives.

Pursuant to the Companies Law, the remuneration committee and the board of directors of an Israeli public company must review the remuneration policy from time to time, to consider its appropriateness and ensure its alignment with the company’s compensation philosophy. The remuneration policy must generally be re-approved once every three (3) years. The adoption, amendment and restatement of the policy is to be approved by the board of directors, after considering the recommendation of the remuneration committee. Following such approvals, the remuneration policy should be approved by the company’s shareholders, subject to the majority requirements that are detailed above in the Quorum and Vote Required for Approval of Each of the Proposals section, except that the approval of the shareholders may be waived in certain circumstances prescribed by the Companies Law.

On May 4, 2021, our shareholders approved, following the approval and recommendation of our Remuneration Committee and our Board, the Remuneration Policy, in accordance with the provisions of the Companies Law. Such policy is in effect until the third anniversary of the shareholder approval date and shall remain in effect until such time unless the Amended Policy (as defined below) has been adopted.

On March 12, 2026, following the recommendation of our Remuneration Committee, our Board approved the Amended Remuneration Policy of Nayax Ltd. (the “Amended Policy”), in accordance with the provisions of the Companies Law. The proposed Amended Policy is attached to this proxy statement as Exhibit A

In determining the Amended Policy, the Remuneration Committee and our Board of Directors considered various factors, including the relevant provisions set forth in the Companies Law and regulations applicable to companies such as ours, market practices, competitive markets and the best interest of the Company and our shareholders. The Remuneration Committee and our Board reviewed various data and information they deemed relevant, with the advice and assistance of management and outside legal counsel. The Amended Policy is intended to present an accurate understanding of and better define our compensation practices, and enhance controls around special bonuses, equity acceleration and recoupment provisions, thus further aligning the interests of our office holders with the interests of the Company and our shareholders.

Amended Policy - Revisions

The following table sets forth the material changes proposed to be implemented in the Amended Policy. The Company views these changes as immaterial in nature, and they are intended to further promote clarity, discipline, oversight and corporate governance and align our compensation practices with market best practices and the interests of our shareholders:

Subject	Original Remuneration Policy	Amended Policy
Definition of “Base Index”	The consumer price index for April 2021.	The consumer price index for April 2026.
The Annual Cost of the Fixed Component*	Maximum amounts: • CEO and CTO – ILS 2,160,000; • CEO subordinated – ILS 1,500,000 or 2,160,000 in special cases; • Chairman of the Board – ILS 1,800,000	Maximum amounts: • CEO and CTO – ILS 2,800,000; • CEO subordinated – ILS 2,000,000 or 2,800,000 in special cases; • Chairman of the Board – ILS 2,300,000
Bonuses to Officers Subordinated to the CEO (Excluding CTO)	Bonuses based on measurable targets plus amount of discretionary bonus that may be paid to an officer in each calendar year shall not exceed the fixed component cost with respect to nine-month period.
Bonuses based on measurable targets plus amount of discretionary bonus that may be paid to an officer in each calendar year shall not exceed the fixed component cost with respect to twelve-month period (which this limit shall apply also in connection with bonuses paid in respect of full year 2025).

A Special Non-Recurring Bonus to Officers Subordinated to the CEO (Excluding CTO)	N/A
The Company may pay officers subordinated to the CEO (excluding the CTO) a non-recurring bonus in an amount equal to the fixed component for three-month period, which bonus shall be subjected to the bonus limits set forth in section 12.1 to the Remuneration Policy.

Cap on Non-Recurring Bonus to Officers Subordinated to the CEO (Excluding CTO)	Shall not exceed the cost of fixed component for a six-month period.	Shall not exceed the cost of fixed component for a nine-month period (not including the Special Non- Recurring Bonus).
A Special Recurring Bonus for a Specific Officer	N/A	Grant of a one-time bonus to a specific office holder in connection with his efforts to facilitate a commercial transaction in 2025 in an amount not to exceed $350,000
Claw Back Policy	N/A
Added a clarification a reference to the fact that the Company has adopted a Claw back Policy intended to comply with the requirements of the Companies Law, Section 10D of the Securities Exchange Act of 1934 and claw back related listing standards of the Nasdaq Stock Market, that shall apply to its Executive Officers and Directors.

Special Grant – CEO and CTO
Each of the CEO and CTO, shall be allocated 725,000 options convertible into the Company’s shares, which shall vest, in five annual portions, subject to compliance with the Company’s revenue growth targets and gross margins in each calendar year 2021 to 2025 (up to an including), as determined in the services agreements signed with them (through a company that they own).

Each of the CEO and CTO, shall be allocated 925,000 options convertible into the Company’s shares, which shall vest, in five annual portions, mostly subject to compliance with the Company’s revenue growth targets and Adjusted EBITDA margin in each calendar year 2026 to 2030 (up to an including), as determined in the services agreements signed with them (through a company that they own).

Special Grant – Officers Subordinated to the CEO (Excluding CTO)	N/A
Officers subordinated to the CEO may be allocated in the aggregate up to 50,000 RSUs during a five-year period, which shall vest subject to satisfaction of revenue growth, Adjusted EBITDA margin, and individual goals, to be determined in specific agreements signed with each officer.

When calculating the ratio between annual cost and the variable components of the compensation package, of officers, such grant shall not be taken into account.

Remuneration of Directors in accordance with the Relief Regulations for Dual Listed Companies	N/A
Added a provision pursuant to which remuneration of directors, including external directors, and excluding the chairman of the board and directors who receive remuneration for their service as officers of the Company, shall be determined pursuant to the provisions of the Companies Regulations (Reliefs for Companies Whose Securities are Listed on a Stock Exchange Outside of Israel), 5760-2000.

Remuneration of an Officer Who Provides Service	N/A
Added a provision pursuant to which, if an officer provides services to the Company as an independent contractor, the provisions of the  Remuneration Policy will apply, mutatis mutandis, and the compensation to the officer will be paid against invoices, and the compensation components will be normalized** so that overall, they will financially match the provisions of this policy, provided that the foregoing does not adversely affect the Company’s best interest, condition, and plans

* The updated amounts reflect increases only due to adjustments to the consumer price index and rounding up, and not additional 'real' payments.

** The calculation shall be based on 70% of the management fees paid to the relevant officer against an invoice, plus VAT or another applicable number as shall be determined from time to time by the Board

Conclusion

Our Remuneration Committee and Board of Directors believe that the Amended Policy is in the best interest of the Company and our shareholders as it promotes the Company’s objectives, business plan and long-term strategy, by creating appropriate incentives for our office holders, while taking into consideration the size and nature of operations of our Company, as well as the competitive environment in which we operate. The Amended Policy presents an improved understanding of our compensation practices, better defines the boundaries of our compensation practices, provides greater transparency and enhances controls.

Proposed Resolution

It is proposed that at the General Meeting, the following separate resolutions be adopted:

“RESOLVED, to approve the Remuneration Policy for the Company’s executives and directors, substantially in the form attached as Exhibit A to the proxy statement, for a period of three (3) years, in accordance with the requirements of the Israeli Companies Law, and as previously approved by the Board of Directors at the recommendation of the Remuneration Committee.”

Required Vote

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders and do not have a personal interest in the approval of the proposal mentioned in clause (i) above that are voted against such proposal does not represent more than two percent (2%) of the total voting rights in the Company.

Board Recommendation

THE COMPANY’S REMUNERATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR APPROVAL OF THIS RESOLUTION.

PROPOSAL NO. 4

APPROVE THAT MR. YAIR NECHMAD CONTINUE TO SERVE AS THE CHAIRMAN OF THE BOARD OF
DIRECTORS AND AS THE CHIEF EXECUTIVE OFFICER FOR A PERIOD OF THREE (3) YEARS

The Companies Law provides that the chairman of the board of directors of a public company may only serve as the chief executive officer of the same company if such appointment is ratified and approved by such company’s shareholders, subject to the majority requirements that are detailed above in the Quorum and Vote Required for Approval of Each of the Proposals section. Under the Companies Law as currently in effect, such ratification and approval by shareholders is valid for a period not to exceed three (3) years from the date of the shareholders’ meeting in which such appointment was ratified and approved.

As the founder, Chief Executive Officer and Chairman of the Board, Mr. Nechmad’s leadership has been critical to the Company’s success. At this stage of the Company’s growth and in the market’s evolution, the nominating and corporate governance committee and the independent members of the Board believe that the current structure, which combines the roles of Chairman of the Board and Chief Executive Officer, leverages Mr. Nechmad’s unique experience to promote better alignment of strategic development and execution, clearer accountability for success or failure and increased responsiveness to changing market dynamics. In addition, the current leadership structure has established a track record of fostering strong relationships between the management of the Company and the Board of Directors which has facilitated the effective and agile execution of the Company’s strategy with strong oversight by the Board of Directors.

Proven Track Record

Under Mr. Nechmad’s leadership as founder of the Company, Chief Executive Officer and Chairman of the Board since 2005, the Company has delivered sustainable growth . Revenue grew 28% between 2024 and 2025 and 33% between 2023 and 2024, while expanding installed devices , achieving a compound annual growth rate of 32% over the years 2022, 2023 and 2024 in managed and connected devices. Further, during Mr. Nechmad’s tenure as Chairman of the Board and Chief Executive Officer, the Company’s key financial metrics kept improving significantly, including:

•	Increased revenue from $174 million in 2022 to $400 million in 2025.

•	ARPU (Average Revenue Per Unit) increased from $174 in 2022 to $239.2 in 2025.

•	Gross Margin improved from 34.6% in 2022 to 48.2% in 2025.

•	Increased Adjusted EBITDA[1] from negative $12.7 million in 2022 to positive $61.1 million in 2025.

•	Expanded number of connected devices from $0.73 million in 2022 to $1.46 million in 2025.

•	Number of Customers increased from 47,000 in 2022 to 115,000 in 2025.

In addition, the Company’s record financial results and acceleration of its business demonstrate the flexibility, responsiveness and increased visibility provided by Mr. Nechmad leadership as Chairman of the Board and Chief Executive Officer.

Leadership Position in Rapidly Changing Market with Evolving Competitive Landscape

As the Company’s founder, Mr. Nechmad has been a pillar in the development of its technology and the execution of its strategy. Under Mr. Nechmad's dual leadership, as Chairman of the Board and Chief Executive Officer, since foundation of the Company, the Company has gained its growth, international success and leadership position in the market.

Given Mr. Nechmad’s deep expertise, the Board of Directors believes that Nayax is best positioned to maintain its leadership position, capitalize on the opportunities in the market, respond to changes in the market, and continue the Company's growth, by Mr. Nechmad retaining the position as Chairman of the Board and Chief Executive Officer. The Board of Directors strongly believes, based on experience of the last 20 years, that it would be in the best interests of the Company to consolidate the positions of the Chief Executive Officer and the Chairman of the Board at the hands of Mr. Nechmad.

1Adjusted EBITDA is a non-IFRS financial measure that we define as loss / profit for the period excluding finance expenses, tax expense (benefit), depreciation and amortization, share-based compensation costs, non-recurring issuance and acquisition costs and our share in losses of associates accounted for by the equity method.

Market Practice

The Board of Directors notes that the combination of the Chief Executive Officer and Chairman of the Board roles is a well-established and widely adopted structure across the financial technology, payments, and banking industries. For example, a recent study shown that approximately 40% of the Foreign Private Issuers listed on Nasdaq has a joint CEO/Chairman structure. Also, particularly in the financial sector, as of the fourth quarter of 2025, eight major financial institutions, namely JPMorgan Chase, Bank of America, Goldman Sachs, Morgan Stanley, Wells Fargo, Citigroup, BNY, and State Street — had consolidated the Chief Executive Officer and board chairmanship in a single individual. Similarly, other payments and financial technology public companies maintain a combined Chief Executive Officer and board chairmanship structure, including in cases which the founder continues to serve in both capacities over extended periods, such as Capital One Financial Corporation and Block, Inc. The Board believes this convergence reflects a broadly shared recognition in the industry that, particularly in technology-driven, high-growth sectors where founder vision, deep domain expertise, and strategic agility are essential competitive differentiators. Unified executive and board leadership can deliver organizational and strategic advantages that are difficult to replicate under a bifurcated structure.

Corporate Governance

The Board believe that the combination of the Chairman of the Board and Chief Executive Officer positions has not impeded, and will not impede, the Board’s independent and effective oversight. Four of the six members of the Board are independent under Nasdaq corporate governance rules, and the Audit Committee and Remuneration Committee are both comprised solely of independent directors and exclude Mr. Nechmad. The Board of Directors believes that this structure promotes more effective and timely communication between the Board and management team, which results in increased agility in the execution of the Company’s growth strategy.

Conclusion

The Board of Directors has unanimously determined that it is in the best interest of the Company and its shareholders to maintain the existing leadership structure, with Mr. Nechmad continuing to serve as the Chairman of the Board and the Chief Executive Officer of the Company. Accordingly, the Board of Directors resolved to approve, and recommend that the shareholders approve, that Mr. Nechmad continue to serve in both capacities for the period of three (3) years commencing on the date of the Meeting.

Proposed Resolution

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve that Mr. Yair Nechmad continue to serve as the Chairman of the Board of Directors of the Company and as the Company’s Chief Executive Officer for an additional period of three (3) years.”

Required Vote

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders and do not have a personal interest in the approval of the proposal mentioned in clause (i) above that are voted against such proposal does not represent more than two percent (2%) of the total voting rights in the Company.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR A VOTE FOR APPROVAL OF THIS
RESOLUTION

PROPOSAL NO. 5

APPROVE THE ADOPTION OF AN EMPLOYEE SHARE PURCHASE PLAN

Background

At the General Meeting, shareholders will be asked to approve the adoption of our 2026 Employee Share Purchase Plan, a copy of which is enclosed to this proxy statement as Exhibit B (the “ESPP”). The ESPP was adopted by our Remuneration Committee and Board of Directors on March 5, 2026 and March 8, 2026, respectively, and will become effective upon receiving shareholder approval at the General Meeting.

Purpose

We propose to adopt the ESPP to attract, retain and reward eligible employees and to motivate employees to contribute to our growth and profitability. The purpose of the ESPP is to advance the interests of the Company and its shareholders by motivating such eligible participants to contribute to the growth and profitability of the Company.

What is the ESPP?

The ESPP provides eligible employees and service providers with the opportunity to acquire Ordinary Shares at a discounted price, generally using funds accumulated through deductions from paychecks or from service fees paid by the Company.

  The ESPP is administered by the Remuneration Committee, which in this Section we may refer to as the plan administrator (the “Plan Administrator”). All questions of interpretation of the ESPP are determined by the Plan Administrator, whose decisions are final and binding upon all participants.

The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the United States Internal Revenue Code of 1986, as amended (the “Code”). This allows U.S. taxpayers to potentially receive advantageous tax treatment in connection with the purchase and sale of Shares under the ESPP, provided certain requirements are met. The ESPP also contains a component that is not intended to qualify as an “employee stock purchase plan” under Section 423 of the Code to facilitate the participation of employees outside the United States in the ESPP.

How many Ordinary Shares may be issued under the ESPP?

The maximum aggregate number of ordinary shares that may be purchased initially under the ESPP will be 200,000 shares (the “ESPP Share Pool”), subject to adjustment as provided for in the ESPP.

The ESPP Share Pool represents approximately 0.5% of our issued and outstanding share capital. Furthermore, there is no “evergreen” provision in our ESPP which renews the ESPP Share Pool available for issuance.

In establishing the ESPP Share Pool, our Board of Directors considered the potential dilutive impact to shareholders, the projected participation rate over a significant multi-year term and equity plan guidelines established by certain proxy advisory firms.

The full text of the ESPP is set forth in Exhibit B to this proxy statement. The following description of certain features of the ESPP is qualified in its entirety by reference to the full text of the ESPP.

Summary of the ESPP

Administration. Unless otherwise determined by the Board, the ESPP will be administered by the Plan Administrator, which will have final, binding and conclusive authority to interpret and determine eligibility under the plan, any form of agreement or other document employed by the Company in the administration of the ESPP, and determine all of the relevant terms and conditions of offerings and purchase rights under the ESPP.

Shares Subject to the ESPP. As noted above, the ESPP Share Pool will initially consist of 200,000 ordinary shares, subject to adjustment, as described below. Shares delivered upon exercise of purchase rights under the ESPP may be either shares of authorized but unissued share capital or reacquired ordinary shares, or any combination thereof. If an outstanding purchase right under the ESPP expires for any reason, or is terminated or cancelled, the shares allocable to the unexercised portion of such purchase right will again be available for issuance under the ESPP.

Adjustments for Changes in Capital Structure. In the event of any change in the ordinary shares effected without receipt of consideration by the Company, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, or in the event of certain dividends or distributions to the shareholders, the aggregate number and kind of shares subject to the ESPP, any limit on the number of shares which may be purchased by any participant during an offering period or purchase period, the number of shares subject to each purchase right, and in the purchase price in order to prevent dilution or enlargement of participants’ rights under the ESPP will be appropriately and proportionately adjusted.

Eligibility. Each employee or service provider of the Company and any subsidiary who was designated by the Plan Administrator, will be deemed eligible, except for employees (unless otherwise determined by the Plan Administrator and set forth in the relevant offering document) (a) who are customarily employed for 20 hours or less per week, and (b) who are customarily employed for not more than five months in any calendar year.

Offering Periods. The ESPP allows eligible employees to purchase ordinary shares during certain offering periods that start after their enrolments. Generally, new 12-month Offering Periods begin on June 11 and December 11 of each year. Offering Periods may be extended to up to 27 months. Each offering period may be comprised of multiple purchase periods, all as may be determined by the Plan Administrator. The terms and conditions applicable to each offering period shall be set forth in an offering document adopted by the Plan Administrator, containing such terms and conditions as the Plan Administrator deems appropriate subject to the terms and conditions of the ESPP. The provisions of separate offerings or offering periods under the ESPP need not be identical.

 Method of Participation. Ordinary Shares will be purchased under the ESPP on the last day of each Offering Period, each a purchase date, using accumulated payroll deductions, unless the Plan Administrator provides otherwise with respect to the employees of a designated subsidiary in a manner consistent with Section 423 of the Code. In order to participate in the ESPP, an eligible employee or service provider must complete and submit to the Company office or representative designated by the Company (including a third-party administrator designated by the Company) a subscription agreement and, if applicable, agree to the terms of the cashless participation program documents, in accordance with procedures and prior to the deadlines established by the Company for that offering period or such other date specified in the offering document.

Minimum and Maximum Amounts. Participants may elect payroll deductions of not less than 1% and up to 15% of the participant’s compensation, as such term will be defined in the offering document, on each pay day during an Offering Period. The Plan Administrator may change the foregoing limits on payroll deductions effective as of any offering date. A participant may increase or decrease the percentage of compensation designated in his or her subscription agreement, or may stop his or her payroll deductions, by delivering to the Company office or representative designated by the Company (including a third-party administrator designated by the Company) an amended subscription agreement authorizing such change prior to the beginning of the first pay period for which such election is to be effective as established by the Company from time to time and announced to the participant. The Company may, in its discretion, suspend a participant’s payroll deductions under the ESPP as the Company deems advisable to avoid accumulating payroll deductions in excess of the amount that could reasonably be anticipated to purchase the maximum number of shares permitted (a) under the participant’s purchase right, or (b) during a calendar year under the limit set forth in the ESPP.  Unless the participant has either withdrawn from the ESPP in accordance with its terms or has ceased to be an eligible employee, suspended payroll deductions shall be resumed at the rate specified in the participant’s then effective subscription agreement either (i) at the beginning of the next offering period if the reason for suspension was clause (a) in the preceding sentence, or (ii) at the beginning of the next offering period having a first purchase date that falls within the subsequent calendar year if the reason for suspension was clause (b) in the preceding sentence.

Purchase Limitations. (i) on any single purchase date, a participant may only purchase a number of shares calculated by dividing USD 12,500 by the fair market value of the Ordinary Shares on the applicable offering date for the offering period; (ii) during any one calendar year, a participant may not purchase more than USD 25,000 worth of Ordinary Shares (based on the fair market value of the Shares on the offering date) under the ESPP and all other “employee stock purchase plans” of the Company, and its parent or subsidiary corporations, that are qualified under Section 423 of the Code; (iii) a participant may not purchase any Ordinary Shares under the ESPP if, immediately following the grant of the purchase right, he or she would own 5% or more of the total combined voting power or value of all classes of stock of the Company, or its parent or subsidiary corporations; (iv) the total number of all Ordinary Shares available for purchase by all ESPP participants on any purchase date during an offering period may not exceed any aggregate limit for that purchase date or for the entire offering period established by the Plan Administrator before the start of the offering period; and (v) the total number of Ordinary Shares available for purchase by all ESPP participants during the term of the ESPP may not exceed the maximum number of shares authorized for sale under the plan.

Voluntary Withdrawal. A participant may withdraw from the ESPP by signing and delivering to the Company office or representative designated by the Company (including a third-party administrator designated by the Company) a written or electronic notice of withdrawal on a form provided by the Company for this purpose; provided, however, that if a participant withdraws from the ESPP after a purchase date, the withdrawal shall not affect shares acquired by the participant on such purchase date. Upon withdrawal, the participant’s accumulated plan account balance which has not been applied toward the purchase of shares shall be refunded to the participant as soon as practicable after the withdrawal, without the payment of any interest (except as otherwise required by local law in connection with an offering under the Non-423 Component), and the participant’s interest in the ESPP and the offering shall terminate.

Cashless Participation. The Company reserves the right to offer a cashless participation program for any offering period under the ESPP, to the extent approved by the Plan Administrator in its sole discretion. If the Company determines that a cashless participation program will be offered for an offering period, the aggregate outstanding principal amount of any loan to a participant under the cashless participation program will be equal to the difference between the Participant’s selected payroll contribution rate and the maximum allowable under the ESPP for such offering period, but not in excess of any loan limit imposed by the Plan Administrator and subject to compliance with local law. Participation in the cashless participation program is available to all eligible participants other than employees or service providers subject to the disclosure requirements of Section 16(a) of the Exchange Act, unless prohibited by local law or unless the Plan Administrator determines otherwise in accordance with local law.

Purchase Price. Subject to adjustment as provided by the ESPP and unless otherwise provided by the Plan Administrator, the purchase Price for each offering period shall be eighty five percent (85%) of the lesser of (a) the fair market value of a Ordinary Share on the offering date of the offering period or (b) the fair market value of a share of Ordinary Shares on the Purchase Date. The term “fair market value” under the ESPP is defined as (i) if the Ordinary Shares are listed or quoted on a national or regional securities exchange or quotation system, the closing price as quoted on the national or regional securities exchange or quotation system constituting the primary market for the Ordinary Share, as reported in Bloomberg or such other source as the Company deems reliable (ii) if, on the relevant date, the Ordinary Share is not then listed on a national or regional securities exchange or quotation system, the fair market value of a share of Ordinary Share shall be as determined in good faith by the Plan Administrator.

Term. The ESPP shall become effective upon the shareholders approval, and continue in effect until its termination by the Committee.

Effect of Change in Control on the ESPP. In the event of a change in control of the company (as such term is defined in the ESPP) the surviving, continuing, successor, or purchasing corporation or parent thereof, as the case may be (the “Acquiring Corporation”), may, without the consent of any participant, assume or continue the company’s rights and obligations under outstanding purchase rights or substitute substantially equivalent purchase rights for the acquiring corporation’s stock. If the Acquiring Corporation elects not to assume, continue or substitute for the outstanding purchase rights, the purchase date of the then current offering period shall be accelerated to a date that is within fifteen (15) business days before the anticipated date of the change in control as specified by the Plan Administrator, and the participants’ prior accumulated contributions will be used to purchase shares on such accelerated purchase date. All purchase rights which are neither assumed or continued by the Acquiring Corporation in connection with the change in control nor exercised as of the date of the change in control shall terminate and cease to be outstanding effective as of the date of the change in control.

Governing Law. Except to the extent governed by applicable U.S. federal law, the validity, interpretation, construction and performance of the ESPP and each Subscription Agreement shall be governed by the laws of the State of Israel, without regard to its conflict of law rules.

Proposed Resolution

It is proposed that at the General Meeting, the following resolution be adopted:

"RESOLVED, to approve the adoption of an Employee Stock Purchase Plan, under which up to 200,000 ordinary shares of the Company will be available for purchase by the Company’s employees, substantially in the form attached as Exhibit B."

Required Vote

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

Board Recommendation

THE REMUNERATION COMMITTEE AND BOARD OF DIRECTORS RECOMMEND A VOTE
FOR APPROVAL OF THIS RESOLUTION

PROPOSAL NO. 6

APPROVE THE ADOPTION OF THE U.S. APPENDIX TO THE COMPANY’S GLOBAL EQUITY
INCENTIVE PLAN (2018)

Our Global Equity Incentive Plan (2018), or the 2018 Plan, was adopted by our board of directors in December 2018 and amended in May 2021. The 2018 Plan provides for the grant of options and restricted stock units (“RSUs”) to our employees, officers, directors, consultants and other service providers in order to incentivize them to become, and to remain, employed or engaged by us, encouraging a sense of proprietorship and stimulating active interest in our success. A description of our 2018 is included in our Annual Report on Form 20-F filed with the SEC on March 9, 2026.

On August 11, 2025, our Board of Directors approved further amendments to the 2018 Plan, including the adoption of a U.S. Appendix to the 2018 Plan (the “U.S. Appendix”), attached as Exhibit C to this Proxy Statement.

In accordance with the exemption available to foreign private issuers under NASDAQ Listing Rules, we do not follow the NASDAQ Listing Rules with regard to the requirement to obtain shareholder approval for (among other things) the adoption or material amendment of equity-based compensation plans pursuant to which stock may be acquired by officers, directors, employees, or consultants, and instead we follow Israeli law and practice. Under Israeli law, the approval of the Board of Directors is generally required for the adoption of equity-based compensation plans. However, according to the U.S. Internal Revenue Code of 1986, as amended (the “Code”), in order for a grant of options to qualify as an “incentive stock option” within the meaning of Section 422 of the Code (“ISO”), which confer certain U.S. tax benefits on U.S. employees, the option must (among other requirements) be granted pursuant to a plan (including a supplement to a plan that provides for the required elements, including number of shares and the class of eligible employees) which is approved by the shareholders of the granting company within 12 months before or after the date such plan (or supplement to such plan) is adopted. Accordingly, at the Meeting, we are seeking shareholder approval of the U.S. Appendix to the 2018 Plan for U.S. federal tax purposes. If this Proposal is not approved by our shareholders at the Meeting, then the 2018 Plan will continue to be in effect, but we will be unable to grant to our U.S. employees options that qualify as ISOs for U.S. federal tax purposes.

The U.S. Appendix applies only to participants of the 2018 Plan who are residents of the United States or those who are subject to taxes in the United States. The U.S. Appendix is intended to ensure compliance of grants and awards under the 2018 Plan with the applicable U.S. tax rules.

Proposed Resolution

It is proposed that at the General Meeting, the following resolution be adopted:

"RESOLVED, to approve the adoption of the U.S. Appendix to the Company’s Global Equity Incentive Plan (2018), with up to 5,000,000 Ordinary Shares available for issuance under such U.S. Appendix, substantially in the form attached as Exhibit C."

Required Vote

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

Board Recommendation

 THE REMUNERATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A
VOTE FOR APPROVAL OF THIS RESOLUTION

PROPOSAL NO. 7

APPROVE THE REVISED SERVICE AGREEMENT OF THE COMPANY'S CHIEF EXECUTIVE
OFFICER, MR. YAIR NECHMAD, FOR ADDITIONAL THREE (3) YEARS

Background

Our shareholders are being asked to approve the terms of service agreement for our founder and Chief Executive Officer, Mr. Yair Nechmad, as detailed below.

Mr. Nechmad serves as our Chief Executive Officer since our founding in 2005. Mr. Nechmad’s leadership has been critical to the Company’s success and has been a pillar in the development of its technology and the execution of its strategy. Under Mr. Nechmad's dual leadership, as Chairman of the Board and Chief Executive Officer, since foundation of the Company, the Company has gained its growth, international success and leadership position in the market.

Mr. Nechmad is also deemed to be one of our controlling shareholders. Under Israel’s Companies Law, any Israeli public company that seeks to approve terms of compensation of its controlling shareholder, is required to obtain the approval of its remuneration committee, board of directors and shareholders, in that order. Pursuant to the Companies Law and the regulations promulgated thereunder, the approval of the company's shareholders is valid for five years, after which such approval must be renewed.

Our shareholders approved the terms of service of our Chief Executive Officer in May 2021, and therefore the terms are now being submitted for re-approval. At the same time, the Company proposes to amend certain of the terms of service of the Chief Executive Officer as further detailed below (the “CEO’s Revised Service Agreement”).

On March 12, 2026 our Remuneration Committee, Audit Committee and Board of Directors approved the updated compensation for our Chief Executive Officer, detailed below, and such amended compensation package is subject to the approval of our shareholders.

Benchmark Compensation Analysis

In March 2026 the Company mandated and received from a third-party compensation consultant a benchmark study of the compensation paid to our Chief Executive Officer. The compensation consultant compared the various compensation components paid to our Chief Executive Officer with equivalent compensation components paid by a peer group of companies to similarly positioned officers. The compensation components included monthly salary, annual bonus, monthly total cash, equity grants, monthly total compensation, and monthly total costs. The peer group of companies consists of twelve Israeli companies traded on Nasdaq, with 2024 revenues ranging from $203 million to $1,004 million.

The benchmark analysis showed that certain compensation components paid by the Company to our Chief Executive Officer are at the bottom of the range of the compensation paid by peer groups, some of them are in the middle of the range, and some of them are at the top of the range.

The following table presents how the compensation paid to our Chief Executive Officer compared to the compensation paid by the peer group of companies:

Compensation Component	Relative Position of the compensation paid by Nayax compared to the peer group (%)
Monthly Salary	At ~ 45
Annual Bonus	N/A
Monthly Total Cash	At ~ 15
Equity (Annual)	At ~ 85
Monthly Total Compensation	At ~ 80
Monthly Total Cost	At ~ 55

Chief Executive Officer Service Agreement – Summary of Key Current Terms

Pursuant to a service agreement dated November 30, 2022, between the Company and Yair Nechmad Ltd., a company controlled by Mr. Yair Nechmad (“Mr. Nechmad’s Previous Service Agreement”), Yair Nechmad Ltd. provides the Company, through Mr. Yair Nechmad, with management services for a consideration of (a) monthly management fees of NIS 140,000 (plus VAT), which increase by 2.5% per year, (b) 725,000 options, that will vest over five years, subject to the terms and conditions set forth below (the “Previous CEO Options”), and (c) reimbursement of various expenses.

          Pursuant to Mr. Nechmad’s Previous Service Agreement, the Previous CEO Options vest as follows:

o	If revenue grows by at least 30% in any calendar year, and subject to the condition that the gross profit for the same year will be more than 40%, 75,000 options shall vest.

o
In addition, for growth of 30% - 40% of the revenue, and subject to the condition that the gross profit for the same year will be more than 40%, additional 70,000 shall vest, proportionally on a linear basis.

The exercise price of the Previous CEO Options is NIS 105 per option.

Chief Executive Officer Service Agreement – Summary of Key Updated Terms

Pursuant to the CEO’s Revised Service Agreement between the Company and Yair Nechmad Ltd., a company controlled by Mr. Yair Nechmad, Yair Nechmad Ltd. provides the Company, through Mr. Yair Nechmad, with management services for a consideration of (a) monthly management fees of NIS 160,000 (plus VAT), which increase by 2.5% per year, (b) 925,000 options, that will vest over five years, subject to the terms and conditions set forth below (the “CEO Options”), and (c) reimbursement of various expenses.

Pursuant to the CEO’s Revised Service Agreement, the CEO Options will vest as follows:

o
If revenue grows by at least 25% in any calendar year, and subject to the condition that the Adjusted EBITDA margin for those years will be as follows: 18% for year 1, 22% for year 2, 25% for year 3, 28% for year 4 and 30% for year 5, then 95,000 options shall vest in each year.

o
In addition to the above, with respect to the Company's revenue growth in any calendar year relative to the preceding year (beginning with 2026 relative to growth compared to 2025) at a rate exceeding 25% and up to a revenue growth rate of 35% (the “Maximum Revenue Growth Target”), and subject to achieving the Company's Adjusted EBITDA margin for that year, additional up to 90,000 options shall vest (and become exercisable into ordinary shares of the Company) in each calendar year. The actual number of options vesting pursuant to this section shall be calculated on a linear basis, in accordance with the revenue growth rate between 25%–35% relative to the prior calendar year (for the avoidance of doubt, vesting of options pursuant to this Section shall be in addition to the vesting of 95,000 options mentioned above. For example, at a revenue growth rate of 30% in 2026 (relative to 2025) with an Adjusted EBITDA margin of 18%, 45,000 options shall vest pursuant to this section (for the avoidance of doubt, in addition to the 95,000 options under the above section.

o	Accordingly, the maximum total number of options vesting in each of the years 2026–2030, should the Company meet the Maximum Revenue Growth Target of 35%, shall be 185,000 options.

o	Notwithstanding the above sections:

(a) To the extent that the Company's revenues in the year 2028 would be within the range of $950–$1,000 million (or more) (the “Revenue Target”), and subject to the Company's gross margin as reported in its audited financial statements for the year 2028 not falling below 50%, and subject to the Company's Adjusted EBITDA margin relative to revenues in 2028 not falling below 30%, additional options shall vest (and shall be convertible into ordinary shares of the Company) in a quantity that, together with the options vested pursuant to the sections above, for the years 2026–2028, shall bring the total cumulative vested options to 555,000 options (the maximum possible number of shares for these three years combined).

(b) To the extent that the Company's revenues for the year 2028 reach the Revenue Target, the minimum growth rate pursuant to the section above for the years 2029–2030 shall be 20% instead of 25%, and likewise the revenue growth rate for the years 2029–2030 for the purpose of option allocation pursuant to the section above shall be at a rate exceeding 20% and up to a growth rate of 30%, instead of a rate exceeding 25% and up to a growth rate of 35%.

(c) In addition to the foregoing, to the extent that the Company's share price during the period ending on 2030 reaches a price of $240 (or more) for a consecutive period of not less than 90 days, options shall vest (and shall be convertible into ordinary shares of the Company) in a quantity that, together with the options vested for the years 2026–2030, shall bring the total cumulative vested options to 925,000 options. For the avoidance of doubt, it is hereby clarified that to the extent the Company meets the share price target, all options granted pursuant to Mr. Nechmad’s Service Agreement shall vest immediately, regardless of whether the revenue and Adjusted EBITDA targets mentioned above have been met.

The exercise price of the CEO Options granted will be equal to the weighted average share price of the Company’s ordinary shares on any stock exchange where the Company’s shares are traded, in the thirty (30) trading days preceding the date of approval of such award.

Reasons for the amendments to the compensation

In making its recommendation, the Remuneration Committee and the Board of Directors noted the fact that the equity component, if granted in full, represents a potential of 2.5% of the Company’s issued share capital as of the date of the agreement (as agreed in Mr. Nechmad’s Previous Service Agreement) and adjusted to a dual-listed, mid-cap company and its risk and complexity.

Our Remuneration Committee and Board of Directors believe that it is in the best interest of our shareholders and our Company to approve the CEO’s Revised Service Agreement and recommend that the shareholders approve the CEO’s Revised Service Agreement.

Historical CEO Compensation

The following table presents summary information regarding the compensation paid to, or proposed to be paid and earned by, Mr. Nechmad in the years ended December 31, 2025, 2024 and 2023:

Year	Annual Salary	Bonus	Share-based payment	Management fees	Consulting fees	Total
	In thousands
2025	$607	-	-	-	-	$607
2024	$483	-	$811	-	-	$1,294
2023	$483	-	$884	-	-	$1,367

Considerations under Our Remuneration Policy

Nayax’s Remuneration Policy for officers of the Company (the “Remuneration Policy”), which applies to our Chief Executive officer as well as to our other officers, is underlined by the following consideration: (i) promoting the Company’s objectives, its work plan and its policy in the long term; (ii) creating a reasonable and appropriate system of incentives for the Company’s officers, inter alia considering the Company’s nature, its business activity, its risk management policy and the Company’s employment relationship; (iii) the Company’s size and the nature of its activity; (iv) on the matter of terms of office and employment that include variable components - the officer’s contribution to the achievement of the Company’s targets and maximizing its profits, in the long term, according to the officer’s position, (v) providing the required tools for hiring, incentivizing and retaining talented and skilled officers of the Company, who may contribute to the Company and maximize its long term profits; (vi) tying the officers’ remuneration to the Company’s performance, while adjusting the remuneration of the officers to their contribution in achieving the Company’s targets and maximizing its profits, in the long term and in accordance with their position; and (vii) creating a proper balance between the various remuneration components (fixed components vis-a-vis variable components).

The underlying purposes of our Remuneration Policy are (i) improving the business results and increasing the Company’s revenues and profitability over time; (ii) supporting the implementation of the Company’s business strategy; (iii) increasing officers’ sense of identification with the Company by creating a common interest; (iv) creating a direct connection between performance and remuneration; (v) increasing motivation, level of ambitiousness and striving for excellence; and (vi) increasing satisfaction and retaining officers over time.

 Under our Remuneration Policy, the general parameters that shall be taken into account when examining the remuneration terms of the officers of the Company are: (i) The education, qualifications, expertise, professional experience, seniority (at the Company in particular and in their profession generally) and achievements of the Officer; (ii) The officer’s position, areas of responsibility, and terms of employment under previous salary agreements signed with the officer and/or, if relevant, with the officer that preceded him in the position; (iii) the officer’s contribution to the Company’s performance, to achieving its strategic targets, to implementing its work plans, and to its profits, resilience and stability; (iv) the degree of responsibility imposed on the officer for his position at the Company; (v) the Company’s need to retain the officer in light of his qualifications, his knowledge and/or his unique expertise, (vi) the existence or absence of any material change in the position or function of the officer or in the demands of the Company from the officer; (vii) the complexity and nature of the Company’s activity; (viii) market conditions, competition and the regulatory environment in which the Company operates; (ix) the ratio between the fixed component in the officer’s terms of office and employment and variable components, according to the definitions set forth in the framework of this Policy; (x) the ratio between the cost of the terms of office and employment of the officer and the salary cost of all other Company employees and contractor workers who are employed with the Company, in particular the ratio to the average and median salary of such employees, and the effect of the differences between them on labor relations at the Company; (xi) the reasonableness of the remuneration mechanisms and the scopes of the amounts also relative to the customary conditions on the market for officers serving in similar positions in similar companies, (xii) with respect to terms of office and employment that include variable components - the possibility of reducing the variable components at the discretion of the board of directors, and the possibility of determining a maximum amount for the realization value of variable equity components that are not cleared in cash, and (xiii) with respect to terms of office and employment that include retirement bonuses - the officer’s period of office or employment, terms of office and employment in this period, the Company’s performance in the foregoing period, the officer’s contribution to the achievement of the Company’s targets and maximizing its profits, and circumstances of retirement.

Proposed Resolution

 It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the CEO’s Revised Service Agreement, for an additional three (3) years.”

Required Vote

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders and do not have a personal interest in the approval of the proposal mentioned in clause (i) above that are voted against such proposal does not represent more than two percent (2%) of the total voting rights in the Company.
Board Recommendation

THE BOARD OF DIRECTORS, THE AUDIT COMMITTEE AND THE REMUNERATION COMMITTEE RECOMMEND A VOTE FOR APPROVAL OF THIS RESOLUTION

PROPOSAL NO. 8

APPROVE THE REVISED SERVICE AGREEMENT OF THE COMPANY’S CHIEF TECHNOLOGY
OFFICER, MR. DAVID BEN-AVI, FOR AN ADDITIONAL THREE (3) YEARS

Background

Our shareholders are being asked to approve the terms of service agreement for our founder and Chief Technology Officer, Mr. David Ben Avi, as detailed below.

Mr. Ben Avi serves as our Chief Technology Officer since our founding in 2005. Mr. Ben Avi's leadership has been critical to the Company’s success and has been a pillar in the development of its technology and the execution of its strategy. Under Ben Avi's leadership, as Chief Technology Officer, since foundation of the Company, the Company has gained its growth, international success and leadership position in the market.

Mr. Ben Avi is also deemed to be one of our controlling shareholders. Under Israel’s Companies Law, any Israeli public company that seeks to approve terms of compensation of its controlling shareholder, is required to obtain the approval of its remuneration committee, board of directors and shareholders, in that order. Pursuant to the Companies Law and the regulations promulgated thereunder, the approval of the company's shareholders is valid for five years, after which such approval must be renewed.

Our shareholders approved the terms of service of our Chief Technology Officer in May 2021, and therefore the terms are now being submitted for re-approval. At the same time, the Company proposes to amend certain of the terms of service of the chief technology officer as further detailed below (the “CTO’s Revised Service Agreement”).

On March 12, 2026 our Remuneration Committee, Audit Committee and Board of Directors, approved the updated compensation for our Chief Technology Officer, detailed below, and such amended compensation package is subject to the approval of our shareholders.
Benchmark Compensation Analysis

In March 2026 the Company mandated and received from a third-party compensation consultant a benchmark study of the compensation paid to our Chief Technology Officer. The compensation consultant compared the various compensation components paid to our Chief Technology Officer with equivalent compensation components paid by a peer group of companies to similarly positioned officers. The compensation components included monthly salary, annual bonus, monthly total cash, equity grants, monthly total compensation, and monthly total costs. The peer group of companies consists of twelve Israeli companies traded on Nasdaq, with 2024 revenues ranging from $203 million to $1,004 million.

The benchmark analysis showed that certain compensation components paid by the Company to our Chief Technology Officer are at the bottom of the range of the compensation paid by peer groups, some are at the middle of the range, and others are at the top of the range.

The following table presents how the compensation paid to our Chief Technology Officer compared to the compensation paid by the peer group of companies:

Compensation Component	Relative Position of the compensation paid by Nayax compared to the peer group (%)
Monthly Salary	At ~ Max
Annual Bonus	N/A
Monthly Total Cash	At ~ 45
Equity (Annual)	At ~ 90
Monthly Total Compensation	At ~ 80
Monthly Total Cost	At ~ 85

Chief Technology Officer Service Agreement – Summary of Key Current Terms

Pursuant to a service agreement dated November 30, 2022, between the Company and David Ben Avi Ltd., a company controlled by Mr. Ben Avi (“Mr. Ben Avi’s Previous Service Agreement”), David Ben Avi Ltd. provides the Company, through Mr. David Ben Avi, with management services for a consideration of (a) monthly management fees of NIS 140,000 (plus VAT), which increase by 2.5% per year, (b) 725,000 options, that will vest over five years, subject to the terms conditions set forth below (the “Previous CTO Options”), and (c) reimbursement of various expenses.

          Pursuant to Mr. Ben Avi’s Previous Service Agreement, the Previous CTO Options vest as follows:

o	If revenue will grow by at least 30% in any calendar year, and subject to the condition that the gross profit for the same year will be more than 40%, 75,000 options shall vest.

o
In addition, for a growth of 30% - 40% of the revenue, and subject to the condition that the gross profit for the same year will be more than 40%, additional 70,000 shall vest, proportionally on a linear basis.

The exercise price of the Previous CTO Options is NIS 105 per option.

Chief Technology Officer Service Agreement – Summary of Key Updated Terms

Pursuant to the CTO’s Revised Service Agreement between the Company and David Ben Avi Ltd., a company controlled by Mr. David Ben Avi, David Ben Avi Ltd. provides the Company, through Mr. David Ben Avi, with management services for a consideration of (a) monthly management fees of NIS 160,000 (plus VAT), which increase by 2.5% per year, (b) 925,000 options, that will vest over five years, subject to the terms and conditions set forth below (the “CTO Options”), and (c) reimbursement of various expenses.

          Pursuant to the CTO’s Revised Service Agreement, the CTO Options will vest as follows:

o
If revenue grows by at least 25% in any calendar year, and subject to the condition that the Adjusted EBITDA margin for those years will be as follows: 18% for year 1, 22% for year 2, 25% for year 3, 28% for year 4 and 30% for year 5, then 95,000 options shall vest in each year.

o
In addition to the above, with respect to the Company's revenue growth in any calendar year relative to the preceding year (beginning with 2026 relative to growth compared to 2025) at a rate exceeding 25% and up to a revenue growth rate of 35% (the “Maximum Revenue Growth Target”), and subject to achieving the Company's Adjusted EBITDA margin for that year, additional up to 90,000 options shall vest (and become exercisable into ordinary shares of the Company) in each calendar year. The actual number of options vesting pursuant to this section shall be calculated on a linear basis, in accordance with the revenue growth rate between 25%–35% relative to the prior calendar year (for the avoidance of doubt, vesting of options pursuant to this Section shall be in addition to the vesting of 95,000 options mentioned above). For example, at a revenue growth rate of 30% in 2026 (relative to 2025) with an Adjusted EBITDA margin of 18%, 45,000 options shall vest pursuant to this section (for the avoidance of doubt, in addition to the 95,000 options under the above section).

o	Accordingly, the maximum total number of options vesting in each of the years 2026–2030, should the Company meet the Maximum Revenue Growth Target of 35%, shall be 185,000 options.

o	Notwithstanding the above sections:

(a) To the extent that the Company's revenues in the year 2028 would be within the range of $950–$1,000 million (or more) (the “Revenue Target”), and subject to the Company's gross margin as reported in its audited financial statements for the year 2028 not falling below 50%, and subject to the Company's Adjusted EBITDA margin relative to revenues in 2028 not falling below 30%, additional options shall vest (and shall be convertible into ordinary shares of the Company) in a quantity that, together with the options vested pursuant to the sections above, for the years 2026–2028, shall bring the total cumulative vested options to 555,000 options (the maximum possible number of shares for these three years combined).

(b) To the extent that the Company's revenues for the year 2028 reach the Revenue Target, the minimum growth rate pursuant to the section above for the years 2029–2030 shall be 20% instead of 25%, and likewise the revenue growth rate for the years 2029–2030 for the purpose of option allocation pursuant to the section above shall be at a rate exceeding 20% and up to a growth rate of 30%, instead of a rate exceeding 25% and up to a growth rate of 35%.

(c) In addition to the foregoing, to the extent that the Company's share price during the period ending on 2030 reaches a price of $240 (or more) for a consecutive period of not less than 90 days, options shall vest (and shall be convertible into ordinary shares of the Company) in a quantity that, together with the options vested for the years 2026–2030, shall bring the total cumulative vested options to 925,000 options. For the avoidance of doubt, it is hereby clarified that to the extent the Company meets the share price target, all options granted pursuant to this agreement shall vest immediately, regardless of whether the revenue and Adjusted EBITDA targets mentioned above have been met.

The exercise price of the CTO Options granted will be equal to the weighted average share price of the Company’s ordinary shares on any stock exchange where the Company’s shares are traded, in the thirty (30) trading days preceding the date of approval of such award.

Reasons for the amendments to the compensation

In making its recommendation, the Remuneration Committee and the Board of Directors noted the fact that the equity component, if granted in full, represents a potential of 2.5% the Company’s issued share capital as of the date of approval of the agreement (as agreed in Mr. Ben Avi’s Previous Service Agreement) and adjusted to a dual-listed, mid-cap company and its risk and complexity.

Our Remuneration Committee and Board of Directors believe that it is in the best interest of our shareholders and our Company to approve the CTO’s Revised Service Agreement and recommend that the shareholders approve the CTO’s Revised Service Agreement.

Historical CTO Compensation

The following table presents summary information regarding the compensation paid to, or proposed to be paid and earned by, Mr. Ben Avi in the years ended December 31, 2025, 2024 and 2023:

Year	Annual Salary	Bonus	Share-based payment	Management fees	Consulting fees	Total
	In thousands
2025	$607	-	-	-	-	$607
2024	$483	-	$811	-	-	$1,294
2023	$483	-	$884	-	-	$1,367

Considerations under Our Remuneration Policy

Nayax’s Remuneration Policy for officers of the Company (the “Remuneration Policy”), which applies to our Chief Technology Officer as well as to our other officers, is underlined by the following consideration: (i) promoting the Company’s objectives, its work plan and its policy in the long term; (ii) creating a reasonable and appropriate system of incentives for the Company’s officers, inter alia considering the Company’s nature, its business activity, its risk management policy and the Company’s employment relationship; (iii) the Company’s size and the nature of its activity; (iv) on the matter of terms of office and employment that include variable components - the officer’s contribution to the achievement of the Company’s targets and maximizing its profits, in the long term, according to the officer’s position, (v) providing the required tools for hiring, incentivizing and retaining talented and skilled officers of the Company, who may contribute to the Company and maximize its long term profits; (vi) tying the officers’ remuneration to the Company’s performance, while adjusting the remuneration of the officers to their contribution in achieving the Company’s targets and maximizing its profits, in the long term and in accordance with their position; and (vii) creating a proper balance between the various remuneration components (fixed components vis-a-vis variable components).

The underlying purposes of our Remuneration Policy are (i) improving the business results and increasing the Company’s revenues and profitability over time; (ii) supporting the implementation of the Company’s business strategy; (iii) increasing officers’ sense of identification with the Company by creating a common interest; (iv) creating a direct connection between performance and remuneration; (v) increasing motivation, level of ambitiousness and striving for excellence; and (vi) increasing satisfaction and retaining officers over time.

 Under our Remuneration Policy, the general parameters that shall be taken into account when examining the remuneration terms of the officers of the Company are: (i) The education, qualifications, expertise, professional experience, seniority (at the Company in particular and in their profession generally) and achievements of the Officer; (ii) The officer’s position, areas of responsibility, and terms of employment under previous salary agreements signed with the officer and/or, if relevant, with the officer that preceded him in the position; (iii) the officer’s contribution to the Company’s performance, to achieving its strategic targets, to implementing its work plans, and to its profits, resilience and stability; (iv) the degree of responsibility imposed on the officer for his position at the Company; (v) the Company’s need to retain the officer in light of his qualifications, his knowledge and/or his unique expertise, (vi) the existence or absence of any material change in the position or function of the officer or in the demands of the Company from the officer; (vii) the complexity and nature of the Company’s activity; (viii) market conditions, competition and the regulatory environment in which the Company operates; (ix) the ratio between the fixed component in the officer’s terms of office and employment and variable components, according to the definitions set forth in the framework of this Policy; (x) the ratio between the cost of the terms of office and employment of the officer and the salary cost of all other Company employees and contractor workers who are employed with the Company, in particular the ratio to the average and median salary of such employees, and the effect of the differences between them on labor relations at the Company; (xi) the reasonableness of the remuneration mechanisms and the scopes of the amounts also relative to the customary conditions on the market for officers serving in similar positions in similar companies, (xii) with respect to terms of office and employment that include variable components - the possibility of reducing the variable components at the discretion of the board of directors, and the possibility of determining a maximum amount for the realization value of variable equity components that are not cleared in cash, and (xiii) with respect to terms of office and employment that include retirement bonuses - the officer’s period of office or employment, terms of office and employment in this period, the Company’s performance in the foregoing period, the officer’s contribution to the achievement of the Company’s targets and maximizing its profits, and circumstances of retirement.

Proposed Resolution

 It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the CTO’s Revised Service Agreement, for an additional three (3) years.”

Required Vote
The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the shareholders who do not have a personal interest in the approval of the proposal mentioned in clause (i) above that are voted against such proposal does not represent more than two percent (2%) of the total voting rights in the Company.
Board Recommendation

THE BOARD OF DIRECTORS, THE REMUNERATION COMMITTEE AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR APPROVAL OF THIS RESOLUTION

PROPOSAL NO. 9

APPROVE AND RATIFY THE TERMS OF EMPLOYMENT OF MR. REUVEN AMAR

The Companies Law generally requires that the terms of service and employment of a company’s executive officers and employees who are relatives of such company’s controlling shareholders be approved by the company’s remuneration committee or the audit committee (as applicable), the board of directors and the shareholders of such company.

Mr. Reuven Amar is the brother-in-law of MR. David Ben-Avi, a controlling shareholder of the Company.

Mr. Amar is the Engineering Lab, Logistics and Systems Maintenance Manager at Dually Ltd., a wholly-owned subsidiary of the Company, and received compensation of approximately $149,126, $172,000 and $177,000 in 2025, 2024 and 2023, respectively. Additionally, Mr. Amar was granted 2,500 options in 2023, exercisable into 2,500 Ordinary Shares at the exercise price of $18.83 per share. Mr. Amar was granted 66 RSUs in 2025 at the exercise price of $38.5 per share.

Following approval by the Company’s Audit Committee and the Board of Directors, it is proposed to approve and ratify, for a period of three (3) years commencing the date of the Meeting, the employment terms of Mr. Amar, as follows:

(i)	Gross monthly compensation in the amount of NIS 36,000 ($11,449), including NIS 10,800 ($3,434) as global overtime pay;

(ii)
With appropriate corporate approvals, and at the recommendation of his direct supervisor, Mr. Amar’s monthly compensation may be increased, once per calendar year, by up to 10%, provided that for a period of three (3) years commencing the date of the Meeting, Mr. Amar’s compensation will not increase by more than 15% over such three (3) year period;

(iii)
Mr. Amar will be entitled to an annual bonus, to be determined based on measurable goals set in advance by the Audit Committee and the Board of Directors, provided that the bonus awarded with respect to any calendar year will not exceed 3 monthly salaries; will be granted an annual bonus with respect to 2025 in the amount of NIS 50,000 ($15,888);

(iv)
Share options or other equity securities of the Company may be granted to Mr. Amar once per calendar year under and subject to the Plan, provided that: (a) the exercise price of any options so granted will be equal to the weighted average share price of the Company’s ordinary shares on any stock exchange where the Company’s shares are traded, in the thirty (30) trading days preceding the date of approval of such award, and (b) the share options or the other equity securities will vest over a period of at least three (3) years. Additionally, the fair value of the equity securities awarded annually to Mr. Amar, according to a generally acceptable valuation method, divided by the number of years of vesting of such securities, shall not exceed the amount of five (5) gross monthly salaries;

(v)
Mr. Amar will be entitled to reimbursement of customary travel expenses; a cell phone from the Company and usage fees up to NIS 200 per month; meal allowance in the amount of NIS 850 (gross) per month; and other customary social benefits, including contributions to a continuing education fund at customary rates;

(vi)
Mr. Amar will be entitled to 24 days of paid vacation per year (and will be entitled to accumulate up to 48 such days), which if not utilized may be redeemed at the end of his employment; and customary increases in his compensation reflecting increases in cost of living expenses and convalescence pay pursuant to extension orders; and

(vii)	Each of the Company and Mr. Amar may generally terminate his employment at any time, subject to 30 days prior notice.

If Mr. Amar’s employment terms are not approved and ratified by the shareholders, the employment terms previously approved by the shareholders will continue to apply.

In recommending that shareholders approve the employment terms of Mr. Amar, the Audit Committee and the Board of Directors considered Mr. Amar’s proven skill, expertise and experience in his position, past performance in that position, and Mr. Amar’s ongoing contribution to the Company’s business success.

Proposed Resolution

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve and ratify the terms of employment of Mr. Reuven Amar.”

Required Vote

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the shareholders who do not have a personal interest in the approval of the proposal mentioned in clause (i) above that are voted against such proposal does not represent more than two percent (2%) of the total voting rights in the Company.
Board Recommendation

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR APPROVAL OF THIS RESOLUTION

PROPOSAL NO. 10

APPROVE AND RATIFY THE TERMS OF EMPLOYMENT OF MS. TAL TANNENBAUM

The Companies Law generally requires that the terms of service and employment of a company’s executive officers and employees who are relatives of a company’s controlling shareholders be approved by the company’s remuneration committee or the audit committee (as applicable), the board of directors and the shareholders of such company.

Ms. Tal Tannenbaum became the daughter-in-law of Mr. Yair Nechmad, a controlling shareholder of the Company, in August 2022.

Ms. Tannenbaum was a part-time employee of the Company from December 2021 until August 1, 2023, at which time she became a full-time employee. Ms. Tannenbaum received compensation of approximately $98,150, $80,000 and $55,000 in 2025, 2024 and 2023, respectively. Additionally, Ms. Tannenbaum was granted 500 options in 2022, exercisable into 500 Ordinary Shares at the exercise price of NIS 65.7 per share. Ms. Tannenbaum was granted 53 RSU in 2025 at the exercise price of $38.5 per share.

Following approval by the Company’s Audit Committee and the Board of Directors, it is proposed to approve and ratify, for a period of three (3) years commencing on the date of the Meeting, the employment terms of Ms. Tannenbaum, as follows:

(i)	Gross base monthly compensation of NIS 23,500 ($7,467), including NIS 7,050 ($2,242) global overtime pay;

(ii)
With appropriate corporate approvals, and at the recommendation of her direct supervisor, Ms. Tannenbaum’s monthly compensation may be increased, once per calendar year, by up to 10%, provided that for a period of three (3) years commencing on the date of the Meeting, Ms. Tannenbaum’s monthly compensation will not increase by more than 15% over such three (3) year period;

(iii)
Ms. Tannenbaum will be entitled to an annual bonus, to be determined based on measurable goals set in advance by the Audit Committee and the Board of Directors, provided that the bonus awarded with respect to any calendar year will exceed neither three (3) monthly salaries nor NIS 67,500 ($21,650);

(iv)	Ms. Tannenbaum will be granted an annual bonus with respect to 2025 in the amount of NIS 25,000 ($7,944);

(v)
Share options or other equity securities of the Company may be granted to Ms. Tannenbaum, once per calendar year under and subject to the Plan, provided that: (a) the exercise price of any options so granted will be equal to the weighted average share price of the Company’s ordinary shares on any stock exchange where the Company’s shares are traded, in the thirty (30) trading days preceding the date of approval of such awards, and (b) the share options or the other equity securities will vest over a period of at least three (3) years. Additionally, the fair value of the equity securities awarded annually to Ms. Tannenbaum, according to a generally acceptable valuation method, divided by the number of years of vesting of such securities, shall not exceed the amount of three (3) monthly salaries;

(vi)
Ms. Tannenbaum will be entitled to 19 days of paid vacation per year (and will be entitled to accumulate up to twice the number of such days, excluding vacation days with respect to the then-current year), which if not utilized may be redeemed at the end of her employment, in accordance with Israeli law; the number of paid vacation days will increase annually, up to a maximum of 24 days per year (and up to a maximum of 48 such days accumulated), in accordance with the Company's general policy; paid sick leave and sick relatives paid leave in accordance with Israeli law, with full pay from the second consecutive sick day; convalescence pay in accordance with Israeli law and extension orders; and social contributions as well as contributions to a continuing education fund at customary rates;

(vii)	Ms. Tannenbaum will be subject to the arrangement set forth by Section 14 of the Severance Pay Law, 1963;

(viii)
Ms. Tannenbaum will be entitled to reimbursement of customary travel expenses; a cell phone from the Company and usage fees up to NIS 100 per month; and meals allowance in the amount of NIS 850 (gross) per month; and

(ix)	Each of the Company and Ms. Tannenbaum may generally terminate her employment at any time, subject to 30 days prior notice.

If Ms. Tannenbaum’s employment terms are not approved and ratified by the shareholders, the employment terms previously approved by the shareholders will continue to apply.

In recommending that shareholders approve the employment terms of Ms. Tannenbaum, the Audit Committee and the Board of Directors considered Ms. Tannenbaum’s proven skill, expertise and experience in her position, past performance in that position, and Ms. Tannenbaum’s ongoing contribution to the Company’s business success.

Proposed Resolution

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve and ratify the terms of employment of Ms. Tal Tannenbaum.”

Required Vote

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the shareholders who do not have a personal interest in the approval of the proposal mentioned in clause (i) above that are voted against such proposal does not represent more than two percent (2%) of the total voting rights in the Company.

Board Recommendation

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR APPROVAL OF THIS RESOLUTION

PROPOSAL NO. 11

APPROVAL OF CERTAIN AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION

Background

Our Board of Directors has approved, and recommended that the shareholders approve, certain amendments to the provisions of the Company’s Amended and Restated Articles of Association relating to the appointment and removal of directors, including (a) to establish a classified Board of Directors consisting of three classes of directors (other than the external directors) with staggered three-year terms of office (the “Classified Board”), and (b) to require that the removal from office of a director shall require a vote by a majority of at least 60% of the votes of the shareholders present at the meeting. The description of the proposed amendments to the Company’s Articles, including the proposed Classified Board, set forth below is qualified in its entirety by reference to the text of the amendment to Articles 28-35 of the Company’s Articles as set forth in Exhibit D attached hereto (the “Articles Amendment”).

Staggered (Classified) Board

Our Articles currently provide that all of the Company’s directors (other than external directors) are to be elected annually to serve until the annual general meeting held in the year following such election. However, if the Articles Amendment is approved and the Classified Board structure becomes effective, our Board of Directors (other than external directors) would be classified into three classes, as nearly equal in number as possible, with each class having a three-year term expiring in a different year. However, for the initial terms immediately following the division of the Board of Directors into three classes, directors would be assigned terms of one, two or three years, as described below.

If this Proposal 11 is approved, our Board of Directors has initially designated the three classes to initially be comprised of the following directors, if elected at the General Meeting in accordance with Proposal 11:

Class I Director (Term to Expire at the 2027 Annual General Meeting)

Eran Havshush

Class II Director (Term to Expire at the 2028 Annual General Meeting)

Nir Dor
Reuven Ben Menachem

Class III Director (Term to Expire at the 2029 Annual General Meeting)

Yair Nechmad
David Ben Avi

If this Proposal 11 is approved at the General Meeting and the Classified Board structure becomes effective, at each successive annual general meeting of shareholders following the General Meeting, the class of directors to be elected in such year would be elected for a three-year term so that the term of office of one class of directors expires in each year. If this Proposal 11 is not approved at the General Meeting, then each director (other than external directors) will continue to be elected annually, at our annual general meeting of shareholders.

The Classified Board structure also provides that a director (other than an external director) appointed by the Board of Directors to fill a vacancy holds office until the next election of the class for which such director has been chosen (unless their office is vacated at an earlier time, pursuant to the provisions of the Companies Law or the Articles). Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

Further, our current Articles provide that directors shall be elected at an annual general meeting of shareholders and we are proposing to maintain this requirement in the Articles Amendment.

Removal of Directors by a Special Majority

Our Articles currently provide that a director may be removed from office by a resolution of the shareholders in the general meeting by a simple majority. We propose to change that, so that a director will be removed from office only by a vote of the shareholders in the general meeting of at least 60% of all the votes of the shareholders present at the general meeting who are entitled to vote and have voted at the meeting, without taking into account abstaining votes.

Advantages of Proposed Amendments to Articles of Association

Our Board of Directors believes that the proposed amendments to the Articles will help to assure the continuity and stability of our long-term policies in the future and to reduce our vulnerability to hostile and potentially abusive takeover tactics that could be adverse to the best interests of the Company’s shareholders. A longer term in office would allow our directors to stay focused on long-term value creation, without undue pressure that may come from special interest groups intent on pursuing their own agenda at the expense of the interests of the Company and its other shareholders. Further, it would enable us to benefit more effectively from directors’ experience, knowledge of the Company and wisdom, while helping us attract and retain highly qualified individuals willing to commit the time and dedication necessary to understand the Company and its operations. The Classified Board would not preclude unsolicited acquisition proposals but, by eliminating the threat of imminent removal, would put our Board of Directors in a position to act to maximize value for all shareholders. Unless a director is removed or resigns, three annual elections are needed to replace all the directors on the classified Board of Directors. The proposed amendments to the Articles may, therefore, discourage an individual or entity from acquiring a significant position in the Company’s shares with the intention of obtaining immediate control of the Board of Directors, without the cooperation of our Board of Directors. If this Proposal 11 is approved at the General Meeting, these provisions will be applicable to each annual election of directors (other than external directors), including the elections following any change of control of the Company.

We also believe that the higher threshold of 60% of the votes required to remove a director from its office, is consistent with market trends and conforms with similar provisions in the articles of our peers.

Potential Disadvantages of Proposed Amendments to Articles of Association

While the proposed amendments to the Articles may have the beneficial effects discussed immediately above, it may also discourage some takeover bids, including some that would otherwise allow shareholders the opportunity to realize a premium over the market price of their shares or that a majority of our shareholders otherwise believes may be in their best interests to accept or where the reason for the desired change is inadequate performance of our directors or management. Because of the additional time required to change control of our Board of Directors, the proposed amendments to the Articles may make it more difficult and more costly for a potential acquirer to gain control of our Board of Directors and the Company, even if the takeover bidder were to acquire a majority of our outstanding shares. Currently, a change in control of our Board of Directors can be made by shareholders holding a majority of the votes cast at a single annual general meeting of shareholders where there is a contested director election. If the proposed amendments to the Articles are adopted, it will take at least two annual general meetings of shareholders following the annual general meeting at which the Classified Board structure becomes effective for a potential acquirer to effect a change in control of our Board of Directors or to take action to remove other impediments to its acquisition of our Company, even if the potential acquirer were to acquire a majority of our outstanding Ordinary Shares.

Further, the proposed Articles Amendments will make it more difficult for shareholders to change the majority composition of the Board of Directors, even if the shareholders believe such a change would be beneficial. Because the proposed amendments to the Articles will make the removal or replacement of directors more difficult, it would increase the directors’ security in their positions, and could be viewed as tending to perpetuate incumbent management.

However, our Board of Directors believes that forcing potential bidders to negotiate with our Board of Directors for a change of control transaction will allow our Board of Directors to better maximize shareholders value in any change of control transaction. The Board of Directors is not presently aware of any attempt, or contemplated attempt, to acquire control of the Company.

Special Majority will be Required to Amend the New Provisions

To preserve the Classified Board structure and other provisions in Articles 28-35 of the Company’s Articles relating the appointment or removal of directors, if approved at the General Meeting, the proposed Articles Amendment provides that any amendment to the provisions of Articles 28-35 of the Company’s Articles relating to the Classified Board and certain other provisions of Articles 28-35 of the Company’s Articles relating to the appointment of directors, as set forth in the Articles Amendment, shall require the approval of at least 60% of the votes of the shareholders present at a general meeting of shareholders who are entitled to vote and have voted at such meeting, without taking the votes of the abstaining voters into account, which we refer to as the “Special Majority Amendment Provision.” Under the Companies Law, in order to include the Special Majority Amendment Provision in our Articles, such provision must be approved by the shareholders by the same special majority. Accordingly, if this Proposal 11 is approved by our shareholders at the General Meeting (by an ordinary majority) but does not receive the affirmative vote of the holders of at least 60% of the Ordinary Shares represented at the General Meeting, in person or by proxy, voting on the proposal, the Articles Amendment shall be approved without the Special Majority Amendment Provision.

Proposed Resolution

It is proposed that at the General Meeting, the following resolution be adopted:

"RESOLVED, to approve certain amendments to the Company’s Amended and Restated Articles of Association relating to the appointment of directors of the Company, including to classify the Board of Directors (other than the external directors) into three classes with staggered three-year terms, substantially in the form attached as Exhibit D."

Required Vote

The affirmative vote of the holders of a majority of sixty percent (60%) of the voting power represented at the General Meeting, in person or by proxy and voting thereon, shall be required.

Board Recommendation

  THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR APPROVAL OF THIS RESOLUTION

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting; however, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Yair Nechmad
Chairman of the Board of Directors
Dated: March 19, 2026

Exhibit A

Nayax Ltd.
(Hereinafter: the “Company”)

Remuneration Policy for Officers of the Company
(Hereinafter: the “Policy” and/or the “Remuneration Policy”)

Adopted by the ~~Board of Directors on September 1, 2022~~Company’s Competent Organs
on [_]

~~Ratified by the Board of Directors on January 30, 2025~~

Remuneration Policy for Officers

of Nayax Ltd. (the “Company”)

1.	Purposes of the Remuneration Policy

1.1	This document constitutes the Remuneration Policy for the officers of the Company,[1] as defined in the Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”).

1.2
This Remuneration Policy is a multi-~~year~~annual policy that ~~shall remain valid~~will be effective for a period ~~of five years from its approval date, pursuant to Section 1 of the Companies Regulations (Easements Regarding~~ set by the Companies Law. This policy shall be brought forward for re-approval by the Company’s Board of Directors and the general meeting of its shareholders (at the recommendation of the Company’s Remuneration Committee) as set in the  Companies Law, unless any changes need to be made to the remuneration policy in accordance with the law and/or in accordance with the Company’s needs at an earlier time. All of the above shall be implemented in accordance with, and subject to, any applicable provisions of law as may be in effect from time to time.

~~1.2~~1.3	the Obligation to Establish a Remuneration Policy), 5773-2013.

~~1.3~~1.4
This Remuneration Policy includes details regarding the remuneration components that the Company’s Officers may be entitled to (all or part thereof) under the employment agreements or the management services agreements (as relevant) signed or to be signed with them. It should be emphasized that this Policy does not grant rights to Officers of the Company, and the Officers of the Company shall have no vested right, by virtue of adopting this Remuneration Policy alone, to receive any of the remuneration components described in the Remuneration Policy. The remuneration components to which an Officer shall be entitled, shall only be those that are specifically approved by the competent organs of the Company and subject to the provisions of any law.

1.5
The Company’s Remuneration Committee and Board of Directors shall check, from time to time, whether the remuneration that is granted under this policy, does, indeed, comply with the terms of this policy and the parameters set therein for each Company office holder.

1 The term “Officer” in this Policy shall have the same meaning as defined in the Companies Law.

2.	Definitions

“Base Index”
The consumer price index known for April ~~2021~~2026. It is clarified that the amounts set forth in this Remuneration Policy shall be linked to increases in the Base Index, and shall be no less than the amounts set forth in this Policy.

“Officer”	-	As such term is defined in the Companies Law.

“Terms of Office and Employment”	-
As such term is defined in the Companies Law, as it may be from time and time, and as of the date of adopting this Remuneration Policy: the terms of office or employment of an Officer, including granting an exemption, guarantee, undertaking for indemnification or indemnification under an indemnification permit, retirement bonus, and any benefit, other payment or undertaking for such a payment, that are granted due to such office or employment.

3.	Purposes of the Remuneration Policy and Underlying Considerations

3.1	The following considerations, inter alia, underlie the Remuneration Policy:

3.1.1	Promoting the Company’s objectives, its work plan and its policy in the long term;

3.1.2
Creating a reasonable and appropriate system of incentives for the Company’s Officers, inter alia considering the Company’s nature, its business activity, its risk management policy and the Company’s employment relationship;

3.1.3	The Company’s size and the nature of its activity;

3.1.4
On the matter of terms of office and employment that include variable components - the Officer’s contribution to the achievement of the Company’s targets and maximizing its profits, in the long term, according to the Officer’s position;

3.1.5	Providing the required tools for hiring, incentivizing and retaining talented and skilled Officers of the Company, who may contribute to the Company and maximize its long term profits;

3.1.6
Tying the Officers’ remuneration to the Company’s performance, while adjusting the remuneration of the Officers to their contribution in achieving the Company’s targets and maximizing its profits, in the long term and in accordance with their position;

3.1.7	Creating a proper balance between the various remuneration components (fixed components vis-a-vis variable components).

3.2	The underlying purposes of the Remuneration Policy:

3.2.1	Improving the business results and increasing the Company’s revenues and profitability over time;

3.2.2	Supporting the implementation of the Company’s business strategy;

3.2.3	Increasing Officers’ sense of identification with the Company by creating a common interest;

3.2.4	Creating a direct connection between performance and remuneration;

3.2.5	Increasing motivation, level of ambitiousness and striving for excellence;

3.2.6	Increasing satisfaction and retaining Officers over time.

4.	Parameters for Determining the Terms of Remuneration

4.1	Below are the general parameters that shall be taken into account when examining the remuneration terms of the Officers of the Company:

4.1.1	The education, qualifications, expertise, professional experience, seniority (at the Company in particular and in their profession generally) and achievements of the Officer;

4.1.2
The Officer’s position, areas of responsibility, and terms of employment under previous salary agreements signed with the Officer and/or, if relevant, with the Officer that preceded him in the position;

4.1.3	The Officer’s contribution to the Company’s performance, to achieving its strategic targets, to implementing its work plans, and to its profits, resilience and stability;

4.1.4	The degree of responsibility imposed on the Officer for his position at the Company;

4.1.5	The Company’s need to retain the Officer in light of his qualifications, his knowledge and/or his unique expertise.

4.1.6	The existence or absence of any material change in the position or function of the Officer or in the demands of the Company from the Officer;

4.1.7	The complexity and nature of the Company’s activity;

4.1.8	Market conditions, competition and the regulatory environment in which the Company operates;

4.1.9	The ratio between the fixed component in the Officer’s terms of office and employment and variable components, according to the definitions set forth in the framework of this Policy;

4.1.10
The ratio between the cost of the terms of office and employment of the Officer and the salary cost of all other Company employees and contractor workers[2] who are employed with the Company, in particular the ratio to the average and median salary of such employees, and the effect of the differences between them on labor relations at the Company;[3]

4.1.11	The reasonableness of the remuneration mechanisms and the scopes of the amounts also relative to the customary conditions on the market for Officers serving in similar positions in similar companies.

4.1.12
With respect to terms of office and employment that include variable components - the possibility of reducing the variable components at the discretion of the ~~board~~Board of ~~directors~~Directors, and the possibility of determining a maximum amount for the realization value of variable equity components that are not cleared in cash.

4.1.13
With respect to terms of office and employment that include retirement bonuses - the Officer’s period of office or employment, terms of office and employment in this period, the Company’s performance in the foregoing period, the Officer’s contribution to the achievement of the Company’s targets and maximizing its profits, and circumstances of retirement.

5.	The Ratio Between the Remuneration to Officers and the Remuneration to the Other Company Employees and Remuneration of Officers in Similar Companies

5.1
In determining the remuneration terms of the Officers of the Company, the following, inter alia, shall be examined - the ratio between the average cost of the terms of office and employment of each Officer of the Company and the average and median salary cost of the other Company employees.[4] As of the date of adopting the Remuneration Policy, the ratio between the average cost of the terms of office and employment of each Officer of the Company and both the average and median salary cost of the other Company employees is 1:3.~~8 and 4.5, respectively.~~ In the estimate of the Company’s ~~board~~Board of ~~directors~~Directors, this ratio is reasonable and does not adversely affect labor relations at the Company.[5]

2 In this respect: “Contractor employees who are employed by the Company” - employees of a manpower contractor of whom the Company is the actual employer, and employees of a service contractor who are employed in providing services to the Company; in this respect “Manpower Contractor”, “Service Contractor”, “Actual Employer” - as such are defined in the Employees Employed by Manpower Contractors Law, 5756-1996; “Cost of salary” - any payment for employment, including employer’s provisions, payment for retirement, vehicle and vehicle use expenses and any other benefit or payment.

3 In this respect, “average salary” - the average salary level, calculated by calculating the amount of all payments to people employed in the Company (whether as employees or as consultants, including contractor workers employed by the Company) and dividing this amount by the number of people employed in the Company, whether as employees or as consultants, including contractor workers employed by the Company; “median salary” - the salary level that half of the people employed in the Company (whether as employees or as consultants, including contractor workers employed by the Company) earn more than, and half earn less than.

4 On this matter, see Footnote 3.

5 In this regard see Footnote 3; it is clarified that for purpose of calculation said ratio: (a) we examined the terms of service and employment of officers and employees of the Company and of its subsidiaries incorporated in Israel (not including hourly employees and part-time employees); (b) the salary that is taken into account for purpose of the calculation is for March ~~2021~~2026; (c) the bonus that is taken into account for purpose of the calculation is the expected bonus for ~~2021~~2026 according to the Company’s estimates, and (d) the options calculated as part of the costs of the terms of service and employment of the officers of the Company are the options granted in ~~2019 and 2020, while this calculation did not take into account the options to be allocated to Mr. Yair Nechmad and Mr. David Ben-Avi on the closing date of the IPO of the Company’s shares (see Section 13.5 below).~~2023 and 2024.

5.2	Benchmark salary comparison

Before approving an Officer’s remuneration terms, the Company shall act inasmuch as possible to prepare a salary survey, which shall be prepared internally or through an external consultant, or shall be based on an existing salary survey, which shall compare and analyze the overall remuneration level offered to the Officer of the Company compared to overall remuneration packages of Officers in positions similar to the position of the relevant Officer, in other companies of the same type as the Company and/or which operate in the Company’s field of business, and inasmuch as possible, with a scope of activities that is similar to that of the Company. For the avoidance of doubt it should be clarified that using the benchmark salary survey is not mandatory, and in any case, if such a comparison is made, its results shall not be binding upon the Company when making decisions pertaining to the remuneration of Officers in accordance with the Remuneration Policy.

6.	Remuneration Terms - General

6.1
The remuneration terms that are offered to Officers of the Company shall be determined while referring to the parameters set forth in Section ~~4~~4 above, noting the salary survey as foregoing in Section 5.2 above, where applicable.

6.2
In general, the Company shall act to have the remuneration terms of new Officers approved before the date of commencing employment at the Company, and not retroactively. Retroactive approval of remuneration terms shall only be performed in special cases.

7.	Remuneration Package Components

The Remuneration of Officers of the Company shall be based on all or part of the following remuneration components:

7.1	Base salary - base salary or management fees.

7.2	Employment benefits - as detailed in Section 9 below.

7.3	Exemption, indemnification and/or insurance - as detailed in Section 10.

7.4	Terms of termination of office - as detailed in Section 11 below.

7.5	Variable remuneration (bonuses) - short- and medium-term remuneration, which includes inter alia management and business target-oriented bonuses and discretionary bonuses.

7.6
Variable equity remuneration - long-term remuneration, designed to create common interest between maximizing value for the Company’s shareholders, as expressed in the increase of the value of the Company’s shares, and the remuneration given to the Company’s Officers.

The remuneration components listed in Section 7.5 above and this Section 7.6 shall be termed “variable components”.

8.	Base Salary (Fixed Component)

The base salary to Company officers (fixed salary only, without variable components) shall be determined pursuant to the parameters listed in Section 4 above, noting the salary survey as provided in Section 5.2 above~~,~~ (where applicable), subject to the annual cost limit of the fixed component, as detailed below.

For the matter of this Remuneration Policy, “Fixed Component Cost” - the fixed component in the remuneration terms of the officer, in terms of employer costs, gross (for the avoidance of doubt, excluding employment benefits as detailed in Section 9 below, and excluding variable components).

8.1	Company CEO and CTO

The annual cost of the fixed component in the terms of office and employment of the Company CEO and the Company CTO shall not exceed ILS  2,~~160~~800,000 for a 100% position.

8.2	CEO subordinates

The annual cost of the fixed component in the terms of office and employment of the Officers subordinate to the CEO (excluding the CTO) shall not exceed ILS ~~1,500~~2,000,000 for a 100% position.

Notwithstanding the foregoing, in special cases, with respect to Officers subordinate to the CEO (excluding the CTO), whose place of residence is outside Israel, the Company’s competent organs shall be allowed to determine that the annual cost of the fixed component in the terms of office and employment of the Officers subordinate to the CEO as foregoing shall not exceed ILS  2,~~160~~800,000 per annum for a 100% position.

8.3	Chairman of the Board of Directors

The annual cost of the fixed component in the terms of office and employment of the Chairman of the Board of Directors shall not exceed ILS ~~1,800~~2,300,000 for a 100% position. It is clarified that a Chairman of the Board of Directors who serves as an Officer in another position at the Company shall not be entitled to any additional remuneration for his service as the chairman of the ~~board~~Board.

8.4	General

8.4.1
The limit amounts detailed in this Section 8 above shall be linked to increases in the Base Index. In addition, the limit of the fixed component cost, set forth in this Remuneration Policy, shall be increased each year at a nominal rate of 5%.

8.4.2	In case of a scope of position of less than 100%, the maximum annual cost of the foregoing fixed component shall be calculated relatively to the Officer’s scope of position in practice.

8.4.3	The salary component set forth in the Officer’s individual employment agreement may be linked to increases in the consumer price index.

9.	Benefits Attached to Officers’ Remuneration

9.1
Officers who are the Company’s employees shall be entitled (at the least) to social benefits by law, such as pension savings, severance pay provisions, loss of working capacity insurance, vacation days, sick leave, convalescence, travel expenses etc.

9.2	In addition, Officers’ remuneration package may include additional employment benefits (including grossing up of expenses for them), including:

9.2.1
Entitlement to receive a Company vehicle (including by way of leasing), pursuant to the customary standard for Officers of their rank at the Company and/or at companies in the Company’s field of activity, or in companies with a scope of activity similar to that of the Company, including participation in vehicle, fuel and related expenses, including, as the Company decides, grossing up of the value of the vehicle and attached expenses.

9.2.2	Communications and media (such as landline telephone, mobile telephone, computer, internet, newspaper subscriptions).

9.2.3	Holiday gifts.

9.2.4	Provisions for Managers’ insurance/pension fund (including provisions for remunerations, severance pay and provision for loss of working capacity) and provisions for study fund.

9.2.5	Vacation days also beyond the provisions of the law, up to a maximum of 28 vacation days per year.

9.2.6	Professional seminars.

9.2.7	Reimbursement of expenses in the framework of their position (including, but not only, reimbursement for meals, travel expenses, hosting expenses and stays abroad and in Israel).

9.2.8	Participation in the cost of meals.

9.2.9	Relocation expenses.

9.2.10	Participation in private health insurances.

9.3
The employment benefits for Officers of the Company who are employed as freelancers and not as employees shall be depicted in the management fees, except for reimbursements of expenses that were made in the framework of their position as customary at the Company.

10.	Release, Indemnity and Insurance of Officers

10.1
Letters of indemnity for Officers: The Company shall be allowed to undertake to grant letters of indemnity to Officers of the Company to be granted to them in a form to be approved from time to time by the Company’s competent organs, subject to receiving the approvals required by law, the provisions of any law and the provisions of the Company’s Articles of Association.

10.2
Release for Officers: The Company shall be allowed to undertake to grant Officers of the Company a release, in advance, from liability for the violation of the duty of care against the Company, subject to receiving the approvals required by law, the provisions of any law and the provisions of the Company’s Articles of Association.

10.3
Officers’ insurance: Subject to the provisions of the law, the Officers shall be entitled to benefit from coverage of a directors’ and officers’ insurance liability insurance policy, including from coverage of a POSI (Public Offering of Securities Insurance) policy, which the Company shall acquire from time to time. Without derogating from the foregoing, the Company’s engagement in a directors’ and officers’ liability policy and/or POSI insurance policy shall be subject to the approval of the Remuneration Committee only (and the approval of the Company’s ~~board~~Board of ~~directors~~Directors - as required pursuant to any law), insofar as the insurance policy meets the conditions detailed below, as long as the engagement is under market conditions and may not materially affect the Company’s profitability, assets or liabilities:

10.3.1	The insurer’s liability limit in the framework of each insurance policy as foregoing shall not exceed USD 35 million per event and for the insurance period.

10.3.2
The cost of the annual premium to be paid by the Company to the insurance company for each insurance policy as foregoing, as well as the deductible amounts to be determined in the framework of each policy as foregoing, shall be in accordance with market conditions at the time of preparing each policy, as long as the cost is immaterial to the Company.

10.3.3
The policy may include insurance for the Company’s own liability (entity cover) against claims pursuant to securities laws filed against it (whether such claims are filed against it alone or they are filed against both the Company and an Officer of the Company).

10.3.4
In addition, the Company shall be allowed to acquire, at its discretion, a run-off insurance policy for directors, Officers and officeholders of the Company, for a period of no more than seven years, as long as the cost of the annual premium to be paid by the Company to the insurance company for a policy as foregoing, as well as the deductible amounts to be determined in the framework of the policy as foregoing, shall be in accordance with market conditions at the time of preparing the policy.

11.	Terms of Termination of Office

11.1	Severance pay

11.1.1
Officers who are employees of the Company shall be entitled to severance pay (insofar as they are dismissed not under circumstances for which it is possible to revoke severance pay in Israel - at an amount that shall not exceed the product of multiplying the relevant Officer’s gross monthly salary at the time of the termination of employment at the Company by the number of years of employment at the Company, and insofar as they resigned - in an amount that shall not exceed the amounts accumulated in the severance pay fund of such Officer), or compensation pursuant to Section 14 of the Severance Pay Law, 5723-1963 (both upon the termination of employment of the Officer at the Company at the behest of the Company and upon the termination of employment of the Officer at the Company at the behest of the Officer).

11.1.2	Officers employed at the Company through a service agreement shall not be entitled to severance pay.

11.2	Prior notice

11.2.1	The prior notice period shall be determined individually in the employment agreement of each Officer.

11.2.2	The advance notice period shall not exceed six (6) months, with respect to the Company’s CEO, with respect to the CTO and with respect to Officers subordinate to the CEO.

11.2.3
In the advance notice period, the Officer shall be required to continue fulfilling his position, unless the CEO decides (with respect to an Officer subordinate to the CEO) or the Company’s ~~board~~Board of ~~directors~~Directors decides (with respect to the CEO) that he shall not continue fulfilling his role in practice.

11.2.4
In the advance notice period, the Officer shall be entitled to the base salary and employment benefits (as detailed in Sections 8 and 9 above, and pursuant to the employment agreement of the relevant Officer). In addition, the Officer may be entitled, with respect to the period in which he was employed in practice, also to bonuses, according to his individual terms of employment.

11.3	Adaptation period

11.3.1
In addition to the foregoing in Section 11.2 above, the Company shall be allowed to determine in the employment agreement of any officer that he shall be entitled to an adaptation period (this whether as part of a non-compete obligation or otherwise), which shall not exceed six (6) months, with respect to the CEO, CTO or any of the Officers subordinate to the CEO.

12.	Bonuses

The remuneration package of an Officer of the Company may include entitlement to bonuses based on measurable targets and discretionary bonuses, as detailed below:

12.1	Bonus limit:

The amount of bonuses based on measurable targets (as provided in Section 12.2 below) plus the amount of the discretionary bonuses (as provided in Sections 12.3 and 12.3.2 below) which may be paid to an Officer for any calendar year, shall not exceed:

(a)
With respect to the Company’s CEO and CTO - the cost Fixed Component Cost (as this term is defined in Section 8 above) of each of the CEO and the CTO with respect to a nine (9) month period. Out of this amount, the discretionary bonus amount (as provided in Section 12.3 below) shall not exceed the Fixed Component Cost (as this term is defined in Section ~~8~~8 above) of the CEO or of the CTO (as applicable) with respect to a period of three (3) months; and

(b)
With respect to the Officers subordinate to the CEO - the Fixed Component Cost (as this term is defined in Section 8 above) of the Officer with respect to a ~~nine (9) month period.~~twelve (12) month period (which limit shall apply also in connection with bonuses paid in respect of full year 2025).

12.2	Bonus based on measurable targets:

The bonus amount that is based on measurable targets shall be calculated based on measurable criteria, which shall be determined (if at all) by the Company’s competent organs (and with respect to Officers who are not the Chairman of the Board of Directors or the CEO - after receiving the CEO’s recommendation), with respect to each Officer, in accordance with the position of the relevant Officer, such as (but not necessarily only) financial targets (such as EBITDA targets; cash flow targets etc.), operational targets (such as savings in operating costs and general and administrative expenses), strategic targets (such as meeting timetables, winning tenders and engaging in significant agreements), sales targets (increase in the quantity of hardware sold or the number of units connected to the Company’s servers and receiving services) and corporate governance targets and additional general targets of the Company.

The targets shall be defined once annually by the Company’s competent organs, with every target or a number of targets together attributed a weight out of the target-based remuneration component to which the Officer shall be entitled to, should such target or targets be achieved. The Remuneration Committee and the ~~board~~Board of ~~directors~~Directors may determine a minimum range for which no bonus shall be paid for any target, and a numerical target for which the full bonus component for that target shall be paid.

12.3	Discretionary bonuses:

12.3.1
In addition to the bonuses based on measurable targets as provided in Section 12.2 above, subject to the recommendation of the Company CEO (and with respect to the CEO and the chairman of the ~~board~~Board - subject to the approval of the ~~board~~Board of ~~directors~~Directors), the Company’s competent organs (subject to the provisions of any law) shall be allowed to grant Officers of the Company discretionary bonuses on the basis of, inter alia, the following qualitative criteria:

•	The Officer’s contribution to the Company’s business, profits, resilience and stability;

•	The Company’s need to retain an Officer possessing unique qualifications, knowledge or expertise;

•	The degree of responsibility imposed on the Officer;

•	Changes to the Officer’s responsibility over the year;

•	Satisfaction with the Officer’s function (including an assessment of the degree of involvement and care that the Officer demonstrates when performing his position);

•	Evaluation of the Officer’s ability to work in cooperation and coordination with the team;

•	The Officer’s contribution to proper corporate governance and supervision and ethics environment;

•	Personal evaluation to be given by the Officer in charge of the bonus recipient, detailing the pertinent reasons at the basis of his recommendation.

12.3.2	Non-recurring bonus

In addition to the bonuses set forth in Sections 12.2 and 12.3.1 above, the Company may grant an Officer a non-recurring bonus for a unique contribution and/or considerable efforts and/or special and exceptional achievements of the Company that the Officer made a significant contribution in achieving and/or upon the occurrence of a material and exceptional business event that may be beneficial to the Company and/or its strategic plan. The non-recurring bonus shall be subject to the bonus limits set forth in Section 12.1 above (except that the Company may pay Officers subordinate to the CEO, excluding the CTO a non-recurring bonus in an amount of the fixed component up to (3) months which bonus shall be subject to the bonus limits set forth in Section 12.1 above) ("Special Non-Recurring Bonus").

The amount of the non-recurring bonus to the Company CEO, CTO and chairman of the ~~board~~Board (if granted) for a calendar year (for the avoidance of doubt, in addition to the amount of the discretionary bonus as provided in Section 12.3.1 above), shall not exceed the cost of the fixed component (as this term is defined in Section 8 above) of the Company CEO, CTO or chairman of the ~~board~~Board (as relevant) with respect to a period of three (3) months, all subject to the provisions of any law regarding the remuneration of Officers who are controlling shareholders of the Company.

The amount of the non-recurring bonus to Officers subordinate to the CEO, excluding the CTO (if granted), for a calendar year, shall not exceed the cost of the fixed component (as this term is defined in Section 8 above) of Officers subordinate to the CEO, with respect to a period of ~~six (6~~nine (9) months~~,~~ (not including the Special Non-Recurring Bonus), all subject to the provisions of any law regarding the remuneration of Officers who are controlling shareholders of the Company.

In addition, in the year 2026 the Company will be allowed to pay a one-time non recurring bonus to a specific office holders in connection with specific efforts made by him to facilitate a highly beneficial commercial transaction in the year 2025, which special bonus amount shall not exceed USD 350,000.

12.4	Recovery of bonuses granted on the basis of misleading financial information (claw back)

12.4.1
Insofar as it is discovered that an Officer was paid a bonus directly on the basis of data that turned out to be misleading, and which was restated in the Company’s financial statements in the three year period following the approval date of the bonus, the Officer shall return to the Company any amount paid to the Officer in excess (and vice versa) (“Recovery Amount”).

12.4.2
Such recovery shall not apply in cases where the Company’s financial statements were restated as the result of changes in the applicable law or to regulations pertaining to accounting principles. In exceptional cases (such as the violation of the provisions of law), the Company’s ~~board~~Board of ~~directors~~Directors shall have the authority to postpone the payment of the bonus or to reduce the amount of the bonuses that an Officer is entitled to, at the ~~board~~Board of ~~directors’~~Directors’ full discretion.

12.4.3
The Company has adopted a Claw back Policy intended to comply with the requirements of the Companies Law, Section 10D of the Securities Exchange Act of 1934 and claw back related listing standards of the Nasdaq Stock Market, that shall apply to its Executive Officers and Directors, as attached hereto as Exhibit A.

13.	Equity Remuneration

13.1
Subject to the existence of an equity remuneration policy (such as ESOP) for the Company (“Equity Remuneration Policy”), in effect as of the granting date, and subject to the provisions of any law, the Company’s competent organs may, from time to time, allocate to Officers of the Company, as part of the Officers’ remuneration package, option warrants, restricted stock units, restricted shares and/or other equity instruments of the Company, pursuant to the Equity Remuneration Policy.

13.2
The quantity of options, restricted stock units, restricted shares and/or other equity instruments that is granted to an Officer in practice shall be subject to the decision of the Company’s competent organs.

13.3
In the framework of the discussion on granting an equity remuneration, the Company’s Remuneration Committee and ~~board~~Board of ~~directors~~Directors shall examine the underlying rationale of the grant, and in particular whether the foregoing grant is an appropriate incentive for maximizing the Company’s profit in the long term.

13.4
Maximum value on the granting date - The maximum value on the granting date of equity remuneration cleared with equity instruments, granted to a single Officer, pursuant to one of the customary methods of valuations, divided by the number of years of vesting, i.e. the maximum value of the equity remuneration per year on the granting date, shall be no more than the following maximum values (it is clarified that such amount is not necessarily consistent with the amounts of the registration of the expense in the financial statements pursuant to the generally-accepted accounting principles in Israel):

13.4.1	CEO and CTO - the Fixed Component Cost (as this term is defined in Section 8 above) of the Company CEO or CTO (as relevant) with respect to a twenty-four (24) month period;

13.4.2
Officers subordinate to the CEO - the Fixed Component Cost (as this term is defined in Section 8 above) of Officers subordinate to the CEO (excluding the CTO), with respect to a twenty-four (24) month period;

13.4.3	Directors (who do not serve as other Officers of the Company) – Double the Annual Remuneration, as defined in the Remuneration Regulations (as defined below).

13.5
Special grant - Notwithstanding the foregoing in Section 13.4 above, ~~and~~ in ~~addition to~~lieu of the options that may be allocated by virtue of it~~, on the date of the first public offering of the Company’s shares~~, each of Mr. Yair Nechmad, CEO of the Company, and Mr. David Ben Avi, Chief Technology Officer of the Company, shall be allocated ~~7,250~~925,000 options convertible into the Company’s shares, which shall vest, in five annual portions, subject to compliance with sales growth targets and the rate of the Company’s gross profit in each calendar year ~~2021~~2026 to ~~2025~~2030 (up to an including), as determined in the services agreements signed with them (through a company that they own). The exercise price of the options as foregoing shall be ~~the price set for the Company’s share in the framework of the first public offering of the Company’s shares~~as specified in section 13.7 below, and they shall be exercisable from their vesting date until the end of five (5) years of the vesting date of any portion.

13.6
Special grant – CEO Subordinate - Notwithstanding the foregoing in Section 13.4 above,  Officers subordinate to the CEO may be allocated up to 50,000 RSUs cumulatively during a 5 years period, which shall vest subject to compliance with targets such as growth rate, the rate of the Company’s gross profit, and individual targets aligned with the company's growth and success, as determined in the agreement signed with each officer.

~~13.6~~13.7
Exercise price (options) - The exercise price of options to be granted to an Officer ~~after the closing date of the first public offering of the Company’s shares~~ shall be equal to the weighted average of the price of the Company’s share on TASE in the last thirty (30) days before the date of the ~~board~~Board of ~~directors’~~Directors’ approval with respect to their allocation. The exercise price shall be subject to the adjustment provisions set forth in the equity remuneration plan (according to the formula from time to time) and/or the allotment letter. Under exceptional circumstances of significant fluctuation in the prices of the Company’s securities in the period preceding the date of allotment of any warrants by the Company, the Remuneration Committee and the ~~board~~Board of ~~directors~~Directors may determine a shorter or longer period for examining the average price of the Company’s shares prior to the grant.

~~13.7~~13.8
Vesting period - Option warrants, restricted stock units, restricted shares and/or other equity instruments of the Company that are granted to Officers shall vest in a number of portions (equal or not equal), which shall be determined by the Remuneration Committee and the Company’s ~~board~~Board of ~~directors~~Directors, and shall vest over at least three years of their granting date. This shall be subject to adjustment and acceleration mechanisms as determined in the equity remuneration plan and/or the allocation letter.

~~13.8~~13.9	Expiry date (options) - Options that were allocated and not exercised shall expire within a period of no more than 10 years of their allocation date.

14.	Provision of Loans to Officers of the Company

14.1
The Company shall be allowed, subject to the approvals required pursuant to the Companies Law, to provide loans to Officers of the Company, as long as in any case, the total unpaid principal amount of all loans to any Officer shall not exceed an amount equal to 10 times the monthly Fixed Component Cost (as defined in Section 8 above) of the relevant Officer, that the repayment period of any loan shall not exceed 5 years of the date of the provision of the loan, and that the loan shall bear interest at an annual rate that shall be no less than the interest rate determined from time to time as provided in Section 2(a)(3) of the Income Tax (Determining Interest Rate) Regulations, 5745- 1985.

14.2	Notwithstanding Section 14.1, the Company shall not approve, extend or otherwise facilitate any loan in violation of the Sarbanes-Oxley Act of 2002.

15.	Remuneration of Directors

15.1
Remuneration of directors, including outside directors, and excluding the chairman of the ~~board~~Board and directors who receive remuneration for their service as other Officers of the Company, shall be determined pursuant to the provisions of the Companies (Rules Concerning Remuneration and Expenses of External Directors) Regulations, 5760-2000 (the “Remuneration Regulations”) and/or the Companies Regulations (Reliefs for Companies Whose Securities are Listed on a Stock Exchange Outside of Israel), 5760-2000, pursuant, as applicable, to the rank in which the Company is classified ~~for~~from time to time pursuant to the Remuneration Regulations. Accordingly, the directors may be entitled to an “expertise addition” for an expert director (pursuant to the definition of the term “expert outside director” in the Remuneration Regulations), according to the “expertise addition” set forth in Regulation 5A of the Remuneration Regulations.

15.2
In addition, pursuant to the provisions of the law, the Company shall be allowed to allocate option warrants, restricted stock units, restricted shares and/or other equity instruments of the Company to directors (who do not serve as Officers who are not directors of the Company), pursuant to the provisions of Section 13 above.

15.3
Remuneration for directors pursuant to the Director Remuneration Regulations shall not be paid to directors who receive remuneration for their service as Officers (who are not directors) of the Company. However, it is possible that a director would be paid additional remuneration for service as a director in corporations held by the Company.

15.4
All members of the ~~board~~Board of ~~directors~~Directors shall be entitled to benefit from officers’ liability insurance arrangements, indemnification and exemption, as provided in Section ~~10~~10 above and as is customary with the Company and in accordance with the description in this Policy.

16.	Ratio Between the Fixed Remuneration Component and Variable Remuneration

16.1
CEO and CTO - The ratio between the annual cost of the variable components (i.e., the components set forth in Sections 12 and 13 above) in the remuneration package of the Company’s CEO and CTO, and the annual Fixed Component Cost provided in Section 8 above) in the remuneration package of the Company’s CEO and CTO shall not exceed 2.75:1. In determining this ratio, the benefit arising from the non-recurring allocation set forth in Section 13.5 of this Policy shall not be taken into account.

16.2
Officers subordinate to the CEO other than the CTO - The ratio between the annual cost of the variable components (i.e., the components set forth in Sections and above) in the remuneration package of the Officers subordinate to the CEO and the annual Fixed Component Cost in their remuneration package (as provided in Section above) shall not exceed 2.75:1. In determining this ratio, the benefit arising from the allocation set forth in Section 13.6 of this Policy shall not be taken into account.

17.	Extension and Change of Existing Agreements with the Officers

17.1
Prior to the approval of the extension of an Officer’s employment agreement, the existing remuneration package (insofar as the extension is without any change in the terms) or the proposed remuneration package (insofar as the extension is with changes in terms) of the Officer shall be examined, taking into consideration the parameters in Section 4 above, and inasmuch as possible also considering the up-to-date salary survey as provided in Section 5.2 above.

17.2
Subject to the provisions of the law, nonmaterial changes in the terms of office of the Company CEO shall require the prior approval of the Remuneration Committee only, if it approved that this is a immaterial change in the terms of employment.

17.3
Subject to the provisions of the law, nonmaterial changes in the terms of office and employment of an Officer subordinate to the Company CEO shall be approved by the Company CEO alone, and shall not require the approval of the Remuneration Committee, as long as the terms of office and employment of such Officer are consistent with this Remuneration Policy.

17.4
With respect to Sections 17.2 and 17.3 above, a “nonmaterial change in the terms of office and employment” - a change of no more than 5% with respect to all terms of office and employment of the officer, in each calendar year, but cumulatively, no more than 10% with respect to all terms of office and employment of the Officer, as approved by the Remuneration Committee and the Company’s ~~board~~Board of directors (and the Company’s general meeting, if relevant), and subject to the remuneration meeting all other provisions of this Remuneration Policy.

18.	General

18.1
The officers to whom this Remuneration Policy applies may be Company employees or independent contractors providing services to it. If the officer provides services to the Company as an independent contractor, the provisions of this Remuneration Policy will apply, mutatis mutandis, and the compensation to the officer will be paid against invoices, and the compensation components will be normalized[6], so that overall, they will financially match the provisions of this policy, provided that the foregoing does not adversely affect the Company’s best interest, condition, and plans.

6 The calculation of the caps set forth in this Remuneration Policy shall be based on 70% of the management fees paid to the relevant officer against an invoice, plus VAT or another applicable number as shall be determined from time to time by the Board.

~~18.1~~18.2
Approving remuneration to an Officer pursuant to this Remuneration Policy, shall be made by the Company’s competent organs, and subject to the provisions of any law as such shall apply from time to time.

~~18.2~~18.3
The Company’s ~~board~~Board of ~~directors~~Directors is charged with managing the Remuneration Policy and with its implementation, and with all the actions required for this purpose, including the authority to interpret the provisions of the Remuneration Policy in cases of doubt regarding its implementation.

~~18.3~~18.4
The Company’s Remuneration Committee and ~~board~~Board of ~~directors~~Directors shall from time to time examine this Remuneration Policy, as well as the need to adjust it, inter alia in accordance with the considerations and principles set forth in this Policy. Such adjustments shall be brought for approval as set forth pursuant to law.

******

Exhibit B

NAYAX LTD.

2026 EMPLOYEE STOCK PURCHASE PLAN

TABLE OF CONTENTS
(continued)

i

ii

Nayax Ltd.
2026 Employee Stock Purchase Plan

1.           Establishment, Purpose and Term of Plan.

1.1  Establishment.  Nayax Ltd. 2026 Employee Stock Purchase Plan is hereby established effective as of the date the Plan is approved by the Company’s Board (the “Effective Date”).

1.2  Purpose.  The purpose of the Plan is to advance the interests of the Company and its stockholders by providing an incentive to attract, retain and reward Eligible Employees and Eligible Service Providers of the Participating Company Group and by motivating such persons to contribute to the growth and profitability of the Participating Company Group.  The Plan provides Eligible Employees and Eligible Service Providers with an opportunity to acquire a proprietary interest in the Company through the purchase of Stock.  The Plan is comprised of the Section 423 Component and the Non-423 Component.  The Company intends that Purchase Rights granted under the Section 423 Component of the Plan will qualify as “employee stock purchase plan” purchase rights under Section 423 of the Code (including any amendments or replacements of such section), and the Section 423 Component shall be so construed.  In addition, the Plan authorizes grants of Purchase Rights under the Non-423 Component that do not meet the requirements of an “employee stock purchase plan” under Section 423 of the Code.  Except as otherwise provided in the Plan or determined by the Committee, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

1.3  Term of Plan.  The Plan shall continue in effect until its termination by the Committee.  No Purchase Right may be granted during any period of suspension of the Plan or after termination of the Plan. The Plan shall be submitted for the approval of the Company’s stockholders within 12 months after the Effective Date. Purchase Rights may be granted prior to such stockholder approval; provided, however, that such Purchase Rights shall not be exercisable prior to the time when the Plan is approved by the stockholders; provided, further that if such approval has not been obtained by the end of the 12-month period (or, if earlier, the first Purchase Date of the initial Offering Period under the Plan set forth in the Offering Document), all Purchase Rights previously granted under the Plan shall thereupon terminate and be canceled and become null and void without being exercised and all payroll deductions or other contributions made by Participants shall be refunded without interest.

2.            Definitions and Construction.

2.1   Definitions.  Any term not expressly defined in the Plan but defined for purposes of Section 423 of the Code shall have the same definition herein.  Whenever used herein, the following terms shall have their respective meanings set forth below:

(a)          “Board” means the Board of Directors of the Company.

(b)          “Cashless Participation Agreement” means a cashless participation agreement in such form as may be adopted or amended by the Committee from time to time.

(c)          “Cashless Participation Amount” means a loan provided by the Cashless Participation Provider to the Participant, pursuant to the Cashless Participation Agreement.

(d)          “Cashless Participation Program” means the program described in Section 8.2.

(e)          “Cashless Participation Program Documents” means the Cashless Participation Agreement and such other documents required for participation in the Cashless Participation Program.

(f)          “Cashless Participation Provider” means the party identified in the Cashless Participation Agreement.

(g)          “Change in Control” means the occurrence of any one or a combination of the following:

(i)          any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as such term is defined in Rule 13d‑3 promulgated under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total Fair Market Value or total combined voting power of the Company’s then-outstanding securities entitled to vote generally in the election of Directors; provided, however, that a Change in Control shall not be deemed to have occurred if such degree of beneficial ownership results from any of the following: (A) an acquisition by any person who on the Effective Date is the beneficial owner of more than fifty percent (50%) of such voting power, (B) any acquisition directly from the Company, including, without limitation, pursuant to or in connection with a public offering of securities, (C) any acquisition by the Company, (D) any acquisition by a trustee or other fiduciary under an employee benefit plan of a Participating Company or (E) any acquisition by an entity owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the voting securities of the Company; or

(ii)          an Ownership Change Event or series of related Ownership Change Events (collectively, a “Transaction”) in which the stockholders of the Company immediately before the Transaction do not retain immediately after the Transaction direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding securities entitled to vote generally in the election of Directors or, in the case of an Ownership Change Event described in Section 2.1(cc)(iii), the entity to which the assets of the Company were transferred (the “Transferee”), as the case may be; or

(iii)          a date specified by the Committee following approval by the stockholders of a plan of complete liquidation or dissolution of the Company; provided, however, that a Change in Control shall be deemed not to include a transaction described in subsections (i) or (ii) of this Section 2.1(g) in which a majority of the members of the board of directors of the continuing, surviving or successor entity, or parent thereof, immediately after such transaction is comprised of Incumbent Directors.

For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company or the Transferee, as the case may be, either directly or through one or more subsidiary corporations or other business entities.  The Committee shall determine whether multiple events described in subsections (i), (ii) and (iii) of this Section 2.1(g) are related and to be treated in the aggregate as a single Change in Control, and its determination shall be final, binding and conclusive.

(h)          “Code” means the U.S. Internal Revenue Code of 1986, as amended, and any applicable regulations promulgated thereunder.

(i)          “Committee” means the Compensation Committee and such other committee or subcommittee of the Board, if any, duly appointed to administer the Plan and having such powers in each instance as shall be specified by the Board.  If, at any time, there is no committee of the Board then authorized or properly constituted to administer the Plan, the Board shall exercise all of the powers of the Committee granted herein, and, in any event, the Board may in its discretion exercise any or all of such powers.

(j)          “Companies Law” means the Israeli Companies Law, 5759-1999, any rules and regulations promulgated thereunder, all as amended from time to time.

(k)          “Company” means Nayax Ltd., an Israeli corporation, or any successor corporation thereto.

(l)          “Compensation” has the meaning set forth in the Offering Document for the Offering.

(m)          “Director” means a member of the Board.

(n)          “Eligible Employee” means an Employee who meets the requirements set forth in Section 5 for eligibility to participate in the Plan.

(o)          “Eligible Service Provider” means a natural person other than an Employee or Director who (i) is designated by the Committee to be an “Eligible Service Provider,” (ii) provides bonafide services to the Company or a Participating Company, (iii) is not a U.S. taxpayer and (iv) meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering.

(p)          “Employee” means a person treated as an employee of a Participating Company, and, with respect to the Section 423 Component, a person who is an employee for purposes of Section 423 of the Code.  A Participant shall be deemed to have ceased to be an Employee either upon the Employee’s actual termination of employment or upon the corporation employing the Participant ceasing to be a Participating Company.  For purposes of the Section 423 Component, an individual shall not be deemed to have ceased to be an Employee while on any military leave, sick leave, or other bona fide leave of absence approved by the Company of ninety (90) days or less.  For purposes of the Section 423 Component, if an individual’s leave of absence exceeds ninety (90) days, the individual shall be deemed to have ceased to be an Employee on the ninety-first (91st) day of such leave unless the individual’s right to reemployment with the Participating Company Group is guaranteed either by statute or by contract.  The foregoing rules regarding leaves of absence shall apply equally for purposes of the Non-423 Component, except as otherwise required by applicable Local Law.

(q)          “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

(r)          “Fair Market Value” means, as of any date:

(i)          If, on such date, the Stock is listed or quoted on a national or regional securities exchange or quotation system, the closing price of a share of Stock as quoted on the national or regional securities exchange or quotation system constituting the primary market for the Stock, as reported in Bloomberg or such other source as the Company deems reliable.  If the relevant date does not fall on a day on which the Stock has traded on such securities exchange or quotation system, the date on which the Fair Market Value is established shall be the last day on which the Stock was so traded or quoted prior to the relevant date, or such other appropriate day as determined by the Committee, in its discretion.

(ii)          If, on the relevant date, the Stock is not then listed on a national or regional securities exchange or quotation system, the Fair Market Value of a share of Stock shall be as determined in good faith by the Committee.

(s)          “Incumbent Director” means a director who either (i) is a member of the Board as of the Effective Date or (ii) is elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but excluding a director who was elected or nominated in connection with an actual or threatened proxy contest relating to the election of directors of the Company).

(t)          “Israeli Securities Law” means the Israeli Securities Law, 1968, in its current wording and as updated from time to time, as well as any regulation or order that has been enacted or published by virtue of it.

(u)          “Local Law” means the applicable laws of the non-United States jurisdiction governing the participation in the Plan of an Eligible Employee or Eligible Service Provider.

(v)          “Non-423 Component” means that component of the Plan pursuant to which Purchase Rights may be granted that are not intended to satisfy the requirements of Section 423 of the Code.

(w)          “Non-United States Offering” means either (i) an Offering under the Section 423 Component covering Eligible Employees employed by a Participating Company that is not incorporated or organized in the United States, provided that the terms of such Offering comply with the requirements of Section 423 of the Code, including such variations in terms of Purchase Rights as permitted by Section 3.4; or (ii) an Offering under the Non-423 Component covering Eligible Employees and Eligible Service Providers of one or more Participating Companies that is not incorporated or organized in the United States, the terms of which need not comply with the requirements of Section 423 of the Code.

(x)          “Offering” means an offering of Stock pursuant to the Plan, as provided in Section 6.

(y)          “Offering Date” means, for any Offering Period, the first day of such Offering Period.

(z)          “Offering Document” means the document approved by the Committee for an Offering that sets forth the terms and conditions of such Offering under the Plan.

(aa)          “Offering Period” means a period, established by the Committee in accordance with Section 6.1, during which an Offering is outstanding.

(bb)          “Officer” means any person designated by the Board as an officer of the Company.

(cc)          “Ownership Change Event” means the occurrence of any of the following with respect to the Company:  (i) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of securities of the Company representing more than fifty percent (50%) of the total combined voting power of the Company’s then outstanding securities entitled to vote generally in the election of Directors; (ii) a merger or consolidation in which the Company is a party; or (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company (other than a sale, exchange or transfer to one or more subsidiaries of the Company).

(dd)          “Parent Corporation” means any present or future “parent corporation” of the Company, as defined in Section 424(e) of the Code.

(ee)          “Participant” means an Eligible Employee or Eligible Service Providers who has become a participant in an Offering Period in accordance with Section 7 and remains a participant in accordance with the Plan.

(ff)          “Participating Company” means the Company and any Parent Corporation or Subsidiary Corporation designated by the Committee as a corporation the Eligible Employees and Eligible Service Providers of which may participate in the Plan.  The Committee shall have the discretion to determine from time to time which Parent Corporations or Subsidiary Corporations shall be Participating Companies.  The Committee shall designate from time to time those Participating Companies whose Eligible Employees may participate in the Section 423 Component and those Participating Companies whose Eligible Employees or Eligible Service Providers may participate in the Non-423 Component.

(gg)          “Participating Company Group” means, at any point in time, the Company and all other corporations collectively which are then Participating Companies.

(hh)          “Plan” means this 2026 Employee Stock Purchase Plan of the Company, as amended from time to time, comprised of the Section 423 Component and the Non-423 Component.

(ii)           “Purchase Date” means, for any Offering Period, the last day of such Offering Period, or, if so determined by the Committee, the last day of each Purchase Period occurring within such Offering Period, on which outstanding Purchase Rights are exercised.

(jj)          “Purchase Period” means a period, established by the Committee in accordance with Section 6.1 and included within an Offering Period, the final date of which is a Purchase Date.

(kk)          “Purchase Price” means the price at which a share of Stock may be purchased under the Plan, as determined in accordance with Section 9.

(ll)          “Purchase Right” means an option granted to a Participant pursuant to the Plan to purchase such shares of Stock as provided in Section 8, which the Participant may or may not exercise during the Offering Period in which such option is outstanding.  Such option arises from the right of a Participant to withdraw any payroll deductions or other contributions made by the Participant to the Plan or other funds accumulated on behalf of the Participant and not previously applied to the purchase of Stock under the Plan, and to terminate participation in the Plan at any time during an Offering Period.

(mm)           “Section 423 Component” means that component of the Plan which is intended to be an “employee stock purchase plan” under Section 423 of the Code.

(nn)          “Securities Act” means the U.S. Securities Act of 1933, as amended.

(oo)          “Stock” means the Ordinary Shares of the Company, as adjusted from time to time in accordance with Section 4.2.

(pp)          “Subscription Agreement” means a written or electronic agreement, in such form as is specified by the Company, stating an Eligible Employee’s or Eligible Service Provider’s election to participate in the Plan and authorizing payroll deductions (or other forms of contributions specifically provided for by the Committee) under the Plan from the Eligible Employee’s or Eligible Service Provider’s Compensation and/or participation through a Cashless Participation Program.

(qq)          “Subscription Date” means the last business day prior to the Offering Date of an Offering Period or such earlier date as the Company shall establish.

(rr)          “Subsidiary Corporation” means any present or future “subsidiary corporation” of the Company, as defined in Section 424(f) of the Code.

(ss)          “TASE” means Tel-Aviv Stock Exchange Ltd.

2.2     Construction.  Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan.  Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular.  Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise.

3.           Administration.

3.1   Administration by the Committee.  The Plan shall be administered by the Committee.  All questions of interpretation of the Plan, of any form of agreement or other document employed by the Company in the administration of the Plan, or of any Purchase Right shall be determined by the Committee, and such determinations shall be final, binding and conclusive upon all persons having an interest in the Plan or the Purchase Rights, unless fraudulent or made in bad faith.  Subject to the provisions of the Plan, the Committee shall determine all of the relevant terms and conditions of Offerings and Purchase Rights; provided, however, that all Participants granted Purchase Rights pursuant to an Offering under the Section 423 Component shall have the same rights and privileges within the meaning of Section 423(b)(5) of the Code, other than for such variations in terms of Purchase Rights as permitted by Section 3.4.  Any and all actions, decisions and determinations taken or made by the Committee in the exercise of its discretion pursuant to the Plan or any agreement thereunder (other than determining questions of interpretation pursuant to the second sentence of this Section 3.1) shall be final, binding and conclusive upon all persons having an interest therein.  All expenses incurred in connection with the administration of the Plan shall be paid by the Company.  The Company shall also perform the actions required in order to obtain all required approvals, including the approval of TASE for the listing of the shares of Stock for trading.

3.2   Authority of Officers.  Any Officer shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election that is the responsibility of or that is allocated to the Company herein, provided that the Officer has apparent authority with respect to such matter, right, obligation, determination or election.

3.3   Power to Adopt Sub-Plans.  The Committee shall have the power, in its discretion, to adopt one or more sub-plans of the Plan as the Committee deems necessary or desirable to comply with the laws or regulations, tax policy, accounting principles or custom of foreign jurisdictions applicable to employees of a subsidiary business entity of the Company, provided that any such sub-plan shall be within the scope of the Non-423 Component.  Any of the provisions of any such sub-plan may supersede the provisions of this Plan, other than Section 4.  Except as superseded by the provisions of a sub-plan, the provisions of this Plan shall govern such sub-plan.

3.4   Power to Vary Terms with Respect to Non-U.S. Employees.  In order to comply with the laws of a foreign jurisdiction, the Committee shall have the power, in its discretion and as permitted by Section 423 of the Code, to grant Purchase Rights in an Offering under the Section 423 Component to citizens or residents of a non-U.S. jurisdiction (without regard to whether they are also citizens of the United States or resident aliens) that provide terms which are less favorable than the terms of Purchase Rights granted under the same Offering to Employees resident in the United States.

3.5   Power to Establish Separate Offerings with Varying Terms.  The Committee shall have the power, in its discretion, to establish separate, simultaneous or overlapping Offerings having different terms and conditions and to designate the Participating Company or Companies that may participate in a particular Offering, provided that each Offering under the Section 423 Component shall individually comply with the terms of the Plan and the requirements of Section 423(b)(5) of the Code that all Participants granted Purchase Rights pursuant to such Offering shall have the same rights and privileges within the meaning of such section, other than for such variations in terms of Purchase Rights as permitted by Section 3.4.

3.6   Policies and Procedures Established by the Company.  Without regard to whether any Participant’s Purchase Right may be considered adversely affected, the Company may, from time to time, consistent with the Plan and the requirements of Section 423 of the Code in the case of the Section 423 Component, establish, change or terminate such rules, guidelines, policies, procedures, limitations, or adjustments as deemed advisable by the Company, in its discretion, for the proper administration of the Plan, including, without limitation, (a) a minimum payroll deduction amount (or deemed payroll participation amount) required for participation in an Offering, (b) a limitation on the frequency or number of changes permitted in the rate of payroll deduction (or deemed payroll participation amount) during an Offering, (c) an exchange ratio applicable to amounts withheld or paid in a currency other than United States dollars, (d) a payroll deduction (or deemed payroll participation amount) greater than or less than the amount designated by a Participant in order to adjust for the Company’s delay or mistake in processing a Subscription Agreement or in otherwise effecting a Participant’s election under the Plan or as advisable to comply with the requirements of Section 423 of the Code, and (e) determination of the date and manner by which the Fair Market Value of a share of Stock is determined for purposes of administration of the Plan.  All such actions by the Company with respect to the Section 423 Component shall be taken consistent with the requirements under Section 423(b)(5) of the Code that all Participants granted Purchase Rights pursuant to an Offering shall have the same rights and privileges within the meaning of such section, except as otherwise permitted by Section 3.4 and the regulations under Section 423 of the Code.

3.7   Indemnification.  In addition to such other rights of indemnification as they may have as members of the Board or the Committee or as officers or employees of the Participating Company Group, to the extent permitted by applicable law, members of the Board or the Committee and any officers or employees of the Participating Company Group to whom authority to act for the Board, the Committee or the Company is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

4.           Shares Subject to Plan.

4.1   Maximum Number of Shares Issuable.  Subject to adjustment as provided in Section 4.2, the maximum aggregate number of shares of Stock that may be issued under the Plan shall be 200,000 (two hundred thousand) shares.  Shares issued under the Plan shall consist of authorized but unissued or reacquired shares of Stock, or any combination thereof.  If an outstanding Purchase Right for any reason expires or is terminated or canceled, the shares of Stock allocable to the unexercised portion of that Purchase Right shall again be available for issuance under the Plan.

4.2   Adjustments for Changes in Capital Structure.  Subject to any required action by the stockholders of the Company and the requirements of Section 424 of the Code to the extent applicable, in the event of any change in the Stock effected without receipt of consideration by the Company, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the stockholders of the Company in a form other than Stock (excepting regular, periodic cash dividends) that has a material effect on the Fair Market Value of shares of Stock, appropriate and proportionate adjustments shall be made in the number and kind of shares subject to the Plan, any limit on the number of shares which may be purchased by any Participant during an Offering Period or Purchase Period (as described in Sections 8.1 and 8.2), the number of shares subject to each Purchase Right, and in the Purchase Price in order to prevent dilution or enlargement of Participants’ rights under the Plan.  For purposes of the foregoing, conversion of any convertible securities of the Company shall not be treated as “effected without receipt of consideration by the Company.”  If a majority of the shares which are of the same class as the shares that are subject to outstanding Purchase Rights are exchanged for, converted into, or otherwise become (whether or not pursuant to an Ownership Change Event) shares of another corporation (the “New Shares”), the Committee may unilaterally amend the outstanding Purchase Rights to provide that such Purchase Rights are for New Shares.  In the event of any such amendment, the number of shares subject to, and the exercise price per share of, the outstanding Purchase Rights shall be adjusted in a fair and equitable manner as determined by the Committee, in its discretion.  Any fractional share resulting from an adjustment pursuant to this Section shall be rounded down to the nearest whole number, and in no event may the Purchase Price be decreased to an amount less than the par value, if any, of the stock subject to the Purchase Right.  The adjustments determined by the Committee pursuant to this Section 4.2 shall be final, binding and conclusive.  Further, the mechanism for any adjustments pursuant to this Section 4.2 may be amended by the Committee in accordance with the requirements or customary mechanism implemented on TASE and shall be conditioned upon the receipt of any applicable tax ruling from the Israeli Tax Authority.

5.           Eligibility.

5.1    Employees Eligible to Participate.  Each Employee of a Participating Company is eligible to participate in the Plan and shall be deemed an Eligible Employee, except that the following Employees of a Participating Company shall not participate in any Offering unless otherwise determined by the Committee and set forth in the Offering Document for such Offering:

(a)          Any Employee who is customarily employed by the Participating Company Group for twenty (20) hours or less per week; or

(b)          Any Employee who is customarily employed by the Participating Company Group for not more than five (5) months in any calendar year.

An Eligible Employee shall be eligible to participate in the Section 423 Component or the Non-423 Component in accordance with the Committee’s designation of the Employee’s employer as either a Section 423 Component Participating Company or a Non-423 Component Participating Company as determined by the Committee from time to time.  Notwithstanding the foregoing, an Employee of a Participating Company designated as a Section 423 Component Participating Company who is a citizen or resident of a non-United States jurisdiction (without regard to whether the Employee is also a citizen of the United States or a resident alien) may be excluded from participation in the Section 423 Component or an Offering thereunder if either (i) the grant of a Purchase Right under the Section 423 Component or Offering to a citizen or resident of the foreign jurisdiction is prohibited under the Local Law of such jurisdiction or (ii) compliance with the Local Law of such jurisdiction would cause the Section 423 Component or Offering to violate the requirements of Section 423 of the Code.  For purposes of participation in the Non-423 Component, Eligible Employees shall include any other Employees of the applicable Non‑423 Component Participating Company to the extent that applicable Local Law requires participation in the Plan to be extended to such Employees, as determined by the Company.

5.2   Eligible Service Providers.  Each natural person other than an Employee or Director who satisfies the requirements of Section 2.1(o) of the Plan is eligible to participate in the Plan and shall be deemed to be an Eligible Service Provider; provided, however, that Eligible Service Providers shall not be eligible to participate in an Offering under the Section 423 Component of the Plan and can only participate in an Offering under the Non-423 Component of the Plan.

5.3    Exclusion of Certain Stockholders.  Notwithstanding any provision of the Plan to the contrary, no Employee shall be treated as an Eligible Employee and granted a Purchase Right under the Section 423 Component if, immediately after such grant, the Employee would own, or hold options to purchase, stock of the Company or of any Parent Corporation or Subsidiary Corporation possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of such corporation, as determined in accordance with Section 423(b)(3) of the Code.  For purposes of this Section 5.2, the attribution rules of Section 424(d) of the Code shall apply in determining the stock ownership of such Employee.

5.4   Determination by Company.  The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Eligible Employee or Eligible Service Provider and the effective date of such individual’s attainment or termination of such status, as the case may be.  For purposes of an individual’s participation in or other rights, if any, under the Plan as of the time of the Company’s determination of whether or not the individual is an Employee, all such determinations by the Company shall be final, binding and conclusive as to such rights, if any, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination as to such individual’s status as an Employee.

6.           Offerings.

6.1   Terms.  The Committee shall determine the terms of Offerings subject to the terms and conditions of the Plan which shall be set forth in the applicable Offering Document for the Offering.

6.2   Offering Periods.  The Committee shall determine the length of Offering Periods and may establish additional or alternative concurrent, sequential or overlapping Offering Periods, a different duration for one or more Offering Periods or different commencing or ending dates for such Offering Periods; provided, however, that no Offering Period may have a duration exceeding twenty-seven (27) months.  Each Offering Period may consist of one (1) or more Purchase Periods having such duration as the Committee shall specify, and the last day of each such Purchase Period shall be a Purchase Date.  If the first or last day of an Offering Period or a Purchase Period is not a day on which the principal stock exchange or quotation system on which the Stock is then listed is open for trading, the Company shall specify the trading day that will be deemed the first or last day, as the case may be, of the Offering Period or Purchase Period.

6.3   Non-United States Offerings.  The Committee shall communicate to the Employees and Eligible Service Providers eligible to participate in a Non-United States Offering (whether pursuant to the Section 423 Component or the Non-423 Component) those terms of the Non-United States Offering that differ from the terms otherwise applicable to the relevant Offering covering Eligible Employees employed by a Participating Company within the United States under the Section 423 Component a reasonable period of time prior to the Subscription Date for such Non-United States Offering.  For the avoidance of doubt, Eligible Service Providers shall not be eligible to participate in the Section 423 Component of an Offering and can only participate in an Offering under the Non-423 Component of this Plan.

7.           Participation in the Plan.

7.1    Initial Participation.

(a)          Generally.  An Eligible Employee or Eligible Service Provider may become a Participant in an Offering Period by (i) delivering a properly completed written or electronic Subscription Agreement to the Company office or representative designated by the Company (including a third-party administrator designated by the Company) and (ii) if the Participant elects to participate in the Cashless Exercise Program (if adopted by the Committee for the Offering Period), agreeing to the terms of the Cashless Participation Program Documents, by such time prior to the Subscription Date established by the Company for that Offering Period or such other date specified in the Offering Document.  An Eligible Employee or Eligible Service Provider who does not deliver a properly completed Subscription Agreement in the manner permitted or required by such time prior to the Subscription Date established by the Company for an Offering Period shall not participate in the Plan for that Offering Period or for any subsequent Offering Period unless the Eligible Employee or Eligible Service Provider subsequently delivers a properly completed Subscription Agreement to the appropriate Company office or representative by such time before the Subscription Date established by the Company for such subsequent Offering Period.

(b)          New Hires.  The Committee may provide as part of the terms of an Offering that each person who, during the course of an Offering, first becomes an Eligible Employee or Eligible Service Provider will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or Eligible Service Provider or which occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right will thereafter be deemed to be a part of that Offering.  Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:

(i)          the date on which such Purchase Right is granted will be the “Offering Date” of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;

(ii)          the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of such Offering; and

(iii)          the Committee may provide that if such person first becomes an Eligible Employee or Eligible Service Provider within a specified period of time before the end of the Offering, he or she will not receive any Purchase Right under that Offering.

7.2   Continued Participation.

(a)          Generally.  A Participant shall automatically participate in the next Offering Period commencing immediately after the final Purchase Date of each Offering Period in which the Participant participates provided that the Participant remains an Eligible Employee or Eligible Service Provider on the Offering Date of the new Offering Period and has not either (i) withdrawn from the Plan pursuant to Section 12.1, or (ii) terminated employment or service or otherwise ceased to be an Eligible Employee or Eligible Service Provider as provided in Section 13.  A Participant who may automatically participate in a subsequent Offering Period, as provided in this Section, is not required to deliver any additional Subscription Agreement for the subsequent Offering Period in order to continue participation in the Plan.  However, a Participant may deliver a new Subscription Agreement for a subsequent Offering Period in accordance with the procedures set forth in Section 7.1(a) if the Participant desires to change any of the elections contained in the Participant’s then effective Subscription Agreement.

8.           Right to Purchase Shares.

8.1   Grant of Purchase Right.  Except as provided below, on the Offering Date of each Offering Period, each Eligible Employee and Eligible Service Provider shall be granted automatically a Purchase Right consisting of an option to purchase up to the maximum number of shares of Stock permitted by the Plan and the applicable Offering at the Purchase Price specified in the Offering Document.  No Purchase Right shall be granted on an Offering Date to any person who is not, on such Offering Date, an Eligible Employee or Eligible Service Provider.

8.2   Cashless Participation Program.  The Company expressly reserves the right to offer a Cashless Participation Program for any Offering Period under the Plan, to the extent approved by the Committee in its sole  discretion.  If the Company determines that a Cashless Participation Program will be offered for an Offering Period, an Eligible Employee or Eligible Service Provider may become a participant in the Cashless Participation Program by completing and submitting to the Company, the Administrator, or the Cashless Participation Provider, the Cashless Participation Program Documents, which shall contain terms and conditions of the Eligible Employee’s or Eligible Service Provider’s participation in the Cashless Participation Program, including without limitation, the level of participation, sale price, loan terms, interest and repayment provisions. Such Cashless Participation Program Documents shall be delivered to the Committee by such time prior to the Subscription Date for such Offering Period (or such other date specified in the Offering Document) established by the Company and in such form as the Company, the Committee, or the Cashless Participation Provider provides. The aggregate outstanding principal amount of any loan to a Participant under the Cashless Participation Program will be equal to the difference between the Participant’s selected payroll contribution rate and the maximum allowable under the Plan for such Offering Period, but not in excess of any loan limit imposed by the Committee and subject to compliance with Local Law. Participation in the Cashless Participation Program is available to all Eligible Employees and Eligible Service Providers other than employees or service providers subject to the disclosure requirements of Section 16(a) of the Exchange Act, unless prohibited by Local Law or unless the Committee determines otherwise in accordance with Local Law. A Participant must contribute a minimum of one percent (1%) of Compensation (or such higher amount as the Committee may specify) to be able to participate in the Cashless Participation Program.

8.3   Calendar Year Purchase Limitation.  Notwithstanding any provision of the Plan to the contrary, no Participant (whether participating in the Section 423 Component or the Non-423 Component) shall be granted a Purchase Right which permits his or her right to purchase shares of Stock under the Plan to accrue at a rate which, when aggregated with such Participant’s rights to purchase shares under all other employee stock purchase plans of a Participating Company intended to meet the requirements of Section 423 of the Code, exceeds Twenty-Five Thousand Dollars ($25,000) in Fair Market Value (or such other limit, if any, as may be imposed by the Code) for each calendar year in which such Purchase Right is outstanding at any time.  For purposes of the preceding sentence, the Fair Market Value of shares purchased during a given Offering Period shall be determined as of the Offering Date for such Offering Period.  The limitation described in this Section shall be applied in conformance with Section 423(b)(8) of the Code or any successor thereto and the regulations thereunder.

8.4    Purchase Date and Offering Share Limits.  In connection with each Offering made under the Plan, the Committee will specify a maximum number of shares that may be purchased by any Participant on any Purchase Date during such Offering, which limitation will be set forth in the Offering Document for such Offering.  In connection with any Offering under the Plan the Committee may also elect to specify in the Offering Document for such Offering: (a) a maximum aggregate number of shares that may be purchased by all Participants pursuant to such Offering and/or (b) a maximum aggregate number of shares that may be purchased by all Participants on any Purchase Date under the Offering.

9.           Purchase Price.

The Purchase Price at which each share of Stock may be acquired in an Offering Period upon the exercise of all or any portion of a Purchase Right shall be established by the Committee and set forth in the Offering Document; provided, however, that the Purchase Price on each Purchase Date shall not be less than eighty‑five percent (85%) of the lesser of (a) the Fair Market Value of a share of Stock on the Offering Date of the Offering Period or (b) the Fair Market Value of a share of Stock on the Purchase Date.  Subject to adjustment as provided by the Plan and unless otherwise provided by the Committee, the Purchase Price for each Offering Period shall be eighty‑five percent (85%) of the lesser of (a) the Fair Market Value of a share of Stock on the Offering Date of the Offering Period or (b) the Fair Market Value of a share of Stock on the Purchase Date.

10.         Contributions.

Except as provided in Section 11.1(b) with respect to a Non-United States Offering, or to the extent that the Committee specifically provides that Participant contributions may be made via a cash, wire transfer, check or equivalent payment or with proceeds of any Cashless Participation Amount if the Participant has agreed to participate in the Cashless Participation Program (if applicable) with a respect to an Offering, shares of Stock acquired pursuant to the exercise of all or any portion of a Purchase Right may be paid for only by means of payroll deductions from the Participant’s Compensation accumulated during the Offering Period for which such Purchase Right was granted, subject to the following provisions of this Section 10.  To the extent that the Committee specifically provides that Participant contributions may be made via a cash, wire transfer, check or equivalent payment or with proceeds of any Cashless Participation Amount, all references in this Plan to payroll deductions from  a Participant’s Compensation shall instead be references to deemed payroll deductions as necessary for purposes of calculating and administering the applicable contribution amounts.

10.1   Amount of Payroll Deductions.  Except as otherwise provided herein (including the provisions relating to the Cashless Participation Program, if applicable), the amount to be deducted under the Plan from a Participant’s Compensation on each pay day during an Offering Period shall be determined by the Participant’s Subscription Agreement and, if applicable, the Cashless Participation Program Documents.  The Subscription Agreement shall set forth the percentage of the Participant’s Compensation to be deducted on each pay day during an Offering Period in whole percentages of not less than one percent (1%) (except as a result of an election pursuant to Section 10.3 to stop payroll deductions effective following the first pay day during an Offering) or more than fifteen percent (15%).  The Committee may change the foregoing limits on payroll deductions effective as of any Offering Date.

10.2  Commencement of Payroll Deductions.  Except as otherwise provided herein (including the provisions relating to the Cashless Participation Program, if applicable) or the Offering Document, payroll deductions shall commence on the first pay day occurring on or following the Offering Date and shall continue to the end of the Offering Period unless sooner altered or terminated as provided herein.

10.3  Election to Decrease or Stop Payroll Deductions.  During an Offering Period, a Participant may elect to decrease the rate of or to stop deductions from his or her Compensation by delivering to the Company office or representative designated by the Company (including a third-party administrator designated by the Company) an amended Subscription Agreement authorizing such change on or before the “Change Notice Date.”  The “Change Notice Date” shall be a date prior to the beginning of the first pay period for which such election is to be effective as established by the Company from time to time and announced to the Participants.  A Participant who elects, effective following the first pay day of an Offering Period, to decrease the rate of his or her payroll deductions to zero percent (0%) shall nevertheless remain a Participant in such Offering Period unless the Participant withdraws from the Plan as provided in Section 12.1.

10.4  Election to Increase Payroll Deductions for Subsequent Offering.  Prior to the Offering Date of any Offering Period, an Eligible Employee or Eligible Service Provider may elect to increase the rate of deductions from Compensation (not in excess of the limit set forth in Section 10.1) effective with the next Offering Period by delivering to the Company office or representative designated by the Company (including a third-party administrator designated by the Company) an amended Subscription Agreement authorizing such change on or before the Change Notice Date prior to the commencement of such new Offering Period.

10.5  Election to Increase Payroll Deductions During an Offering Period.  A Participant will be eligible to increase the rate of deductions from Compensation after an Offering Period has commenced only as specifically provided in the Offering Document for such Offering.

10.6  Administrative Suspension of Payroll Deductions.  The Company may, in its discretion, suspend a Participant’s payroll deductions under the Plan as the Company deems advisable to avoid accumulating payroll deductions in excess of the amount that could reasonably be anticipated to purchase the maximum number of shares of Stock permitted (a) under the Participant’s Purchase Right, or (b) during a calendar year under the limit set forth in Section 8.2.  Unless the Participant has either withdrawn from the Plan as provided in Section 12.1 or has ceased to be an Eligible Employee or Eligible Service Provider, suspended payroll deductions shall be resumed at the rate specified in the Participant’s then effective Subscription Agreement either (i) at the beginning of the next Offering Period if the reason for suspension was clause (a) in the preceding sentence, or (ii) at the beginning of the next Offering Period having a first Purchase Date that falls within the subsequent calendar year if the reason for suspension was clause (b) in the preceding sentence.

10.7  Participant Accounts.  Individual bookkeeping accounts shall be maintained for each Participant.  All payroll deductions from a Participant’s Compensation, any permitted cash, wire transfer, check, proceeds of any Cashless Participation Amount (if the Participant has agreed to participate in the Cashless Participation Program, if applicable) or similar contributions (and other amounts received from a non-United States Participant pursuant to Section 11.1(b) or pursuant to an Offering under the Non-423 Component) shall be credited to such Participant’s Plan account and shall be deposited with the general funds of the Company (except as otherwise required by Local Law in connecting with an Offering under the Non-423 Component).  All such amounts received or held by the Company may be used by the Company for any corporate purpose.

10.8  No Interest Paid.  Interest shall not be paid on sums deducted from a Participant’s Compensation pursuant to the Plan or otherwise credited to the Participant’s Plan account (except as otherwise required by Local Law in connection with an Offering under the Non-423 Component).

11.         Purchase of Shares.

11.1        Exercise of Purchase Right.

(a)          Generally.  Except as provided in Section 11.1(b), on each Purchase Date of an Offering Period, each Participant who has not withdrawn from the Plan and whose participation in the Offering has not otherwise terminated before such Purchase Date shall automatically acquire pursuant to the exercise of the Participant’s Purchase Right the number of whole shares of Stock determined by dividing (i) the sum of (A) the total amount of the Participant’s payroll deductions accumulated in the Participant’s Plan account during the Offering Period and not previously applied toward the purchase of Stock and (B) the proceeds of any Cashless Participation Amount if the Participant has agreed to participate in the Cashless Participation Program (if applicable) by (ii) the Purchase Price.  However, in no event shall the number of shares purchased by the Participant during an Offering Period exceed the number of shares subject to the Participant’s Purchase Right.  No shares of Stock shall be purchased on a Purchase Date on behalf of a Participant whose participation in the Offering or the Plan has terminated before such Purchase Date.

(b)          Purchase by Non-United States Participants for Whom Payroll Deductions Are Prohibited by Applicable Law.  Notwithstanding Section 11.1(a), where (i) payroll deductions on behalf of Participants who are citizens or residents of countries other than the United States (without regard to whether they are also citizens of the United States or resident aliens) or (ii) participation in the Cashless Participation Program (if applicable) are prohibited or made impracticable by applicable Local Law, as determined by the Committee in its discretion, the Committee may establish a separate Offering (a “Non-United States Offering”) covering all Eligible Employees or Eligible Service Providers of one or more Participating Companies subject to such prohibition or restrictions on payroll deductions or the Cashless Participation Program.  The Non-United States Offering shall provide another method for payment of the Purchase Price with such terms and conditions as shall be administratively convenient and comply with applicable Local Law.  On each Purchase Date of the Offering Period applicable to a Non-United States Offering, each Participant who has not withdrawn from the Plan and whose participation in such Offering Period has not otherwise terminated before such Purchase Date shall automatically acquire pursuant to the exercise of the Participant’s Purchase Right a number of whole shares of Stock determined in accordance with Section 11.1(a) to the extent of the total amount of the Participant’s Plan account balance accumulated during the Offering Period in accordance with the method established by the Committee and not previously applied toward the purchase of Stock.  However, in no event shall the number of shares purchased by a Participant during such Offering Period exceed the number of shares subject to the Participant’s Purchase Right.  The Company shall refund to a Participant in a Non-United States Offering in accordance with Section 11.4 any excess Purchase Price payment received from such Participant.

11.2   Pro Rata Allocation of Shares.  If the number of shares of Stock which might be purchased by all Participants on a Purchase Date exceeds the number of shares of Stock remaining available for issuance under the Plan or the maximum aggregate number of shares of Stock that may be purchased on such Purchase Date pursuant to a limit established by the Committee pursuant to Section 8.1 or Section 8.3, the Company shall make a pro rata allocation of the shares available in as uniform a manner as practicable and as the Company determines to be equitable.  Any fractional share resulting from such pro rata allocation to any Participant shall be disregarded.

11.3   Delivery of Title to Shares.  Subject to any governing rules or regulations, as soon as practicable after each Purchase Date, the Company shall issue or cause to be issued to or for the benefit of each Participant the shares of Stock acquired by the Participant on such Purchase Date by means of one or more of the following: (a) by delivering to the Participant evidence of book entry shares of Stock credited to the account of the Participant opened with the Company’s stock plan administrator or other service provider(s) selected by the Company to assist with the implementation, administration and management of the Plan, (b) by depositing such shares of Stock for the benefit of the Participant with any broker with which the Participant has an account relationship, or (c) by delivering such shares of Stock to the Participant in certificate form.

11.4    Return of Plan Account Balance.  Any cash balance remaining in a Participant’s Plan account following any Purchase Date shall be refunded to the Participant as soon as practicable after such Purchase Date.  However, if the cash balance to be returned to a Participant pursuant to the preceding sentence is less than the amount that would have been necessary to purchase an additional whole share of Stock on such Purchase Date, the Company may retain the cash balance in the Participant’s Plan account to be applied toward the purchase of shares of Stock in the subsequent Purchase Period or Offering Period.

11.5    Tax Withholding.  Prior to any relevant taxable or tax withholding event, as applicable, in connection with Purchase Rights granted under the Plan, the Participant shall make adequate arrangements satisfactory to the Company or, if different, the Participant’s employer or the Participating Company to which the Participant otherwise provides service to satisfy all applicable federal, state, local and foreign taxes (including social insurance), if any, related to the Participant’s participation in the Plan.  A Participating Company may, but shall not be obligated to, withhold from the Participant’s compensation the amount necessary to meet any applicable withholding obligations related to the Participant’s participation in the Plan.  The Company or any other Participating Company shall have the right to take such other action as it determines to be necessary or advisable to satisfy all applicable withholding obligations for any taxes related to Participant’s participation in the Plan.

11.6   Expiration of Purchase Right.  Any portion of a Participant’s Purchase Right remaining unexercised after the end of the Offering Period to which the Purchase Right relates shall expire immediately upon the end of the Offering Period.

11.7   Provision of Reports and Stockholder Information to Participants.  Each Participant who has exercised all or part of his or her Purchase Right shall receive, as soon as practicable after the Purchase Date, a report of such Participant’s Plan account setting forth the total amount credited to his or her Plan account prior to such exercise, the number of shares of Stock purchased, the Purchase Price for such shares, the date of purchase and the cash balance, if any, remaining immediately after such purchase that is to be refunded or retained in the Participant’s Plan account pursuant to Section 11.4.  The report required by this Section may be delivered or made available in such form and by such means, including by electronic transmission, as the Company may determine.  In addition, each Participant shall be provided information concerning the Company equivalent to that information provided generally to the Company’s ordinary shareholders.

12.         Withdrawal from Plan.

12.1    Voluntary Withdrawal from the Plan.  A Participant may withdraw from the Plan by signing and delivering to the Company office or representative designated by the Company (including a third-party administrator designated by the Company) a written or electronic notice of withdrawal on a form provided by the Company for this purpose.  Such withdrawal may be elected at any time prior to the end of an Offering Period; provided, however, that if a Participant withdraws from the Plan after a Purchase Date, the withdrawal shall not affect shares of Stock acquired by the Participant on such Purchase Date.  A Participant who voluntarily withdraws from the Plan is prohibited from resuming participation in the Plan in the same Offering from which he or she withdrew, but may participate in any subsequent Offering by again satisfying the requirements of Sections 5 and 7.1.  The Company may impose, from time to time, a requirement that the notice of withdrawal from the Plan be on file with the Company office or representative designated by the Company for a reasonable period prior to the effectiveness of the Participant’s withdrawal.

12.2     Return of Plan Account Balance.  Upon a Participant’s voluntary withdrawal from the Plan pursuant to Section 12.1, the Participant’s accumulated Plan account balance which has not been applied toward the purchase of shares of Stock shall be refunded to the Participant as soon as practicable after the withdrawal, without the payment of any interest (except as otherwise required by Local Law in connection with an Offering under the Non-423 Component), and the Participant’s interest in the Plan and the Offering shall terminate.  Such amounts to be refunded in accordance with this Section may not be applied to any other Offering under the Plan.

13.         Termination of Service or Eligibility.

Upon a Participant’s ceasing, prior to a Purchase Date, to be an Employee or an Eligible Service Provider of the Participating Company Group for any reason, including retirement, disability or death, or upon the failure of a Participant to remain an Eligible Employee or Eligible Service Provider, the Participant’s participation in the Plan shall terminate immediately.  In such event, the Participant’s Plan account balance which has not been applied toward the purchase of shares of Stock shall, as soon as practicable, be returned to the Participant or, in the case of the Participant’s death, to the Participant’s beneficiary designated in accordance with Section 20 (to the extent the Committee permits the Participant to designate a beneficiary), if any, or legal representative, and all of the Participant’s rights under the Plan shall terminate.  Interest shall not be paid on sums returned pursuant to this Section 13 (except as otherwise required by Local Law in connection with an Offering under the Non-423 Component).  A Participant whose participation has been so terminated may again become eligible to participate in the Plan by satisfying the requirements of Sections 5 and 7.1.

14.         Effect of Change in Control on Purchase Rights.

In the event of a Change in Control, the surviving, continuing, successor, or purchasing corporation or parent thereof, as the case may be (the “Acquiring Corporation”), may, without the consent of any Participant, assume or continue the Company’s rights and obligations under outstanding Purchase Rights or substitute substantially equivalent purchase rights for the Acquiring Corporation’s stock.  If the Acquiring Corporation elects not to assume, continue or substitute for the outstanding Purchase Rights, the Purchase Date of the then current Offering Period shall be accelerated to a date that is within fifteen (15) business days before the anticipated date of the Change in Control as specified by the Committee, and the Participants’ prior accumulated contributions will be used to purchase shares on such accelerated Purchase Date.  All Purchase Rights which are neither assumed or continued by the Acquiring Corporation in connection with the Change in Control nor exercised as of the date of the Change in Control shall terminate and cease to be outstanding effective as of the date of the Change in Control.

15.         Nontransferability of Purchase Rights.

Neither payroll deductions or other amounts credited to a Participant’s Plan account nor a Participant’s Purchase Right may be assigned, transferred, pledged or otherwise disposed of in any manner other than as provided by the Plan or by will or the laws of descent and distribution.  (A beneficiary designation pursuant to Section 20 shall not be treated as a disposition for this purpose.)  Any such attempted assignment, transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw from the Plan as provided in Section 12.1.  A Purchase Right shall be exercisable during the lifetime of the Participant only by the Participant.  For the avoidance of doubt, participation in the Cashless Participation Program (if adopted by the Committee as provided in Section 8.2), including without limitation, the delivery to the Cashless Participation Provider of any Shares required for the repayment by the Participant of any Cashless Participation Amount, will not be deemed to violate this Section 15.

16.         Compliance with Applicable Law.

The issuance of shares of Stock or other property under the Plan shall be subject to compliance with all applicable requirements of federal, state and foreign securities law and other applicable laws, rules and regulations, and approvals by government agencies as may be required or as the Company deems necessary or advisable, including, for the avoidance of doubt, the TASE rules, the Israeli Securities Law and the Companies Law.  A Purchase Right may not be exercised if the issuance of shares upon such exercise would constitute a violation of any applicable federal, state or foreign securities laws or other law or regulations or the requirements of any securities exchange or market system upon which the Stock may then be listed.  In addition, no Purchase Right may be exercised unless (a) a registration statement under the Securities Act shall at the time of exercise of the Purchase Right be in effect with respect to the shares issuable upon exercise of the Purchase Right, or (b) in the opinion of legal counsel to the Company, the shares issuable upon exercise of the Purchase Right may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act.  The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company’s legal counsel to be necessary to the lawful issuance and sale of any shares under the Plan shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained.  As a condition to the exercise of a Purchase Right, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation, and to make any representation or warranty with respect thereto as may be requested by the Company.

17.          Rights as a Stockholder.

A Participant shall have no rights as a stockholder by virtue of the Participant’s participation in the Plan until the date of the issuance of the shares of Stock purchased pursuant to the exercise of the Participant’s Purchase Right (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company).  No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such shares are issued, except as provided in Section 4.2.  Nothing herein shall confer upon a Participant any right to continue in the employment or service of the Participating Company Group or interfere in any way with any right of any Participating Company to terminate the Participant’s employment or service relationship at any time.

18.         Notification of Disposition of Shares.

The Company may require the Participant to give the Company prompt notice of any disposition of shares of Stock acquired by exercise of a Purchase Right.  The Company may require that until such time as a Participant disposes of shares of Stock acquired upon exercise of a Purchase Right, the Participant shall hold all such shares in the Participant’s name until the later of two years after the date of grant of such Purchase Right or one year after the date of exercise of such Purchase Right.  The Company may direct that the certificates evidencing shares of Stock acquired by exercise of a Purchase Right refer to such requirement to give prompt notice of disposition.

19.         Legends.

The Company may at any time place legends or other identifying symbols referencing any applicable federal, state or foreign securities law restrictions or any provision convenient in the administration of the Plan on some or all of the certificates representing shares of Stock issued under the Plan.  The Participant shall, at the request of the Company, promptly present to the Company any and all certificates representing shares acquired pursuant to a Purchase Right in the possession of the Participant in order to carry out the provisions of this Section.  Unless otherwise specified by the Company, legends placed on such certificates may include but shall not be limited to the following:

“THE SHARES EVIDENCED BY THIS CERTIFICATE WERE ISSUED BY THE CORPORATION TO THE REGISTERED HOLDER UPON THE PURCHASE OF SHARES UNDER AN EMPLOYEE STOCK PURCHASE PLAN AS DEFINED IN SECTION 423 OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED.  THE TRANSFER AGENT FOR THE SHARES EVIDENCED HEREBY SHALL NOTIFY THE CORPORATION IMMEDIATELY OF ANY TRANSFER OF THE SHARES BY THE REGISTERED HOLDER HEREOF.  THE REGISTERED HOLDER SHALL HOLD ALL SHARES PURCHASED UNDER THE PLAN IN THE REGISTERED HOLDER’S NAME (AND NOT IN THE NAME OF ANY NOMINEE).”

20.         Designation of Beneficiary.

20.1    Designation Procedure.  Subject to applicable Local Law and procedures, and except as determined by the Committee, a Participant may file a written designation of a beneficiary who is to receive (a) shares and cash, if any, from the Participant’s Plan account if the Participant dies subsequent to a Purchase Date but prior to delivery to the Participant of such shares and cash, or (b) cash, if any, from the Participant’s Plan account if the Participant dies prior to the exercise of the Participant’s Purchase Right.  If a married Participant designates a beneficiary other than the Participant’s spouse, the effectiveness of such designation may be subject to the consent of the Participant’s spouse.  A Participant may change his or her beneficiary designation at any time by written notice to the Company.

20.2   Absence of Beneficiary Designation.  If a Participant dies without an effective designation pursuant to Section 20.1 of a beneficiary who is living at the time of the Participant’s death, the Company shall deliver any shares or cash credited to the Participant’s Plan account to the Participant’s legal representative or as otherwise required by applicable law.

21.          Notices.

All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

22.         Amendment or Termination of the Plan.

The Committee may at any time amend, suspend or terminate the Plan, except that (a) no such amendment, suspension or termination shall affect Purchase Rights previously granted under the Plan unless expressly provided by the Committee, and (b) no such amendment, suspension or termination may adversely affect a Purchase Right previously granted under the Plan without the consent of the Participant, except to the extent permitted by the Plan or as may be necessary to qualify the Section 423 Component as an employee stock purchase plan pursuant to Section 423 of the Code or to comply with any applicable law, regulation or rule.  If a Cashless Participation Program is implanted as provided in Section 8.2, any Cashless Participation Program Document may only be amended in accordance with its terms.  Any amendment to increase the number of shares authorized for issuance under the Plan must be approved by the Company’s  stockholders within twelve (12) months following  adoption of such amendment.  In addition and if required by applicable law, any other amendment to the Plan must be approved by the stockholders of the Company. Notwithstanding the foregoing, in the event that the Committee determines that continuation of the Plan or an Offering would result in unfavorable financial accounting consequences to the Company, the Committee may, in its discretion and without the consent of any Participant, including with respect to an Offering Period then in progress: (i) terminate the Plan or any Offering Period, (ii) accelerate the Purchase Date of any Offering Period, (iii) reduce the discount or the method of determining the Purchase Price in any Offering Period (e.g., by determining the Purchase Price solely on the basis of the Fair Market Value on the Purchase Date), (iv) reduce the maximum number of shares of Stock that may be purchased in any Offering Period, or (v) take any combination of the foregoing actions.

23.         No Representations with Respect to Tax Qualification.

Although the Company may endeavor to (a) qualify Purchase Rights for favorable tax treatment under the laws of the United States or jurisdictions outside of the United States (e.g., options granted under Section 423 of the Code) or (b) avoid adverse tax treatment (e.g., under Section 409A of the Code), the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment, anything to the contrary in this Plan.  The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants under the Plan.

24.         Choice of Law.

Except to the extent governed by applicable federal law, the validity, interpretation, construction and performance of the Plan and each Subscription Agreement shall be governed by the laws of the State of Israel, without regard to its conflict of law rules.

 Exhibit C

NAYAX LTD.

U.S. APPENDIX
TO THE NAYAX LTD.

GLOBAL EQUITY INCENTIVE PLAN (2018)
As amended and adopted by the Board on August 11, 2025

1.	GENERAL

1.1
This appendix, as amended from time to time (the “Appendix”) shall apply only to Participants who are residents of the United States or those who are deemed to be residents of the United States for the purposes of tax payment. The provisions specified hereunder shall form an integral part of the Nayax Ltd. Global Equity Incentive Plan 2018 (the “Plan”).

1.2
This Appendix is to be read as a continuation of the Plan and only refers to Awards granted to U.S. Participants so that they comply with the requirements set by the U.S. law in general and in particular with the provisions of Sections 421 through 424 of the Code. For the avoidance of doubt, this Appendix does not add to or modify the Plan in respect of any other category of Participants.

1.3
The Plan and this Appendix are complementary to each other and shall be deemed one. In any case of contradiction, whether explicit or implied, between the provisions of this Appendix and the Plan, the provisions set out in this Appendix shall prevail with respect to Awards granted to U.S. Participants.

1.4	Any capitalized terms not specifically defined in this Appendix shall be construed according to the interpretation given to them in the Plan.

2.	DEFINITIONS

2.1	“Code” means the United States Internal Revenue Code of 1986, as now in effect or as hereafter amended.

2.2	“Employee(s)” means any individual who is an employee of the Company or any of its Affiliates, including a Parent or a Subsidiary.

2.3
“ISO” means an “incentive stock option” within the meaning of Section 422 of the Code, or the corresponding provision of any subsequently enacted U.S. federal tax statute, as amended from time to time.

2.4	“Non-Employee” shall mean a Person who is not an Employee but is a Service Provider of the Company or any of its Affiliates, including a Parent or a Subsidiary.

2.5	“NQSO (Non-Qualified Stock Option)” means an option that does not meet the requirements of, and is not governed by, the rules of Sections 421 through 424 of the Code.

2.6	“Parent” means a “parent cooperation” of the Company, whether now or hereafter exciting, as defined in Section 424(e) of the Code.

2.7	“Restricted Stock Unit” means a right granted to a Participant to receive on a future date or occurrence of a future event a Share or cash in lieu thereof, as determined by the Board.

2.8	“Subsidiary” means a “subsidiary cooperation” of the Company, whether now or hereafter exciting, as defined in Section 424(f) of the Code.

2.9	“Ten Percent Shareholder” means a Person who owns shares possessing more than 10% of the total combined voting power of all classes of shares of the Company or of any of its Affiliates.

2.10	“U.S. Beneficiary” means a U.S. Employee or Non-Employee who purchases the Awards under the Plan and this Appendix.

2.11	“U.S. Tax Regulations” means any U.S. Treasury Regulation promulgated (or, to the extent applicable, proposed) pursuant to an applicable provision of the Code.

3.	ISSUANCE OF AWARDS; ELIGIBILITY; SHARES RESERVED FOR ISO

3.1
The terms and conditions upon which an Award shall be issued and exercised, including the vesting schedules and the Purchase Price, shall be as specified in the Award Agreement to be executed by the Company and the U.S. Beneficiary, pursuant to the Plan and to this Appendix.

3.2	ISOs may only be granted to Employees. NQSOs may be granted to Employees and Non-Employees of the Company or any Affiliate.

The maximum aggregate number of Shares that may be issued pursuant to this Appendix is 5,000,000 Shares, which shall not be increased without the approval of the shareholders of the Company. The number of Shares stated in this Section 3.3 shall be subject to adjustment as permitted under the applicable law (to the extent such adjustments are in accordance with Sections 409A and 424 of the Code, unless otherwise determined by the Board in its discretion). To the extent that an Award terminates, expires, or lapses for any reason, any Shares subject to the Award shall again be available for the grant of Awards pursuant to this Appendix. Additionally, any Shares tendered or withheld to satisfy the exercise price or tax withholding obligation pursuant to any Award shall again be available for grant under this Appendix.

4.	EXERCISE OF AWARDS AND EFFECT OF TERMINATION OF SERVICE

4.1
Awards shall be exercised by the U.S. Beneficiaries by giving written notice to the Company or to any third party designated by the Company (the “Representative”), in such form and method as may be determined by the Company, which exercise shall be effective upon receipt of such notice by the Company and/or the Representative and the payment of the Purchase Price for the number of Shares with respect to which the Awards is being exercised, at the Company’s or the Representative’s principal office. The notice shall specify the number of Shares with respect to which the Award is being exercised.

4.2
Awards covered by this Appendix shall be exercised by the Participant in accordance with the terms of the Plan and the procedure set forth therein, provided, however, in the event of the grant of ISOs to Ten Percent Shareholders, the expiration of 5 years from the Date of Grant.

4.3
To the extent the aggregate Fair Market Value (determined at the Date of Grant) of the Company’s Shares with respect to which ISOs are exercisable for the first time by any U.S. Beneficiary during any calendar year under all Plans of the Company and its affiliates exceeds USD 100,000, the Awards or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as NQSOs.

4.4
Options shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Board and set forth in the Award Agreement evidencing such Options; provided, however, that (a) no Option shall be exercisable after the expiration of ten (10) years after the effective date of grant of such Option, (b) no ISO granted to a Ten Percent Shareholder shall be exercisable after the expiration of five (5) years after the effective date of grant of such Options and (c) no Options granted to an employee who is a non-exempt employee for purposes of the U.S. Fair Labor Standards Act of 1938, as amended, shall be first exercisable until at least six (6) months following the date of grant of such Options (except in the event of such employee’s death, disability or retirement, upon a change in control, or as otherwise permitted by the U.S. Worker Economic Opportunity Act). Subject to the foregoing, unless otherwise specified by the Board in the grant of an Options, each Option shall terminate ten (10) years after the effective date of grant of the Option, unless earlier terminated in accordance with its provisions.

4.5
Subject to earlier termination of the Options as otherwise provided by this Plan and unless otherwise provided by the Board or in an Award Agreement, an Option shall be exercisable after the Participant’s Date of Termination to the extent it is then vested only during the applicable time period specified below, or if applicable, such other period provided in the applicable Award Agreement or other written agreement between the Participant and the Company; provided however, in no event may such Option be exercised after expiration of its maximum permitted term as set forth in the Award Agreement evidencing such Option or any earlier date the Option is terminated in connection with a change in control (the “Option Expiration Date”), and thereafter shall terminate if not exercised during such period.

4.5.1
Disability. If the Participant’s service terminates because of the Disability of the Participant, the Options, to the extent unexercised and exercisable for vested Shares on the Participant’s Date of Termination, may be exercised by the Participant (or the Participant’s guardian or legal representative) at any time prior to the expiration of 90 days after the Date of Termination.

4.5.2
Death. If the Participant’s service terminates because of the death of the Participant, the Options, to the extent unexercised and exercisable for vested Shares on the Participant’s Date of Termination, may be exercised by the Participant’s legal representative or other person who acquired the right to exercise the Options by reason of the Participant’s death at any time prior to the expiration of twelve (12) months after the Date of Termination.

4.5.3
Termination for Cause. Notwithstanding any other provision of the Plan to the contrary, if the Participant’s service is terminated for Cause or if, following the Participant’s termination of service and during any period in which the Options otherwise would remain exercisable, the Participant engages in any act that would constitute Cause, the Options shall terminate in their entirety and cease to be exercisable immediately upon such termination of service or act.

4.5.4
Other Termination of Service. If the Participant’s service terminates for any reason, except Disability, death or Cause, the Options, to the extent unexercised and exercisable for vested Shares on the Participant’s Date of Termination, may be exercised by the Participant at any time prior to the expiration of 90 days after the Date of Termination.

4.5.5
Extension if Exercise Prevented by Law. Notwithstanding the foregoing, other than termination of service for Cause, if the exercise of an Option within the post-termination exercise period is prevented by the provisions of this Plan or other applicable law, the Option shall remain exercisable until the later of (i) thirty (30) days after the date such exercise first would no longer be prevented by such provisions or (ii) the end of the applicable post-termination exercise period, but in any event no later than the Option Expiration Date.

5.	PURCHASE PRICE

5.1	In the case of an ISO, the Purchase Price shall be determined subject to the following:

5.1.1	in case of an ISO granted to a Ten Percent Shareholder, the Purchase Price shall be no less than 110% of the Fair Market Value per share on the Date of Grant.

5.1.2	in case of an ISO granted to any other Employee, the Purchase Price shall be no less than 100% of the Fair Market Value per share on the Date of Grant.

5.2	In the case of a NQSO, the Purchase Price shall be no less than 100% of the Fair Market Value per share on the Date of Grant.

5.3
The determination of the Fair Market Value shall be subject to such terms and conditions as required under Section 409A of the Code and the applicable U.S. Tax Regulations and any applicable guidance thereunder in order to exempt such Option (to the maximum extent possible) from the requirements of Section 409A of the Code.

6.	FAIR MARKET VALUE

Without derogating from the definition of “Fair Market Value” enclosed in the Plan and in addition thereto and solely for the purpose of this Appendix, in the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Board; provided, that, (i) for Awards that are ISOs, the Board shall make such determination in accordance with Section 422 of the Code and all applicable U.S. Tax Regulations and other applicable guidance promulgated pursuant thereto; (ii) for Awards that are not ISOs, the value that is determined by the Board as of the day of determination to be the Fair Market Value pursuant to applicable U.S. Tax Regulations and other applicable guidance promulgated pursuant to Section 409A of the Code.

7.	ADJUSTMENTS

Notwithstanding anything mentioned in Section 9 of the Plan, any changes or amendments to ISOs pursuant to such Section 9 of the Plan shall, unless the Company determined otherwise, only be effective to the extent such changes or adjustments do not cause “modification” (within the meaning of Section 424(h)(3) of the Code) of such ISOs or adversely affect the tax status of such ISOs.

8.	EFFECTIVE DATE OF THE PLAN

8.1
This Appendix shall be effective as of June 19, 2019 (the “Effective Date”) and shall terminate upon the expiration of the Plan (the “Termination Date”). No Awards may be granted under the Appendix after the Termination Date.

8.2	The Appendix shall be approved by the shareholders of the Company, which approval shall be received within 12 months following the Effective Date. All and any grants of ISOs to

U.S. Beneficiaries under this Appendix as of the Effective Date shall be subject to the said shareholders’ approval.

9.	AMENDMENT TO THE PLAN AND APPENDIX

The Company shall be required to obtain the approval of the Company’s shareholders for any amendment to this Appendix and/or to the Plan, if shareholders’ approval is necessary to comply with any applicable law, including Section 422 of the Code, which approval shall be received not later than 12 months after the adoption of such amendment by the Board, if Board approval is required.

10.	TAX CONSEQUENCES

10.1
Any tax consequences arising from the grant or exercise of any Award, from the payment for Shares covered thereby or from any other event or act (of the Company and/or its Affiliates and the Trustee and/or the Participant) hereunder shall be borne solely by the Participant. The Company and/or its Affiliates and/or the Trustee shall be entitled to withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Participant shall agree to indemnify the Company and its Affiliates and/or any of their representatives and/or officers and/or directors and/or the Trustee, if and as applicable, and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Participant.

10.2
The Company and/or, when applicable, the Trustee shall not be required to release any Shares or share certificates (if applicable) to a Participant until all required payments have been fully made. In the event that the Company or the Trustee, as applicable, is uncertain as to the sum of the full tax payment due or which is subject to withholding, the Company or the Trustee, as applicable, may refuse to release the Shares until such time as the applicable tax authorities verifies the sum of the full tax payment which is due, and the Participant shall not have any claims in connection with such refusal.

10.3
Without derogating from the provisions of Section 15 to the Plan, it is also clarified that if the Participant ceases to be an Employee or non-Employee, as the case may be, the Participant shall extend to the Company and/or its Affiliate, as requested, a security or guarantee for the payment of tax due at the time of sale of Shares.

10.4
The Company does not give any guarantee that ISO will achieve the tax benefits generally associated therewith. In the event those benefits are not achieved, whether by fault of the Company (or any of its Affiliates, including a Parent or a Subsidiary), the Participant, the Trustee or otherwise, the Participant shall not have any claims against: (i) the Company, (ii) its representatives, directors, officers, and Affiliates (including a Parent or a Subsidiary, and their representatives, directors, and officers), (iii) the Trustee, or (iv) any other Person.

10.5	The Company shall not be required to release any Share certificate to a U.S Beneficiary until all required payments have been fully made.

11.	NOTICE TO COMPANY OF DISQUALIFYING DISPOSITION

Each Employee who receives an ISO must agree to notify the Company in writing immediately after the Employee makes a Disqualifying Disposition (as defined herein) of any Shares acquired upon the exercise of an ISO. For the purpose hereof, a “Disqualifying Disposition” shall mean any disposition (including any sale) of such Shares before the later of (a) 2 years after the date the Employee was granted the ISO, or (b) 1 year after the date the Employee acquired Shares by exercising the ISO. If the Employee has died before such Share is sold, these holding period requirements do not apply and no Disqualifying Disposition can occur thereafter.

12.	COMPLIANCE WITH SECTION 409A

12.1
The Company intends that Awards granted pursuant to the Plan shall either be exempt from or comply with Section 409A of the Code (“Section 409A”), and the Plan shall be so construed. The provisions of the Plan and this Appendix shall apply to any Award or portion thereof that constitutes or provides for payment of Section 409A deferred compensation. Such Awards may include, without limitation: any Restricted Stock Unit Award or other stock-based Award that either (i) provides by its terms for settlement of all or any portion of the Award at a time or upon an event that will or may occur later than the end of the Short-Term Deferral Period (as defined below) or (ii) permits the Participant granted the Award to elect one or more dates or events upon which the Award will be settled after the end of the Short-Term Deferral Period.

12.2
Subject to the provisions of Section 409A, the term “Short-Term Deferral Period” means the 2 1/2 month period ending on the later of (i) the 15th day of the third month following the end of the Participant’s taxable year in which the right to payment under the applicable portion of the Award is no longer subject to a substantial risk of forfeiture or (ii) the 15th day of the third month following the end of the Company’s taxable year in which the right to payment under the applicable portion of the Award is no longer subject to a substantial risk of forfeiture. For this purpose, the term “substantial risk of forfeiture” shall have the meaning provided by Section 409A.

12.3
Notwithstanding any other provision of the Plan, the Company makes no representation that Awards shall be exempt from or comply with Section 409A. The Company shall not be liable for any tax, penalty or interest imposed on a Participant by Section 409A.

13.	FORFEITURE EVENTS

The Board may specify in an Award Agreement that the Participant’s rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or conditions of an Award. Such events may include, but shall not be limited to, termination of service for Cause or any act by a Participant, whether before or after termination of service, that would constitute Cause for termination of service, or any accounting restatement due to material noncompliance of the Company with any financial reporting requirements of securities laws as a result of which, and to the extent that, such reduction, cancellation, forfeiture, or recoupment is required by applicable securities laws. In addition, to the extent that claw-back or similar provisions applicable to Awards are required by applicable law, listing standards and/or policies adopted by the Company, Awards granted under the Plan shall be subject to such provisions.

14.	COMPLIANCE WITH SECURITIES LAW

The grant of Awards and the issuance of Shares pursuant to any Award shall be subject to compliance with all applicable requirements of federal, state and foreign law with respect to such securities and the requirements of any stock exchange or market system upon which the Shares may then be listed. In addition, no Award may be exercised or Shares issued pursuant to an Award unless (a) a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) shall at the time of such exercise or issuance be in effect with respect to the Shares issuable pursuant to the Award, or (b) in the opinion of legal counsel to the Company, the Shares issuable pursuant to the Award may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company’s legal counsel to be necessary to the lawful issuance and sale of any Shares under the Plan shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained. As a condition to issuance of any Shares, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

15.	SETTLEMENT OF RESTRICTED STOCK UNIT AWARDS

Subject to the terms of the applicable Award Agreement, the Company shall issue to a Participant on the date on which Restricted Stock Units subject to the Participant’s Restricted Stock Unit Award vest or on such other date determined by the Board in compliance with Section 409A, if applicable, and set forth in the Award Agreement one (1) Share for each Restricted Stock Unit then becoming vested or otherwise to be settled on such date, subject to any applicable withholding obligations regarding any tax-related items related to the Restricted Stock Unit, if any. The Board, in its discretion, may provide in any Award Agreement evidencing a Restricted Stock Unit Award that if the settlement date with respect to any Shares issuable upon vesting of Restricted Stock Units would otherwise occur on a day on which the sale of such Shares would violate the provisions of the Company’s insider trading policy, if any, then the settlement date shall be deferred until the next trading day on which the sale of such Shares would not violate the insider trading policy but in any event no later than the 15th day of the third calendar month following the year in which such Restricted Stock Units vest. Notwithstanding the foregoing, the Board, in its discretion, may provide in an Award Agreement for settlement of any Restricted Stock Unit Award by payment to the Participant in cash of an amount equal to the Fair Market Value on the payment date of the Shares or other property otherwise issuable to the Participant pursuant to this Section.

Exhibit D

The Companies Law, 5759-1999
Limited Share Company

Amended and Restated

Articles of Association

of

Nayax Ltd.

Effective: ~~September 1, 2022~~

1.        Definitions

In these Articles of Association, each of the following terms will have the meaning listed next to it, unless the wording of the text requires otherwise:

“Shareholder”	–	Anyone who is a shareholder on the date of record as set forth in Section 182 of the Companies Law, if there is a date of record for that matter.

“Registered Shareholder”	–	A Shareholder who is registered in the Company’s Register of Shareholders.

“Unregistered Shareholder”	–	A Shareholder as this term is defined in Section 177(1) of the Companies Law.

The “Company”	–	Nayax Ltd.

“Administrative Enforcement Proceeding”	–
A proceeding pursuant to Chapters H.3 (Imposition of a Monetary Sanction by the Israel Securities Authority), H.4 (Imposition of Administrative Means of Enforcement by the Administrative Enforcement Committee), or I.1 (Arrangement for Refraining from Initiating Proceedings or for Terminating Proceedings, Which is Contingent on Terms) of the Securities Law; a proceeding pursuant to Article D of Chapter 4 of Part IX of the Companies Law; a proceeding pursuant to the Increased Enforcement in the Capital Market Law (Legislative Amendments), 5771-2011; a proceeding pursuant to Chapters J, J.1 and J.2 of the Regulation of the Investment Counseling, Investment Management and Investment Portfolio Management Professions Law, 5755-1995; a proceeding pursuant to Chapter I.1 of the Supervision of Financial Services Law (Insurance), 5741-1981; a proceeding pursuant to Chapter H of the Supervision of Financial Services Law (Provident Funds), 5765-2005; a proceeding pursuant to ChapterG.1 of the Antitrust Law, 5748-1988; a proceeding pursuant to the Increased Enforcement of Labor Laws Law, 5772-2012; and, subject to any law, any proceeding similar to the foregoing; irrespective of its name, whether according to an existing law or one that will be enacted in the future; all as they will be amended from time to time.

“Law”	–	Any law that applies in the State of Israel or elsewhere and that will be in effect, from time to time, or any other applicable law.

The “Companies Law”	–	The Companies Law, 5759-1999, as it will be amended from time to time, and all of the regulations that have been or will be enacted thereunder, as they will be enacted from time to time.

The “Securities Law”	–	The Securities Law, 5728-1968, as it will be amended from time to time, and all of the regulations that have been or will be enacted thereunder, as they will be enacted from time to time.

The “Register of Shareholders” or the “Register”	–	The Company’s Register of Shareholders, which is to be kept pursuant to the Companies Law.

“Party Injured by a Violation”	–	As set forth in Section 52BB(A)(1)(a) of the Securities Law.

“Simple Majority”	–
A simple majority of all of the votes of the Shareholders present at the General Meeting or at a class meeting, as relevant, who are entitled to vote and have voted at the meeting, without taking the votes of the abstaining voters into account.

2.	Interpretation

2.1
Any term in these Articles of Association that has not been defined above will have the meaning attributed to it in the Companies Law; and if the term is not defined in the Companies Law, it will have the meaning attributed to it in the Securities Law – all unless the wording of the text and/or its context require a different interpretation.

2.2
Anything stated in these Articles of Association in the singular will also imply the plural, and vice versa; anything stated in the masculine will also imply the feminine and vice versa; references to persons will also be attributed to corporations – all unless the wording of the text requires a different interpretation.

2.3	The section headings in these Articles of Association are for purposes of convenience only and will not be used as a tool in the construal or interpretation of these Articles of Association.

2.4
Wherever it is determined, in these Articles of Association, that the provisions hereof will apply subject to the provisions of the Companies Law and/or the Securities Law and/or subject to the provisions of any Law, the reference is to the provisions of those laws upon which no conditions can be imposed, unless the context of the matter requires otherwise.

2.5
In the event of a contradiction between the provisions of a Law, upon which no conditions can be imposed, and any of the provisions of these Articles of Association – the provisions of the Law will control in that matter, and this will not derogate from the validity of the remaining provisions of these Articles of Association.

2.6	This English version of these Articles of Association shall be the governing version and any translations to Hebrew or otherwise shall be for convenience purposes only.

3.	Name of the Company

The name of the Company is Nayax Ltd.

4.	Purpose of the Company

The purpose of the Company is to deal in any legal business.

5.	Limitation of Liability

The liability of each of the Shareholders is limited to the payment of the entire amount that he is required to pay for the shares in the Company that were allocated to him.

6.	Registered Share Capital

The registered share capital of the Company is ILS 70,000 (seventy thousand New Israeli Shekels), divided into 70,000,000 (seventy million) ordinary shares, par value of ILS 0.001 each (hereinafter: the “Ordinary Shares”).

7.	Donations

The Company is entitled to donate, from time to time, reasonable amounts to worthy causes, even if the donations are not within the framework of the Company’s business considerations.

8.	Modification of the Articles of Association

The Company is entitled to modify these Articles of Association by means of a resolution adopted at the Company’s General Meeting, by a Simple Majority of the Shareholders.

Capital of the Company

9.	Ordinary Shares

9.1	All of the Company’s Ordinary Shares will have equal rights, and each Ordinary Share will grant its holder the following rights:

9.1.1
The right to participate in all of the Company’s General Meetings of Shareholders and to vote therein, on any matter raised at the meeting, whereby each Ordinary Share grants its holder one vote when voting on such a matter.

9.1.2	The right to receive dividends and bonus shares, if any are distributed, pursuant to the provisions of these Articles of Association and the provisions of the Companies Law; and

9.1.3
The right to participate, upon the liquidation of the Company, in the distribution of the Company’s surplus assets, on a pro rata basis according to the par value of each share, without taking into account any premium paid thereon, all subject to the provisions of these Articles of Association.

10.	Capital of the Company, Increase and Cancellation of Registered Capital

10.1	The General Meeting is entitled, from time to time, in a resolution to be adopted at the General Meeting, by a Simple Majority:

10.1.1	To increase the Company’s registered share capital.

10.1.2	To cancel registered share capital that has not yet been allocated, provided that there is no undertaking by the Company, including a conditional undertaking, to allocate the shares.

10.1.3	To consolidate its shares, in whole or in part, and to split them into shares with a par value greater than the par value of its existing shares.

10.1.4	To split its shares, in whole or in part, into shares with a par value less than the par value of its existing shares; and

10.1.5	To reduce the Company’s share capital and a fund reserved for the redemption of capital.

For the purpose of executing any resolution as set forth above, the board of directors is entitled to resolve, at its discretion, any difficulty that will arise in connection therewith.

10.2
Unless determined otherwise in the resolution approving the change in the share capital, new shares will be subject to the provisions of these Articles of Association with respect to payment of calls for payment, forfeiture, transfer, conveyance and the like, which apply to the existing shares in the Company’s capital.

10.3
Without derogating from the generality of the powers of the Company’s board of directors as set forth above, if, as a result of the consolidation or splitting of shares, as set forth above, fractions of shares remain in the possession of Shareholders, the Company’s board of directors will be entitled, at its exclusive discretion, to act, inter alia, as follows:

10.3.1
To determine that fractions of shares that will not entitle their holder to an entire share will be sold by the Company and the consideration from the sale will be paid to the entitled parties, at the terms and in the manner to be determined.

10.3.2
To determine the way in which the amounts that are to be paid for the shares that were allocated as set forth in Article 10.3.1 above will be paid, including the way in which it is possible to pay the amounts on account of bonus shares.

10.3.3
To allocate to each Shareholder who, through consolidation and/or splitting, was left with a fraction of a share, shares of the class of shares that existed in the Company’s capital prior to the consolidation and/or splitting, in such a number that the consolidation of those shares with the fraction will create one entire consolidated share, and the allocation as stated will be deemed valid shortly before the consolidation or the splitting, as relevant.

10.3.4	To determine that the holders of fractions of shares will not be entitled to receive an entire share for a fraction of a share.

10.3.5
To determine that the holders of fractions of shares will not be entitled to receive an entire share for a fraction of an entire share at or less than a certain par value, and will be entitled to receive an entire share for a fraction of an entire share whose par value is greater than the referenced par value.

11.	Issuance of Shares and Other Securities

11.1
The Company’s board of directors is entitled to issue shares and other securities, including securities that are convertible and/or exercisable into shares, up to the limit of the Company’s registered share capital. In this regard, securities that are convertible or exercisable into shares will be deemed to have been converted or exercised, as relevant, on the date of their issuance.

11.2
Without derogating from the generality of the foregoing, the board of directors will be entitled to issue the shares and the other securities, as stated above, to grant rights of option for their acquisition, including options, or to convert them in another manner, all to the persons to be determined by it and on the dates, at the prices and at the terms to be determined by it, and, in addition, to determine any other provision related thereto, including provisions with respect to the ways of division of the shares and securities to be issued by the Company among their purchasers, including in cases of oversubscription, all at the discretion of the board of directors.

11.3
Without derogating from the generality of the foregoing, and subject to the provisions of the Companies Law and these Articles of Association, the board of directors is entitled to determine that the consideration for the shares will be paid in cash or in kind, including in securities or in any other way, at its discretion, or that the shares will be allocated as bonus shares, or that the shares will be allocated at a consideration equal to their par value, or less than or greater than their par value, whether in units or in series, all at the terms and on the dates to be determined by the board of directors, at its discretion.

11.4
The board of directors is entitled to resolve to pay a commission, including underwriting fees, to any person, in consideration of underwriting, marketing or distribution services with respect to the Company’s securities, whether conditionally or unconditionally, at the terms to be determined by the board of directors. In addition, the board of directors is entitled, in any case in which the Company’s securities are issued, to pay brokerage fees, in cash, in other securities that have been issued by the Company, or in any other way, or partly in one form and partly in another, all subject to the provisions of any Law.

11.5
Subject to the provisions of the Companies Law and any Law, the Company is entitled to issue securities that can be redeemed at the terms and in the manner to be determined by the board of directors, at its discretion.

Shareholders and Share Certificates

12.	Shareholder in the Company

12.1	A Shareholder in the Company is a Registered Shareholder and an Unregistered Shareholder (as these terms are defined above).

12.2
Aside from that set forth in Article 12.1 above, no person (or other legal entity) will be recognized by the Company as the holder of any right whatsoever to a share, and the Company will not be bound by, and will not recognize, any benefit whatsoever or trusteeship relationship or future or partial chose in action. Rather, it will only be bound by and will only recognize only a Shareholder’s right to an entire share, unless otherwise ordered by a competent court or in the provisions of a Law.

12.3	If two or more persons are registered as the joint holders of a share:

12.3.1
With respect to voting, power of attorney, and giving notices, the Shareholder who is registered first in the Register of Shareholders will be deemed to be the sole holder of the share, unless expressly otherwise stated in these Articles of Association.

12.3.2
Each of them will be entitled to issue a receipt that will be valid vis-à-vis all of the joint holders for any dividend, other monies, or property that he has received from the Company with respect to the share, and the Company will be entitled to pay the entirety of the dividend, the other monies, or to transfer the entirety of the property, as stated, with respect to the share, to one or more of the joint holders of the share, according to its choice.

12.4
A Shareholder who is a trustee will be registered in the Register of Shareholders, while mentioning his trusteeship, and will be deemed to be a Shareholder. The Company will recognize a trustee as a Shareholder, for all intents and purposes, and will not recognize another person, including the beneficiary, as the holder of any right whatsoever to the share.

13.	Register of Shareholders and Share Certificates

13.1	The Company will maintain the Register of Shareholders, in accordance with the requirements of the Companies Law.

13.2	Every Shareholder who is registered in the Register of Shareholders is entitled to receive from the Company a certificate attesting to his ownership of a share.

13.3
Subject to the provisions of the Companies Law, a share certificate will include the quantity of shares with respect to which it was issued, their serial number and their par value, if they have a par value as stated.

13.4
Share certificates will bear the Company’s stamp or printed name, and the signatures of two of the Company’s directors, or of one director and the Chief Executive Officer of the Company, or the signatures of two officers of the Company will be appointed for this purpose by the board of directors.

13.5	Other than in cases where the terms of issue of shares determine otherwise:

13.5.1
Each Registered Shareholder is entitled to receive from the Company, upon his request, within a period of two months after the allocation or registration of the transfer, as relevant, one certificate that attests to his ownership of the shares registered in his name, or, with the consent of the Company, several such certificates (against the return of the replaced share certificates, if relevant, to the Company).

13.5.2
A nominee company is entitled to receive from the Company, at its request, within a period of two months after the allocation or registration of the transfer, as relevant, one certificate that attests to the number of shares and the class of shares registered in its name in the Register of Shareholders, against the return of the replaced share certificates to the Company.

13.6
A share certificate that refers to a share registered in the name of two or more persons will be delivered to the person whose name appears first in the Register of Shareholders, out of the names of the joint owners of that share, unless all of the registered owners of that share instruct the Company, in writing, to deliver the share certificate to another registered holder.

13.7
If a share certificate was defaced, lost or damaged, the board of directors, or anyone empowered for that purpose by the board of directors, is entitled to order its cancellation and to issue a new certificate in its stead, provided that the share certificate was handed over to the Company and was destroyed by it, or that it was proven, to the satisfaction of the board of directors or anyone empowered for that purpose by the board of directors, that the certificate was lost or destroyed, and the Company has received guarantees, to the satisfaction of the board of directors or anyone empowered for that purpose by the board of directors, for any possible damage. The Company is entitled to demand that, with respect to any share certificate that is issued under this Article, a reasonable amount will be paid, whereby said amount will be determined by the board of directors or anyone empowered for that purpose by the board of directors, from time to time, all at the discretion of the board of directors.

14.	Calls for Payment

14.1
A Shareholder will not be entitled to a dividend or to participate in an allocation of bonus shares, and will not be entitled to exercise any right of a Shareholder in the Company, before he has paid all of the amounts and the calls for payment that he owes to the Company up to that time, with respect to each of the Company’s shares that he owns, whether himself or jointly with another person.

14.2
From time to time, the Company’s board of directors is entitled, at its discretion, to submit calls for payment to Shareholders with respect to monies that have not yet been paid for the shares in their possession, provided that payment for those shares, according to the terms of their allocation, is not due at fixed times. Accordingly, each Shareholder will be required to pay the Company the amount of the call for payment that was submitted to him, at the time and in the place determined by the Company’s board of directors. The Company’s board of directors is entitled to demand that the payment be made in installments. A call for payment as stated will be deemed to have been submitted to a Shareholder on the date that the Company’s board of directors adopts the resolution to submit the demand for payment.

14.3
A call for payment will be delivered in a written notice, at least fourteen (14) days before the date on which payment is requested. The amount to be paid and the manner of making the payment will be set forth in the call for payment. The Company’s board of directors will be able to cancel and/or to modify said call for payment and its terms, provided that the date for payment determined in the notice has not yet elapsed.

14.4
Joint holders of a share will be jointly and severally liable for the payment of all of the amounts and liabilities that arise from the share jointly owned by them. Without derogating from the generality of the foregoing, a call for payment that was delivered to one of the joint holders of the share will be deemed to have been delivered to each of the Shareholders.

14.5
If, pursuant to the terms of issuance of a share or in any other way, a Shareholder is required to pay a certain amount on a fixed date or in installments on fixed dates, whether the payment is on account of the share capital or as a premium, any such amount or installment will be paid by a Shareholder as if an appropriate call for payment had been delivered to him by the Company’s board of directors, and all of the pertinent provisions of these Articles of Association will apply to any such amount or installment.

14.6
If the amount of the call for payment or the installment required is not paid on or before the date set for the payment thereof, the holder of the share with respect to which the call for payment was issued or with respect to which the liability for the installment exists, as relevant, will be required to pay supplementary interest on the amounts that he owes (including on the amount of the Company’s expenses in connection with the call for payment or the installment, if there are any such expenses), at the interest rate to be determined by the Company’s board of directors. The supplementary interest will be calculated with respect to the period that begins on the original date set for the payment and that ends on the date on which payment is made in full. Nonetheless, the Company’s board of directors is entitled to waive the payment of the interest, in whole or in part.

That set forth in this Article will not derogate from the remedies and relief to which the Company will be entitled pursuant to these Articles and under any Law.

14.7
The Company’s board of directors is entitled to resolve that the Company will receive from a Shareholder early payment for his shares (or some portion thereof), which he has not yet been required to pay, and will pay him interest for that early payment, for the period starting when such an early payment is made and ending on the date set for payment, had it not been made earlier, at a rate to be determined jointly by the Company’s board of directors and the Shareholder.

15.	Forfeiture

15.1
If a shareholder has not paid in full an amount, whether on account of the par value or as a premium, that is to be paid according to a call for payment or on the date set for the payment thereof, the Company’s board of directors is entitled to give him notice in writing demanding that he pay the amount that has not yet been paid, plus the Company’s expenses in connection with the non-payment and the call for payment, along with interest on those amounts as set forth in Article 14.6 above.

15.2
The referenced notice will set a final date for payment, which will be at least seven (7) days after the date that the notice is sent, and will expressly state that, if the amount to be paid is not paid by that date, the share with respect to which the payment was demanded will be forfeited.

15.3
If the requirements set forth in that notice are not fulfilled, and if not all of the amounts that must be paid have been paid (including the amount of the Company’s expenses in connection with the call for payment plus interest), the Company’s board of directors is entitled to resolve to forfeit the shares with respect to which the notice was given, at any time after the date set for payment set forth in the notice. Forfeiture as stated will also apply to dividends, bonus shares, an issue of rights and any other distribution, as well as to participation in the distribution of the Company’s surplus assets upon liquidation, which were determined with respect to the forfeited shares, the amounts pertaining to which were not yet paid immediately prior to the forfeiture.

15.4
Any share that has been forfeited as stated will be deemed to be the Company’s property, and the Company’s board of directors will be entitled, subject to the provisions of the Companies Law and these Articles of Association, to sell it, to transfer it or to reallocate it, in the manner, under the terms and in the way that the board of directors will see fit. The provisions of Section 308 of the Companies Law will apply to a share that has been forfeited as stated and has not yet been sold, transferred or allocated.

15.5	As long as nothing has been done with a forfeited share, the Company’s board of directors is entitled to cancel the forfeiture, under the terms to be determined by it.

15.6
A Shareholder whose shares have been forfeited will cease to be the holder of the forfeited shares, and, upon forfeiture as stated, all of his rights in the Company will be canceled, as will any claim or demand against the Company with respect to the shares that applied to him by virtue of the forfeited shares, except for those rights and duties that are expressly excluded pursuant to these Articles of Association and/or that apply to a former Shareholder under any Law.

15.7
Nonetheless, a Shareholder whose shares have been forfeited will continue to bear his liability to pay, and will pay to the Company, without delay, all of the amounts, interest and expenses that were due with respect to or in connection with those shares on the date of the forfeiture, plus interest starting on the date of the forfeiture and up to the actual payment, as set forth in Article 14.6 above, provided that, in any case in which the forfeited shares were resold, the liability of the Shareholder whose shares have been forfeited will be reduced by the amount that was actually received from the resale thereof, less expenses expended by the Company in connection with the sale of the shares.

15.8
In the case of the sale, transfer or allocation of a forfeited share, the Company’s board of directors will be entitled to appoint a person who will sign the deed of transfer of the sold share and will ensure that the transferee is registered in the Register of Shareholders as the new Shareholder. A person to whom the share was sold, transferred, allocated or transferred as stated will be registered as the Shareholder and will not be liable for what was done with the consideration for the sale, if any such consideration was received. The transferee’s right to the share will not be impaired by any fault or defect that occurred in the forfeiture, sale, location or transfer procedures, and, following his registration in the Register as the Shareholder, no claim as set forth above will be heard, and the validity of the sale or transfer will not be subject to appeal.

15.9
An affidavit, duly drawn up by a director of the Company, according to which a certain share in the Company was lawfully forfeited on the date set forth in the affidavit, will constitute conclusive evidence of that stated therein vis-à-vis any person claiming a right to the share. The affidavit as stated, together with the Company’s receipt for the consideration, if received, for the share, upon the sale or transfer thereof, will confer a right to the share upon the transferee.

15.10
In any case in which a Shareholder’s shares were forfeited and were subsequently sold, transferred or reallocated, the consideration that was received by the Company in such a proceeding will be used to discharge that Shareholder’s debts and undertakings vis-à-vis the Company (including debts, undertakings and agreements, for which the date of discharge or fulfillment has yet to occur), following the deduction of the Company’s expenses that accompanied the referenced procedure from the consideration.

15.11	That set forth in this Article 15 will not derogate from the remedies and relief to which the Company will be entitled pursuant to these Articles and under any Law.

16.	Lien and Encumbrance

16.1
The Company will have a right of lien and encumbrance by way of a preferred first-degree fixed charge with respect to all of the shares, the consideration for which has not been paid in full, which are registered in the name of any Shareholder (alone or jointly with another), as well as to the proceeds from their sale, as security for the payment due to the Company with respect to the shares. The lien and encumbrance as stated will also apply to all of the dividends that will be declared from time to time on those shares. Notwithstanding the foregoing, the board of directors is entitled to declare, at any time, that any share is released from the terms of this Article.

16.2
For the purpose of exercising a lien and/or an encumbrance as stated above, the board of directors is entitled to sell the shares that constitute the object of the lien and/or the encumbrance in whatever way it sees fit, provided that no sale will be performed until the date for payment, fulfillment or implementation of the obligations as stated has passed, and until notice in writing has been delivered to that Shareholder, or to a person who acquired a right to the shares through the death, bankruptcy or liquidation of the Shareholder, with respect to the intention of selling them, and provided that he has not paid the debts within seven (7) days of the date of the notice.

16.3
For the purpose of performing a sale in order to exercise a lien and/or an encumbrance, the board of directors is entitled to appoint a person to draw up the deed of transfer of the sold shares, to sign it and to cause the buyer’s name to be registered in the Register as the owner of the sold shares.

16.4
The consideration from any share as stated above, following the discharge of the sale expenses, will be used by the Company for the discharge of those debts owed by that Shareholder, including debts, undertakings and agreements, for which the date of discharge or fulfillment has not yet arrived. The balance (if any) will be paid to him or to those acting in his stead, but subject to the existence of a right of lien and/or encumbrance for the Company – which is similar to the right of lien and/or encumbrance that existed on the shares before their sale – on the referenced balance, with respect to debts for which the date of payment has not yet arrived, and which, notwithstanding the foregoing, the board of directors has resolved to discharge on that date.

16.5
An affidavit drawn up by a director of the Company, according to which a lien and/or an encumbrance on a share was lawfully exercised, will serve as conclusive evidence of that set forth therein vis-à-vis any person claiming a right to the share, and that affidavit, together with the Company’s receipt for the consideration, if consideration was received, for the share, upon the sale or transfer thereof, will confer a right to the share upon the transferee.

16.6
The person to whom the share was sold or transferred as stated will be registered as the Shareholder and is not liable for what was done with the consideration for the sale, if any such consideration was received. His right to the share will not be impaired by any fault or defect that occurred in the forfeiture, sale or transfer procedures, and, following his registration in the Register as the Shareholder, no claim as set forth above will be heard, and the validity of the sale or transfer will not be subject to appeal.

16.7
The provisions of these Articles of Association with respect to forfeiture of shares, lien, encumbrance and sale will apply to the non-payment of any amount that is to be paid on a fixed date pursuant to the terms of allocation of the share, whether on account of the share or as a premium, as if it were an amount to be paid pursuant to a call for payment and the delivery of notice with respect thereto, which were lawfully performed.

16.8	The provisions of these Articles of Association, with respect to lien and encumbrance, do not derogate from any remedy that may be available to the Company vis-à-vis the Shareholder under any Law.

Transfer and Assignment of Shares

17.	Transfer of Shares

17.1
Subject to the provisions of these Articles of Association or the terms of allocation of shares of any class, the Company’s shares will be transferable without requiring the approval of the board of directors.

17.2	Part of a share will not be transferred; nonetheless, a share may have a number of joint owners, and each one of them will be entitled to transfer his right.

17.3
In any case of transfer of shares, all of the rights that were attached to the transferred shares and all of the duties that apply by virtue thereof will be conferred upon the transferee Shareholder, unless otherwise agreed in writing between the transferor Shareholder and the transferee Shareholder.

17.4
Any transfer of shares in the Company that is registered in the Company’s Register of Shareholders will be made in writing as set forth in Article 17.6 below, provided that the deed of transfer will be signed by the transferor and by the transferee, and will be delivered to the registered offices of the Company or to any other place to be determined by the board of directors for that purpose.

17.5
Pursuant to the provisions of the Companies Law, a transfer of shares as set forth in Article 17.4 above will not be registered in the Register of Shareholders until a deed of transfer as stated above has been delivered to the Company. The transferor will continue to be considered as the holder of the transferred shares until the transferee has been registered in the Company’s Register of Shareholders as the owner of the transferred shares.

17.6
The deed of transfer of shares will be drawn up in writing, in the wording set forth below or in as similar a wording as possible, or in another manner which will be approved by the Company’s board of directors:

Deed of Transfer of Shares

I/We the undersigned, ___________, of ________________, Identity No. _________ (hereinafter: the “Transferor”), hereby transfer to ___________, of ________________, Identity No. _________ (hereinafter: the “Transferee”), _____ ___________ shares, at a par value of ILS ____ each, in Nayax Ltd. (hereinafter: the “Company”), and they will be held by the Transferee, the executor of his estate, his guardian, and/or by those acting in his stead, on the same terms as those at which I/we held the shares in the Company immediately before signing this Deed of Transfer of Shares, and I/we, the Transferee(s), hereby agree to accept the shares into my/our possession on those terms.

In witness whereof we have affixed our signatures, this ____ day of _______ in the year ____.

Transferor’s signature _________ Transferee’s signature _________

17.7
Each deed of transfer of shares will be submitted to the registered offices of the Company or to any other place to be determined by the board of directors, for the purpose of registration, together with the share certificate that is to be transferred, if such a share certificate was issued, and all of the other proofs that will be required by the board of directors, or by anyone empowered for that purpose by the board of directors, with respect to the transferor’s property right or his right to transfer the shares. A deed of transfer that has been registered will remain with the Company; nonetheless, any deed of transfer that the board of directors, or anyone empowered for that purpose by the board of directors, has refused to register will be returned to the person who submitted it, upon his request.

17.8
If the board of directors, or anyone empowered for that purpose by the board of directors, has refused to register a transfer of shares, it will notify the transferor to that effect, no later than one month after the date of receipt of the deed of transfer.

17.9
The Company is entitled to close the Register of Shareholders for a period of time to be determined by the board of directors, provided that that period does not exceed a total of thirty (30) days in any year. While the Register is closed, no transfer of shares will be registered in the Register. Without derogating from the foregoing, the board of directors is entitled to determine a date of record in order for the Company to be able to determine which of the shareholders is entitled to notice, to vote at a General Meeting or to receive the payment of a dividend or any allocation of rights, or for any other legal purpose.

17.10
The Company will be entitled to collect payment for the registration of the transfer in an amount to be determined by the board of directors, from time to time, which will be reasonable, taking into account the circumstances of the matter.

17.11
The Company is entitled to destroy deeds of transfer of shares after seven (7) years have elapsed from the date of registration in the Register of Shareholders. The Company is further entitled to destroy share certificates that were canceled, after seven (7) years have elapsed from the date of their cancellation, and there will be a prima facie presumption that all of the deeds of transfer and the certificates that were destroyed as stated were fully valid, and that the transfers, the cancellations and the registrations, as relevant, were performed lawfully.

18.	Assignment of Shares

18.1
The guardians of a sole Shareholder who has died and the executors of his estate, or, when there are no executors or guardians, the heirs of the sole Shareholder who has died, will be the only persons that the Company will recognize as the holders of a right to the share that was registered in the name of the deceased.

18.2
Any person who becomes the holder of a right to shares through the death of a Shareholder will be entitled – after having provided the Company with proof that attests, to a sufficient degree, at the Company’s discretion, that he has the right to the shares of the Shareholder who has died – to be registered as a Shareholder with respect to those shares, or will be able, subject to the provisions of these Articles of Association, to transfer those shares.

18.3
If a share has been registered in the name of two or more holders, the Company will only recognize the surviving joint holder, or the surviving joint holders, as the people who have the right to the share or to benefit from it, and this will not exempt the estate of the joint holder of a share from any duty with respect to the share that he held jointly. If a share has been registered in the name of several joint holders as stated, each of them will be entitled to transfer his right.

18.4
The Company will be empowered to recognize a trustee, a receiver or a liquidator of a Shareholder that is a corporation and that is being liquidated or dissolved, or a trustee in insolvency, or any receiver of the assets of an insolvent Shareholder, as the holders of a right to the shares registered in the name of such a Shareholder. The receiver or the liquidator or the trustee of the Shareholder that is a corporation and that is being liquidated or dissolved, or the trustee in insolvency, or any receiver of the assets of an insolvent Shareholder, will be able – after having provided the evidence that the board of directors will require him to provide, indicating that he has the right to the shares of the Shareholder that is being liquidated or dissolved, or the insolvent Shareholder – to be registered as a Shareholder with respect to those shares, or will be able, subject to the provisions of these Articles of Association, to transfer those shares.

18.5
Subject to the provisions of any Law and to the provisions of these Articles of Association, if it has been proven to the Company that the conditions under Law for the assignment of the right to the shares registered in the Register of Shareholders have been fulfilled, the Company will recognize the assignee, and him alone, as the holder of the right to those shares.

18.6
Subject to the provisions of any Law and to the provisions of these Articles of Association, the Company will change the registration of ownership of the shares in the Register of Shareholders if the Company has been provided with a court order to amend the Register, or if it has been proven to the Company, to the satisfaction of the board of directors and in the ways determined by it, that the conditions under Law for the assignment of the right to the shares have been fulfilled.

18.7
Subject to the provisions of any Law and to the provisions of these Articles of Association, a person who has become entitled to a share as set forth in Article 18.6 above will be entitled to perform a transfer of the shares, as the registered Shareholder himself would have been entitled to do prior to the assignment of the right.

General Meetings

19.	The powers of the General Meeting will be as set forth in the Companies Law and in these Articles of Association.

20.
Annual General Meetings of the Shareholders will hereinafter be referred to as “Annual Meetings,” and all of the other General Meetings of the Company’s shareholders will hereinafter be referred to as “Extraordinary Meetings.”

21.	The provisions set forth in these Articles of Association with respect to General Meetings will apply, mutatis mutandis, to class meetings.

22.
The Company will conduct an Annual Meeting each year, no later than upon the expiry of fifteen (15) months after the last Annual Meeting, on the date and in the place to be determined by the board of directors.

23.	Invitations to a Meeting

23.1
Notice of a General Meeting will be given to the Shareholders as required by Law, and the notice will be published pursuant to the provisions of the Companies Law and the Securities Law with respect to the publication of a notice of convocation of a General Meeting in a public company.

23.2	The notice of a General Meeting will set forth the place, date and time of the General Meeting, and will include the agenda, a summary of the proposed resolutions and any other detail required by Law.

23.3
In its resolution with respect to the convocation of a General Meeting, the board of directors is entitled to determine the manner of setting forth the details of the subjects on the agenda of the meeting, which will be given to the Shareholders who are entitled to participate in the meeting, all at the discretion of the board of directors and subject to the provisions of applicable Law.

23.4
Without derogating from the powers of the board of directors as set forth in this Article 23, and without derogating from the generality of the provisions of these Articles of Association and/or of applicable Law with respect to the transfer of powers by the board of directors, the board of directors will be entitled to transfer its powers, as set forth in this Article 23, to a board of directors committee and/or to an officer of the Company, whether for the purposes of a specific General Meeting or for a period of time.

24.
Subject to the provisions of applicable Law, a flaw in the convening or conducting of the General Meeting, including a flaw resulting from non-compliance with a provision or condition set forth in any Law or in these Articles of Association, including with respect to the manner in which the General Meeting is convened or conducted, will not invalidate a resolution adopted at the General Meeting and will not derogate from the discussion that took place at the General Meeting.

25.	Discussions at General Meetings

25.1
No discussion should be opened at the General Meeting unless a legal quorum is present. A legal quorum will be constituted when two or more Shareholders who hold at least twenty-five percent (25%) of the voting rights in the Company are present, themselves or by proxy or by means of a proxy statement or in any other lawfully possible way, within half an hour after the time set for opening the meeting.

25.2
If no legal quorum is present after half an hour has elapsed from the time set for the meeting, it will be adjourned to the same day of the following week, at the same time and in the same place, or to a later or earlier time, if so stated in the original notice of the meeting (hereinafter: “Adjourned Meeting”). If no legal quorum is present at the Adjourned Meeting after half an hour has elapsed from the time set for the meeting, the meeting will be held with any number of participants whatsoever, irrespective of the percentage of the participants’ holdings in the Company’s voting rights.

25.3
Notwithstanding that set forth in Article 25.2 above, if the meeting was convened pursuant to a demand by Shareholders, as set forth in Sections 63 or 64 of the Companies Law, the legal quorum will be constituted by the presence of the number of Shareholders required for the purpose of convening a meeting as set forth in Section 63 of the Companies Law.

25.4
The Shareholders who are present at the meeting, themselves or by proxy, will choose one of the Shareholders or a proxy of a Shareholder, who is present at the meeting, or any other person who is present at the meeting, to chair the General Meeting. The chair of the General Meeting will conduct the sessions of the General Meeting. The chair of the General Meeting will not have an additional or deciding vote.

25.5
A General Meeting at which a legal quorum is present is entitled to resolve to adjourn the meeting, the discussion or the adoption of a resolution on a subject set forth on the agenda, to another time and to a place to be determined. At the Adjourned Meeting, nothing other than a subject that was on the agenda, and with respect to which no resolution was adopted, will be discussed.

25.6	The Company will draw up minutes of the proceedings at the General Meeting, which will include the following details:

25.6.1	The names of the Shareholders participating in the General Meeting and the number of shares held by them.

25.6.2	The matters discussed at the General Meeting and the resolutions adopted.

25.7	Minutes that will be signed by the chair of the General Meeting will constitute prima facie evidence of that set forth therein.

25.8	The Company will keep the minutes of the General Meetings at its registered offices, pursuant to the provisions of the Companies Law.

26.	Voting and Adoption of Resolutions at the General Meetings

26.1
A Shareholder who wishes to vote at the General Meeting will prove his ownership of the share to the Company, as required pursuant to the provisions of applicable Law. Without derogating from the foregoing, the board of directors is entitled to establish provisions and procedures with respect to proof of ownership of shares in the Company.

26.2	A Shareholder who is a minor, and a Shareholder whom a competent court has declared legally incompetent, are only entitled to vote through a trustee or a legal guardian.

26.3
A Shareholder is entitled to vote at a General Meeting or at a class meeting, himself, by proxy, by means of a proxy statement or in any other lawfully possible way, provided that confirmation of ownership of his shares will be received at the Company’s offices within no less than seventy-two (72) hours before the time of convocation of the meeting, all pursuant to the provisions of these Articles of Association and subject to the provisions of any Law.

26.4	The proxy statement is not required to state that the voting with respect to each candidate for the office of director will be performed separately.

26.5
Subject to the provisions of any Law, in any case of joint holders of a share, each of them is entitled to vote at any meeting with respect to that share, as if he were the only person entitled to it. If more than one of the joint holders of the share voted, the vote by the one whose name appears first in the Register of Shareholders with respect to that share, or in the confirmation of his ownership of the share, or in another document to be determined by the board of directors for this purpose, will be accepted. A plurality of guardians of a Registered Shareholder who has died, or a plurality of executors of his estate, will be deemed, for the purposes of this Article, to constitute joint holders of those shares.

26.6
Each person who is entitled to a share pursuant to Article 18 above is entitled to vote by virtue of that share at any General Meeting, in the same way as if he were the registered holder of those shares, provided that he proves, to the satisfaction of the board of directors, his right to the share no less than seventy-two (72) hours before the time of the General Meeting or the Adjourned Meeting, as relevant, at which he intends to vote.

26.7	Each of the Ordinary Shares in the Company entitles its holder to participate at the Company’s General Meeting and to one vote in the voting.

26.8
A resolution that is to be voted on at a General Meeting will be determined by a count of votes. Voting by a count of votes will be performed in the manner that will be determined for this purpose by the chair of the meeting. In the event of a disagreement as to whether to accept or to disqualify a certain vote, the chair of the meeting will determine the matter, and his decision, in good faith, will be final and absolute.

26.9
A declaration by the chair of the meeting that a resolution has been adopted or rejected, whether unanimously or by any majority, and a remark to that effect that has been recorded in the minutes of the meeting, will constitute prima facie evidence of that set forth therein, and it will not be necessary to prove the number (or the relative share) of the votes that were cast in favor of, or against, the draft resolution.

26.10
Subject to the provisions of any Law and the provisions of these Articles of Association with respect to another majority, the resolutions of the General Meeting will be adopted by a simple majority. If the number of votes in favor and against this is tied, the chair of the meeting will not have an additional vote or a deciding vote. If the vote is tied, the draft resolution on which the Shareholders voted will be deemed to have been rejected.

26.11
At General Meetings where it is possible to vote by means of a proxy statement pursuant to the provisions of the Companies Law, the shareholders will be entitled to vote at the General Meeting or at a class meeting (as relevant) by means of a proxy statement on resolutions on the subjects set forth in the Companies Law, and on the subjects on which the Company’s board of directors decides, from time to time, to allow voting by means of a proxy document, all pursuant and subject to the provisions of the Companies Law, and provided that the proxy documents will be received at the Company’s offices, together with the confirmation of ownership of the shares, on the dates determined under Law.

27.	Appointment of a Voting Proxy

27.1	A Shareholder is entitled to appoint a proxy to participate at a meeting and to vote in his stead. A voting proxy is not required to be a Shareholder in the Company.

27.2
The document appointing a voting proxy (hereinafter: the “Appointment Document”) will be drawn up in writing and signed by the appointing party, and, if the appointing party is a corporation, the Appointment Document will be drawn up in writing, and will be signed in a manner binding upon the corporation. The board of directors, or anyone empowered for that purpose by the board of directors, is entitled to require that the Company be provided with confirmation in writing, to its satisfaction, with respect to the signatories’ authority to bind the corporation. In addition, the Company’s board of directors is entitled to establish provisions and procedures in any related matter.

27.3
The Appointment Document or an appropriate copy thereof, to the satisfaction of the board of directors or of anyone empowered for that purpose by the board of directors, will be deposited at the registered offices of the Company or in another place, as will be determined by the board of directors from time to time, in general or with respect to a specific case no less than seventy-two (72) hours before the start of the meeting or the Adjourned Meeting, as relevant, at which the proxy intends to vote on the basis of that Appointment Document. Notwithstanding the foregoing, the chair of the meeting is entitled, at his discretion, to accept an Appointment Document as stated even after that time, if he sees fit to do so, at his discretion. If the Appointment Document as set forth in this Article has not been received, it will not be valid at that meeting.

27.4
A voting proxy is entitled to participate in the discussions at the General Meeting and to be elected as chair of the meeting, as the appointing Shareholder would have been entitled, unless otherwise stated in the Appointment Document.

27.5
The Appointment Document appointing a voting proxy will be in a form that is acceptable in Israel, or in any other form that will be approved by the board of directors or anyone empowered for that purpose by the board of directors.

27.6
The Appointment Document will designate the General Meeting with respect to which the Appointment Document was issued. Notwithstanding the foregoing, a Registered Shareholder is entitled to issue an Appointment Document for a limited or an unlimited period of time.

27.7
The Appointment Document will designate the class and number of shares with respect to which it was issued. If the Appointment Document does not designate the number of shares with respect to which it was issued, or if it designates a number of shares that is greater than the number of shares registered in the name of the Shareholder or set forth in the confirmation of ownership, as relevant, the Appointment Document will be deemed to have been issued with respect to all of the Shareholder’s shares.

27.8
If the Appointment Document was issued with respect to a number of shares that is less than the number of shares registered in the name of the Shareholder or set forth in the confirmation of ownership, as relevant, the Shareholder will be deemed to have refrained from being present at the voting with respect to the balance of his shares, and the Appointment Document will be valid with respect to the number of shares set forth therein.

27.9
Without derogating from the provisions of these Articles of Association with respect to the appointment of a voting proxy, a Shareholder who holds more than one share will be entitled to appoint more than one proxy, subject to the following provisions:

27.9.1	Each Appointment Document will state the class and number of shares with respect to which it was issued.

27.9.2
If the total number of shares of any class set forth in the Appointment Documents issued by one Shareholder exceeds the number of shares of that class registered in the name of the Shareholder or set forth in the confirmation of ownership, as relevant, all of the Appointment Documents issued by that Shareholder will be null and void.

27.10
A vote pursuant to the provisions of the document appointing a proxy will be valid notwithstanding the death of the appointing party, the cancellation of the Appointment Document or the transfer of the share with respect to which the vote as stated was cast, unless notice in writing with respect to the death, cancellation or transfer, as relevant, was received in the Company’s offices by the chair of the General Meeting before the vote. Notwithstanding the foregoing, the chair of the meeting is entitled to accept such a notice at the beginning of the General Meeting and to act in accordance therewith.

27.11	An Appointment Document will also be valid with respect to any Adjourned Meeting of a meeting to which the Appointment Document refers, unless otherwise stated in the Appointment Document.

The Board of Directors

28.	The number of directors in the Company will not be less than three (3) directors (including the external directors) and will not exceed seven (7) directors (including the external directors).

28.1
The directors will be appointed at the Annual Meeting and ~~will serve until the end of the next Annual Meeting~~shall be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, hereby designated as Class I, Class II and Class III:

28.1.1	The term of office of the initial Class I directors shall expire when their successors are elected and qualified at the first Annual Meeting to be held following the approval of this provision;

28.1.2
The term of office of the initial Class II directors shall expire when their successors are elected and qualified at the second Annual Meeting following the Annual Meeting referred to in Article 28.1.1 above; and

28.1.3
The term of office of the initial Class III directors shall expire when their successors are elected and qualified at the third Annual Meeting following the Annual Meeting referred to in Article 28.1.1 above.

~~28.1~~28.2
At each Annual Meeting, commencing with the Annual Meeting to be held following the approval of this provision (anticipated to be in 2026), each of the successors elected to replace the directors of a class whose term shall have expired at such Annual Meeting shall be elected to hold office until the third Annual Meeting next succeeding his or her election (or re-election) and as long as no Annual Meeting has been convened, unless their office is vacated at an earlier time, pursuant to the provisions of the Companies Law or these Articles of Association. Directors whose term in office has ended will be able to be reappointed. The foregoing will not apply to the external directors, to whom the provisions of the Companies Law and the regulations enacted thereunder will apply.

28.3
If the number of directors (excluding external directors, if any were elected) that comprise the board of directors is hereafter changed, any newly created directorships or decrease in directorships shall be so apportioned by the board of directors among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director.

29.
The board of directors ~~may~~has the sole authority at any time and from time to time to appoint one or more additional directors for the Company, whether in order to fill an office that has become vacant for any reason or as an additional director or additional directors, provided that the number of directors will not exceed the maximum number set forth in Article 28 above. The term in office of directors who were appointed as stated ~~will end at the end of the Annual Meeting that is held after their appointment~~in this Article 29 shall only be for the remaining period of time during which the director whose service has ended would have held office, or in case of a vacancy due to the number of directors serving being less than the maximum number stated in Article 28 above, the board of directors shall determine at the time of appointment the class, pursuant to Article 28.1, to which the additional director is assigned (unless their office is vacated at an earlier time, pursuant to the provisions of the Companies Law or these Articles of Association), and they will be able to be reappointed.

30.	The General Meeting is entitled to determine that the term in office of a director who was appointed by it, as relevant, will begin at a later date than the date of confirmation of his appointment.

~~31.~~
~~Notwithstanding all of the foregoing, the General Meeting is entitled, at any time, by way of a resolution by a Simple Majority, to dismiss any director, other than an external director, from office before the end of his term in office, provided that the director has been given a reasonable opportunity to bring his position before the General Meeting. Any General Meeting is further entitled, by way of a resolution by a Simple Majority, to appoint another person as a director instead of a director who has been dismissed from office as stated above.~~

31.
A director who was appointed by the Annual Meeting in accordance with the provisions of Article 28.1 (and the sub-articles contained therein) above may not be removed from office before the end of his or her term in office, other than by the General Meeting through a vote by a majority of at least 60% of all of the votes of the Shareholders present at the General Meeting who are entitled to vote and have voted at the meeting, without taking the votes of the abstaining voters into account.

32.
If the office of a director becomes vacant, the board of directors will be entitled to continue to act in any matter, as long as the number of directors is not less than the minimum number of directors set forth in Article 28 above. If the number of directors falls below that number, the board of directors will not be entitled to act other than for the sole purpose of adopting a resolution on subjects, a resolution regarding which cannot be delayed, or of ~~convening a General Meeting for the purpose of~~ appointing additional directors, but not for any other purpose. For the avoidance of doubt, directors may only be appointed by the board of directors in lieu of directors whose office has become vacant.

33.
A director is entitled to resign, by giving notice to the chair of the board of directors or at the registered offices of the Company, subject to the provisions of the Companies Law, and the resignation will take effect on the date when the notice was given, unless a later date was set in the notice. A director will provide the reasons for his resignation.

34.
Subject to the provisions of the Companies Law, the Company is entitled to pay directors remuneration for the fulfillment of their duties as directors and to reimburse them for reasonable expenses related to their participation in board of directors meetings and to the fulfillment of their duties as directors.

35.
Notwithstanding anything to the contrary herein, Articles 28 (and the sub-articles contained therein), Article 29, Article 31, Article 32 above and this Article 35 may only be amended, replaced or suspended by a resolution adopted at a General Meeting by a majority of at least 60% of all of the votes of the Shareholders present at the General Meeting who are entitled to vote and have voted at the meeting, without taking the votes of the abstaining voters into account.

~~35~~36.	Alternate Director

~~35.1~~36.1
Subject to the provisions of applicable Law, a director is entitled to appoint an alternate for himself (hereinafter: “Alternate Director”). Notwithstanding the foregoing, no Alternate Director who is not qualified to be appointed as a director, and no one who already is serving as a director of the Company or as an Alternate Director of the Company, will be appointed, or will serve.

~~35.2~~36.2
An Alternate Director is legally equivalent to the director for whom he was appointed as an alternate, and he will be entitled to be present, to participate and to vote at meetings of the board of directors and/or of board of directors committees, as the director who appointed him was entitled to do.

~~35.3~~36.3
A director who has appointed an Alternate Director is entitled, subject to the provisions of applicable Law, to cancel the appointment at any time. In addition, the office of an Alternate Director will become vacant whenever the office of the director who appointed him as an Alternate Director becomes vacant in any way whatsoever.

~~35.4~~36.4
Any appointment of an Alternate Director or cancellation of the appointment, as stated, will be made by means of a written notice from the appointing director, which will be given to the Alternate Director and to the Company, and which will take effect immediately after the giving of notice as stated, or on another date set forth therein, whichever is later.

~~35.5~~36.5	Subject to the provisions of the Companies Law, the Company is entitled to pay an Alternate Director remuneration for his participation in meetings of the board of directors.

~~35.6~~36.6
The appointment of an Alternate Director does not negate the liability of the director for whom he serves as an alternate, and that liability will apply in light of the circumstances of the matter, including the circumstances of the appointment of the Alternate Director and the duration of his term in office.

External Directors

~~36.~~37.
The choice of external directors for the Company, their number, the conditions for their qualification, their term in office and its expiry, and their remuneration will be pursuant to the provisions of the Companies Law.

Authority and Functions of the Board of Directors

~~37.~~38.	The board of directors will have all of the authority and powers that are conferred upon it pursuant to these Articles of Association, pursuant to the Companies Law and under any Law.

~~38.~~39.	The board of directors is entitled to exercise any authority of the Company that has not been conferred, under Law or in these Articles of Association, upon another organ.

~~39.~~40.
The board of directors is entitled to decide that powers that have been conferred upon the Chief Executive Officer will be transferred to it, with respect to a certain matter or for a certain period of time.

~~40.~~41.
Without derogating from the foregoing, the board of directors is entitled to instruct the Chief Executive Officer on how to act in a certain matter. If the Chief Executive Officer does not carry out the instruction, the board of directors is entitled to exercise the required authority in order to carry out the instruction in his stead.

~~41.~~42.	If the Chief Executive Officer is unable to exercise his powers, the board of directors is entitled to exercise them in his stead.

~~42.~~43.
Subject to the provisions of the Companies Law, the board of directors is entitled to delegate its powers to the Chief Executive Officer, to an officer of the Company, to another person or to the board of directors committees. The delegation of a power by the board of directors can be with respect to a certain matter or for a certain period of time, and can be general, all at the discretion of the board of directors.

The Chair of the Board of Directors

~~43.~~44.
The board of directors will appoint one of its members to serve as the chair of the board of directors (hereinafter: the “Chair of the Board of Directors”). In addition, the board of directors is entitled to dismiss the Chair of the Board of Directors from office and to appoint another in his stead. The board of directors is entitled to appoint one or more of its members as Deputy Chair of the Board of Directors, who will substitute for the Chair of the Board of Directors in his absence. The board of directors is entitled to determine the period during which the Chair of the Board of Directors and his deputies will serve in office. If no such period is determined, the Chair of the Board of Directors and his deputies will serve in office as long as they serve as directors, or unless and until determined otherwise by the board of directors.

~~44.~~45.
The Chair of the Board of Directors will chair and conduct the meetings of the board of directors. If the Chair of the Board of Directors is absent from a meeting of the board of directors, in accordance with notice that he has given in advance, or has not appeared at a meeting of the Board of Directors within fifteen (15) minutes after the time set for holding the meeting, or if he cannot chair the meeting or refuses, for any reason, to chair it, the meeting will be chaired by the Deputy Chair of the Board of Directors (if one was appointed). If no Deputy Chair of the Board of Directors was appointed, or if the Deputy Chair of the Board of Directors is also absent from the meeting, or if he cannot chair the meeting or refuses, for any reason, to chair it, the members of the board of directors who are present will choose one of their number to chair the meeting.

Convocation of Meetings of the Board of Directors

~~45.~~46.
Subject to the provisions of the Companies Law and these Articles of Association, the board of directors is entitled to assemble for the purpose of fulfilling its functions, to adjourn its meetings and to arrange its activities and its discussions as it sees fit.

~~46.~~47.	The board of directors will assemble for meetings in accordance with the Company’s needs and pursuant to the provisions of the Companies Law.

~~47.~~48.	The Chair of the Board of Directors is entitled to convene the board of directors at any time, and to determine the place, date and time for conducting the meeting of the board of directors.

~~48.~~49.	Without derogating from the foregoing, the Chair of the Board of Directors will be entitled to convene the board of directors upon the occurrence of one of the events set forth in the Companies Law.

~~49.~~50.
Advance notice of the convocation of the board of directors will be given to all members of the board of directors a reasonable time before the date and time of the meeting. Notwithstanding the foregoing, the board of directors is entitled, in urgent cases, and with the consent of the majority of the directors, to assemble for a meeting with no advance notice as stated.

~~50.~~51.
The agenda of board of directors meetings (hereinafter: the “Agenda”) will be determined by the Chair of the Board of Directors, and will include subjects determined by the Chair of the Board of Directors, subjects with respect to which the Chair of the Board of Directors is required to convene a meeting of the board of directors pursuant to Article 49, and any subject that a director or the Chief Executive Officer has requested of the Chair of the Board of Directors, a reasonable time before the convocation of the board of directors meeting, to include on the Agenda.

~~51.~~52.
The notice of convocation of the board of directors will state the date and time of the meeting and the place where it will assemble, as well as reasonable details of the matters that will be discussed at the meeting, according to the Agenda for the meeting.

~~52.~~53.
Notice of a board of directors meeting can be given orally, by telephone, in writing (including by letter, fax or email) or by any other medium of communications, according to the contact details of the director that were given to the Company in advance, unless the director has asked that the notice be given to him elsewhere.

~~53.~~54.	The legal quorum for opening a board of directors meeting will be a majority of members of the board of directors who are serving on the date of the meeting.

~~54.~~55.
At a vote of the board of directors, each director will have one vote. Resolutions by the board of directors will be adopted by a majority of votes of the directors who are present and voting at the meeting, without taking the votes of the abstaining voters into account. The Chair of the Board of Directors, or the person who was chosen to conduct the meeting in his stead, will not have an additional or a deciding vote. If the vote is tied, the draft resolution on which the directors voted will be deemed to have been rejected.

~~55.~~56.
The board of directors is entitled to conduct meetings through the use of any communications medium, provided that all of the participating directors can hear each other at the same time. The board of directors is entitled to arrange the manner and ways of conducting a meeting through the use of a communications medium. The provisions of this chapter will apply to such a meeting, mutatis mutandis and as relevant.

~~56.~~57.
The board of directors is entitled to adopt resolutions even without actually assembling, provided that all of the directors who are entitled to participate in the discussion and to vote on the matter brought up in the resolution have consented to this. The provisions of this chapter will apply to such a resolution, mutatis mutandis and as relevant. A resolution that has been adopted under this Article will be valid, for all intents and purposes, as if it had been adopted at a duly convened and conducted board of directors meeting.

Board of Directors Committees

~~57.~~58.	Pursuant to the provisions of the Companies Law, the board of directors is entitled, as it sees fit, to establish board of directors committees.

~~58.~~59.
The provisions of these Articles of Association with respect to the activities of the board of directors, including the convocation of board of directors meetings, the manner of conducting them and voting at them, and the appointment of a Chair and the powers conferred upon him, will also apply, mutatis mutandis, to board of directors committees, as long as they have not been replaced with provisions issued by the board of directors in this regard, and all subject to the provisions of the Companies Law and of these Articles of Association. The Chair of the Board of Directors, if one has been chosen, will not have an additional vote in the votes of any committee.

~~59.~~60.
A board of directors committee will report to the board of directors on an ongoing basis with respect to its resolutions and recommendations. Resolutions and recommendations by a board of directors committee that require the approval of the board of directors will be brought to the directors’ attention a reasonable time before the discussion thereof by the board of directors.

~~60.~~61.
Subject to the provisions of the Companies Law, a resolution that was adopted or an act that was performed by a board of directors committee, in accordance with a power that was delegated to it from the powers of the board of directors, is equivalent to a resolution adopted or an act performed by the board of directors, unless expressly determined otherwise by the board of directors, with respect to a certain matter or with respect to a certain committee. The board of directors is entitled, from time to time, to expand, reduce or cancel the delegation of powers to a board of directors committee. However, such a reduction or cancellation of powers will not derogate from the validity of a resolution by a committee, in accordance with which the Company has acted vis-à-vis another person, when that person was not aware of its cancellation.

~~61.~~62.
Subject to the provisions of the Companies Law, the legal quorum for opening a meeting of a board of directors committee will be the majority of the committee members serving on the date of the meeting.

~~62.~~63.	Audit Committee

~~62.1~~63.1
The board of directors will appoint an audit committee from among its members. The number of members of the audit committee and their qualifications will comply with that set forth in this regard in the Companies Law or in any other applicable Law.

~~62.2~~63.2	The functions of the audit committee will be in accordance with that set forth in the Companies Law, including any other function that will be assigned to it by the board of directors.

~~62.3~~63.3
Subject to the provisions of the Companies Law, the audit committee will elect one of its members to serve as chair of the audit committee by a Simple Majority of the members of the audit committee who are present at the meeting. The term in office of the chair of the audit committee will be until the audit committee resolves to terminate his term in office and to appoint a new chair of the audit committee in his stead. At the same time, it is hereby clarified that the chair of the audit committee whose term in office has ended will be able to be re-elected.

Minutes

~~63.~~64.	The Company will draw up minutes of the proceedings at the board of directors meetings.

~~64.~~65.
Each set of minutes will be signed by the Chair of the Board of Directors or by the chair of the meeting, as relevant; minutes that have been approved and signed, as stated, will constitute prima facie evidence of that set forth therein.

~~65.~~66.	The Company will keep the minutes of the board of directors meetings pursuant to the provisions of the Companies Law.

~~66.~~67.
The provisions of Articles 64 through 66 (inclusive) above will also apply to meetings of any board of directors committee (mutatis mutandis), to a meeting that was held through the use of a communications medium, as set forth in Article 56 above, and to the adoption of a resolution by the board of directors without a physical meeting, as set forth in Article 57 above.

The Chief Executive Officer

~~67.~~68.
The board of directors is entitled, from time to time, to appoint a Chief Executive Officer for the Company, and it is entitled to appoint more than one Chief Executive Officer (each of them will hereinafter be referred to as: the “Chief Executive Officer”). The board of directors is further entitled to dismiss or to replace the Chief Executive Officer at any time, as it sees fit.

~~68.~~69.	The Chief Executive Officer is not required to be a Shareholder in the Company and is not required to be a director.

~~69.~~70.
The Chief Executive Officer will be responsible for the ongoing management of the Company’s affairs, within the framework of the policy set by the board of directors and subject to its supervision and guidelines.

~~70.~~71.
The Chief Executive Officer will have all of the managerial and executive powers that have not been conferred, under Law or in these Articles of Association or by virtue hereof, including pursuant to a resolution by the board of directors, upon another organ of the Company, with the exception of powers that will be transferred from him to the board of directors, pursuant to the provisions of Articles 42 and 43 above (if any powers are so transferred).

~~71.~~72.
Subject to the provisions of the Companies Law and of these Articles of Association, the board of directors is entitled, from time to time, to assign to and confer upon the Chief Executive Officer powers that are held by the board of directors, as it sees fit, and it is entitled to confer those powers for whatever period, for whatever purposes, on whatever terms and subject to whatever limitations, as the board of directors sees fit. The board of directors is further entitled to confer those powers either without waiving its own powers in the matter, or instead of or subject to those powers, in whole or in part, and it is entitled, from time to time, to cancel, revoke or modify those powers, in whole or in part.

~~72.~~73.
The Chief Executive Officer is entitled, with the approval of the board of directors, to delegate his powers to another or others subordinate to him; the referenced approval can be given either as a general approval or with respect to a specific matter.

~~73.~~74.
Without derogating from the provisions of the Companies Law or of any Law, the Chief Executive Officer will provide the board of directors with reports on the subjects, on the dates and at the scope to be determined by the board of directors, whether in a specific resolution or as part of the working procedures for the board of directors.

~~74.~~75.
Subject to the provisions of any Law, the Chief Executive Officer’s wages can be paid in the form of a salary and/or agency fees and/or participation in profits and/or by the conferral of securities and/or a right to acquire them and/or in any other way.

Auditing Accountant

~~75.~~76.	One or more auditing accountants will be appointed at each Annual Meeting and will serve in office until the end of the following Annual Meeting.

~~76.~~77.
Notwithstanding the foregoing, the General Meeting is entitled to appoint one or more auditing accountants for a longer period of time, which will not extend beyond the end of the third Annual Meeting after that at which he was/they were appointed, as relevant.

~~77.~~78.
If an auditing accountant has been appointed for the Company, the General Meeting, or the board of directors, if the General Meeting has empowered it for that purpose, will determine his fee for the auditing activity.

~~78.~~79.	The auditing accountant’s fee for additional activities for the Company, other than auditing activity, will be determined by the board of directors, at its discretion.

Internal Auditor

~~79.~~80.	The Company’s board of directors will appoint an internal auditor for the Company, in accordance with a proposal by the audit committee.

~~80.~~81.
The internal auditor’s organizational superior will be the Chair of the Board of Directors or the Chief Executive Officer, as the board of directors will determine. Unless determined otherwise by the board of directors, the Chair of the Board of Directors will be the internal auditor’s organizational superior.

~~81.~~82.
The internal auditor will submit for the approval of the board of directors, or for the approval of the audit committee, as the board of directors will determine, a proposal for an annual or periodic work program, and the board of directors or the audit committee, as relevant, will approve it, with whatever changes as they see fit. As long as the board of directors has not determined otherwise, the work program will be submitted to the board of directors and approved by it.

Validity of Acts and Approval of Transactions

~~82.~~83.
Subject to the provisions of any Law, all of the acts performed by the board of directors or by a board of directors committee or by any person acting as a director or as a member of a board of directors committee or by the Chief Executive Officer, as relevant, will be valid, even if it is later found that any flaw occurred in the appointment of the board of directors, the board of directors committee, the director, the committee member or the Chief Executive Officer, as relevant, or that any of those officers was disqualified from serving in office.

~~83.~~84.
Subject to the provisions of the Companies Law, a general notice provided to the board of directors by an officer or a controlling shareholder of the Company with respect to his personal interest in a certain entity, and which sets forth the details of his personal interest, will constitute disclosure by the officer or the controlling shareholder to the Company with respect to his personal interest as stated, for the purposes of engaging with an entity as stated above in any non-exceptional transaction.

Signing on Behalf of the Company

~~84.~~85.
Subject to the provisions of the Companies Law and of these Articles of Association, the board of directors is entitled to empower any person to act and to sign on behalf of the Company, whether alone or jointly with another person, whether generally or for specific matters.

~~85.~~86.
Unless determined otherwise by the board of directors, a signature on a document will not be binding upon the Company unless it was signed by the authorized signatories on behalf of the Company, together with the Company’s stamp or printed name.

Appointment of Attorneys-in-fact

~~86.~~87.
Subject to the provisions of the Companies Law, the board of directors is entitled, at any time, to empower any person to be the attorney-in-fact of the Company, for whatever purposes, with whatever powers and discretion, for whatever period and that whatever terms, as the board of directors sees fit.

~~87.~~88.
The board of directors will be entitled to confer upon that person, inter alia, the power to transfer to another, in whole or in part, the powers, authorizations and discretion that have been conferred upon him.

Exemption, Indemnification and Insurance

~~88.~~89.
Subject to the provisions of any Law, and subject to the provisions of Article 90 below, the Company is entitled to exempt any of its officers, in advance, from his liability, in whole or in part, for damage due to a breach of the duty of care vis-à-vis the Company.

~~89.~~90.
Notwithstanding that set forth in Article 89 above, the Company is not entitled to exempt a director, in advance, from his liability vis-à-vis the Company due to a breach of the duty of care in a distribution.

~~90.~~91.
Subject to the provisions of any Law, the Company is entitled to engage in a contract to insure the liability of any of its officers, in whole or in part, for any obligation, payment or expenditure that will be imposed upon him, or that he will expend, as a result of an act that he performed by virtue of his position as an officer of the Company, in each of the following cases:

~~90.1~~91.1	A breach of the duty of care vis-à-vis the Company or vis-à-vis another person.

~~90.2~~91.2	A breach of a fiduciary duty vis-à-vis the Company, provided that the officer acted in good faith and had a reasonable basis for believing that the act would not harm the Company.

~~90.3~~91.3	A monetary liability that is imposed upon him in favor of another person.

~~90.4~~91.4
Expenses, including reasonable litigation expenses, and including attorneys’ fees, that the officer expended in connection with an Administrative Enforcement Proceeding that was conducted with respect to him.

~~90.5~~91.5	Payment to a Party Injured by a Violation as set forth in Section 52BB(A)(1)(a) of the Securities Law.

~~90.6~~91.6	Any other event with respect to which it is and/or will be permitted to insure an officer’s liability.

~~91.~~92.
Subject to the provisions of any Law, the Company is entitled to indemnify any of its officers for liability, payment or expenditure as set forth in Articles 92.1 through 92.6 below, which was imposed upon the officer, or which the officer expended, as a result of an act that he performed by virtue of his position as an officer of the Company:

~~91.1~~92.1	A monetary liability that was imposed upon him in favor of another person pursuant to a judgment, including a judgment issued in a settlement or an arbitral award confirmed by a court.

~~91.2~~92.2
Reasonable litigation expenses, including attorneys’ fees, that an officer expended pursuant to an investigation or a proceeding that was conducted against him by an authority competent to conduct an investigation or proceeding, and that ended without the filing of an indictment against him and without his being subjected to a Monetary Liability as an Alternative to a Criminal Proceeding, or that ended without the filing of an indictment against him, but that subjected him to a Monetary Liability as an Alternative to a Criminal Proceeding, in connection with an offense that does not require proof of mens rea, or in connection with a monetary sanction. In this paragraph: “Ending a Proceeding Without Filing an Indictment in a Matter in Which a Criminal Investigation was Opened” and “Monetary Liability as an Alternative to a Criminal Proceeding” – as these terms are defined in Section 260(a)(1a) of the Companies Law.

~~91.3~~92.3
Reasonable litigation expenses, including attorneys’ fees, that the officer expended or was charged by a court, in a proceeding that was filed against him by the Company or on its behalf or by another person, or any criminal proceeding of which he was acquitted, or any criminal proceeding of which he was convicted of an offense that does not require proof of mens rea.

~~91.4~~92.4
Expenses, including reasonable litigation expenses, and including attorneys’ fees, that the officer expended in connection with an Administrative Enforcement Proceeding that was conducted with respect to him.

~~91.4~~92.5	Payment to a Party Injured by a Violation as set forth in Section 52BB(A)(1)(a) of the Securities Law.

~~91.6~~92.6
Any other liability or expenditure that was imposed upon him or that he expended, as a result of an act that he performed by virtue of his position as an officer of the Company, and with respect to which it will be possible, at that time, to indemnify, pursuant to the provisions of any Law, including by way of indemnification in advance.

~~92.~~93.	The Company is entitled, from time to time, and subject to the provisions of any Law:

~~92.1~~93.1	To issue an undertaking in advance to indemnify an officer of the Company, in each of the following cases:

(1)
As set forth in Article 92.1 above, and provided that the undertaking for indemnification will be limited to events that, in the opinion of the board of directors, are foreseeable in light of the Company’s actual activity at the time when the undertaking to indemnification was given, and to an amount or to a criterion that the board of directors determined to be reasonable under the circumstances of the matter, and that the undertaking for indemnification will set forth the events that, in the opinion of the board of directors, are foreseeable in light of the Company’s actual activity at the time when the undertaking for indemnification was given, and the amount or the criterion that the board of directors determined to be reasonable under the circumstances of the matter.

The maximum amount of the indemnification that the Company will pay to all of the officers cumulatively, for a single event and cumulatively for all events pursuant to all of the indemnification documents that were or will be issued by the Company, with respect to a monetary liability as set forth in Article 92.1 above, will not exceed an amount equal to 25% of the Company’s equity capital according to its most recent audited or reviewed (as is relevant) consolidated financial statements, as they will be on the date of the occurrence of the indemnifiable event.

(2)	As set forth in Articles 92.2 through 92.6 above.

~~92.2~~93.2	To indemnify an officer of the Company after the occurrence of the indemnifiable event.

~~93.~~94.
Subject to the provisions of any Law, the above provisions are not and will not be intended to limit the Company in any way whatsoever with respect to its engagement in an insurance contract, exemption or indemnification:

(1)
In connection with anyone who is not an officer of the Company, including employees, contractors or consultants of the Company who are not officers of the Company, and including officers and employees on behalf of the Company in corporations whose securities the Company holds.

(2)	In connection with officers of the Company – to the extent that the insurance, the exemption or the indemnification is not prohibited under any Law; and

(3)	In connection with its consent to indemnify any officer ex post facto.

~~94.~~95.	The provisions of Articles 89 through 94 (inclusive) above will also apply to an Alternate Director.

Dividends, Funds, and Capitalization of Funds and Profits

~~95.~~96.
The board of directors is entitled, before resolving to distribute a dividend, as set forth in Article 98 below, to allocate any amounts from the profits, as it sees fit, to a general fund or an earmarked fund for the distribution of a dividend, for the distribution of bonus shares, or for any other purpose, as the board of directors will determine at its discretion.

~~96.~~97.
Until the above-referenced funds are used, the board of directors is entitled to invest the amounts allocated as set forth above in any investment whatsoever, as it sees fit, to handle those investments, to modify them or to make other use of them, and it is entitled to distribute the reserve fund for special purposes, and to use any fund or part thereof for the purposes of the Company’s business, without keeping it separately from the Company’s other assets, all at the discretion of the board of directors and at the terms that it will determine.

~~97.~~98.
A resolution by the Company to distribute a dividend and/or to issue bonus shares will be adopted by the Company’s board of directors. The Company’s board of directors will decide on the date for the payment of the dividend.

~~98.~~99.
The board of directors is entitled to decide that the dividend will be paid, in whole or in part, in cash or by a distribution of assets in kind, including in securities or in any other way, at its discretion.

~~99.~~100.
Subject to the provisions of the Companies Law, the board of directors is entitled to resolve to allocate bonus shares, and to transform into share capital part of the Company’s profits, as this term is defined in Section 302(b) of the Companies Law, from a premium on shares or from any other source included in its equity capital, as set forth in its most recent financial statements, in an amount to be determined by the board of directors, which will not be less than the par value of the bonus shares. Bonus shares allocated under this Article will be deemed to be fully paid-up.

~~100.~~101.
The board of directors, in resolving to allocate bonus shares, is entitled to resolve that the Company will transfer to a special fund, which will be earmarked for the distribution of bonus shares in the future, an amount that, when transformed into share capital, will suffice for the allocation to whomever is, at that time and for any reason whatsoever, the holder of a right to acquire shares in the Company (including a right that can only be exercised at a later date), of bonus shares that would have been due to him, had he exercised the right to acquire the shares before the date of record with respect to the right to receive the bonus shares (in this Article: the “Date of Record”). If the holder of the referenced right, after the Date of Record, exercises his right to acquire the shares or part thereof, the Company will allocate bonus shares to him, at the par value that would have been due to him, had he exercised, immediately before the Date of Record, the right to acquire the shares that he actually acquired.

~~101.~~102.
The bonus shares will entitle their holder to the right to participate in the distribution of dividends, starting on the date that will be determined by the board of directors. With regard to the determination of the amount that will be transferred to the above-referenced special fund, any amount that was transferred to that fund with respect to previous distributions of bonus shares will be deemed to have already been capitalized and used in the allocation of shares that entitle the holders of the right to acquire shares to bonus shares.

~~102.~~103.	A dividend or bonus shares will be distributed to the shareholders in proportion to the par value of each share, without taking into account any premium that was paid on any share.

~~103.~~104.
For the purpose of implementing a resolution with respect to the distribution of a dividend with the allocation of bonus shares, the board of directors is entitled to resolve, at its discretion, any difficulty that may arise in this regard, including the handling of fractions of shares, and to make any other arrangement that will be required, in the opinion of the board of directors, in order to enable the allocation, or the distribution, as relevant.

~~104.~~105.	A dividend or other beneficiary rights with respect to shares will not bear interest or linkage differentials of any kind.

~~105.~~106.
The board of directors is entitled to withhold any dividend or bonus shares or other beneficiary rights with respect to a share, the consideration determined for which, in whole or in part, has not been paid to the Company, and to collect any such amount or any consideration that will be received from the sale of all of the bonus shares or other beneficiary rights, on account of the debts or undertakings with respect to that share, whether the referenced share is held by the owing Shareholder alone or jointly with other Shareholders.

~~106.~~107.
The board of directors is entitled to withhold any dividend or bonus shares or other beneficiary rights with respect to a share for which a person is entitled to be registered as its holder in the Register, or which a person is entitled to transfer, pursuant to Articles 18.6 or 18.7 above, as relevant, until that person is registered as the holder of the share or transfers same lawfully, as relevant.

~~107.~~108.
The board of directors is entitled to determine, from time to time, the manner of payment of dividends or allocation of bonus shares or transfer thereof to the parties entitled to them, and to determine provisions, procedures and arrangements in connection therewith, with respect to both the Registered Shareholders and the Unregistered Shareholders. Without derogating from the generality of the foregoing, the board of directors is entitled to determine, as follows:

~~107.1~~108.1
Subject to that set forth in sub-Article 108.2 below, a dividend or monies that will be distributed to Registered Shareholders will be paid to a Registered Shareholder by sending a check by mail to his address, as that address is registered in the Register of Shareholders. Any sending of a check as stated will be at the Registered Shareholder’s risk. Without derogating from the foregoing, the board of directors is entitled to determine that a dividend in an amount less than a specific amount to be determined by the board of directors will not be sent by check, as stated above, and the provisions of sub-Article 108.2 below will apply to it.

~~107.2~~108.2
The board of directors is entitled to determine that the payment of a dividend or monies that will be distributed to Registered Shareholders will take place at the office or in any other place to be determined by the board of directors.

~~107.3~~108.3	A dividend distributed to Unregistered Shareholders will be transferred to those Shareholders by means of the registering company or in any other way to be determined by the board of directors.

~~108.~~109.
The board of directors is entitled to offset any debt owed by a Shareholder to the Company from the amount of the dividend to which that Shareholder is entitled, whether or not the date set for the payment of that debt has arrived.

~~109.~~110.
The board of directors is entitled to invest any amount of dividend that was not claimed for one year after it was declared, or to use it in another manner for the good of the Company, until it is claimed. The Company will not be obligated to pay interest or linkage differentials for an unclaimed dividend.

~~110.~~111.
A dividend or bonus shares will be distributed to the person who will be registered in the Company’s Register of Shareholders on the date of the resolution with respect to the distribution, or on another date to be determined in that resolution.

Receipt of Credit and Issuance of Guarantees

~~111.~~112.	Without derogating from any power conferred upon the board of directors, the board of directors is entitled, from time to time, at its discretion, to resolve with respect to the following:

~~111.1~~112.1	The receipt of credit by the Company, in any amount, and the securing of its discharge, in whatever way it deems fit.

~~111.2~~112.2	The credit framework that the Company is entitled to take up and the acts that result therefrom.

~~111.3~~112.3	The issuance of guarantees, security and collateral of any kind whatsoever.

~~111.4~~112.4
The issuance of a series of bonds, including capital notes or letters of undertaking, and including bonds, capital notes or letters of undertaking that are convertible or exercisable into shares, and to determine their terms, and to encumber the Company’s property, in whole or in part, whether in the present or in the future, whether by means of a floating charge or by means of a fixed charge. Bonds, capital notes, letters of undertaking or other security, as stated above, can be issued either at a discount, at a premium or in any other manner, either with deferred rights, special rights and/or privileges and/or other rights, all as the board of directors deems fit, at its discretion.

~~112.~~113.
That stated in Article 112 above does not negate the authority of the Chief Executive Officer, or of anyone whom he has empowered for that purpose, to decide on the receipt of credit by the Company and the issuance of undertakings and security by it, within the limits of the credit framework determined by the board of directors.

The Company’s Documents

~~113.~~114.	The Shareholders will have the right to review the Company’s documents pursuant to the provisions of the Companies Law, provided that the conditions set forth for that purpose are fulfilled.

~~114.~~115.
Subject to the provisions of any Law, any book, ledger or register that the Company is required to keep, under Law or pursuant to these Articles of Association, can be kept by technical, mechanical or other means.

Financial Statements

~~115.~~116.	Subject to the provisions of any Law, the Company’s financial statements will be approved by the board of directors and will be signed as required by Law.

Merger, Liquidation and Reorganization of the Company

~~116.~~117.	Merger

A merger will require approval as set forth in the Companies Law and/or in any other Law.

~~117.~~118.	Liquidation

~~117.1~~118.1
If the Company is liquidated, whether voluntarily or otherwise, the liquidator is entitled, with the approval of the General Meeting, to distribute the Company’s assets or any part thereof, in kind, among the Shareholders, and to hand over any such asset to a trustee in favor of the Shareholders, as the liquidator deems fit.

~~117.2~~118.2
Subject to special rights of shares, if shares with special rights were issued, the shares in the Company will have equal rights among them, relative to the amounts of capital that were paid, or credited as paid, on the par value of the shares, in all matters related to the return of capital and to participation in the distribution of the Company’s surplus assets upon liquidation.

~~118.~~119.	Reorganization of the Company

~~118.1~~119.1
Subject to the provisions of any Law, in case of the sale of the Company’s assets, the board of directors or the liquidators (in case of liquidation), if they were empowered for that purpose in a resolution to be adopted by the General Meeting of the Company by a Simple Majority, may receive fully or partially paid-up shares, bonds or securities of another company, Israeli or foreign, whether incorporated or about to be incorporated, for the purpose of purchasing the Company’s assets, or part thereof, and the directors (if the Company’s profits allow this) or the liquidators (in case of liquidation) are entitled to distribute the above-referenced shares or securities, or any other property of the Company, among the Shareholders, without exercising them, or are entitled to deposit them with trustees for the Shareholders.

~~118.2~~119.2
The General Meeting can resolve, in a resolution to be adopted by it by a Simple Majority, on the appraisal of the above-referenced securities or property, at the price and in the manner about which the General Meeting will resolve, and all of the Shareholders will be required to accept any appraisal or distribution that was authorized as stated above and to waive their rights in this regard, with the exception – in cases where the Company is about to be liquidated or is in the process of liquidation – of those legal rights (if any) that, pursuant to the provisions of applicable Law, cannot be modified or with respect to which no reservations can be expressed.

Notices

~~119.~~120.
Subject to the provisions of applicable law, the giving of notices or the delivery of documents to the Shareholders and to the registering company, as provided by Law or under these Articles of Association, will be performed in one of the ways mentioned below in this chapter.

~~120.~~121.
Without derogating from the foregoing, the Company is entitled to deliver a notice or a document to a Shareholder by delivering it by hand or by fax or by postal mail or by email. Postal mail will be sent according to the Shareholder’s address that is registered in the Company’s Register of Shareholders, or, if there is no such registered address, according to the address that was given by him to the Company for the purpose of sending notices to him. A notice that is sent by fax transmission will be sent to the Shareholder according to the fax number that was given by him to the Company. A notice that is sent by email will be sent to the Shareholder according to the email address that was given by him to the Company.

~~121.~~122.
A notice or document that was delivered by hand to a Shareholder will be deemed to have been delivered on the date and at the time of its delivery to him. A notice or a document that was sent by postal mail will be deemed to have been properly delivered if it was handed in for dispatch at a post office, bore the correct address and was stamped as required by Law. The delivery will be deemed to have been performed at the time when the letter would have been delivered in the ordinary way by postal mail, and not more than two days after the date on which the letter containing the notice as stated was handed in at the post office. A notice that was sent by fax or by email will be deemed to have been delivered 24 hours after it was transmitted.

~~122.~~123.	The foregoing will not impose upon the Company any obligation to deliver a notice to a Shareholder who has not provided an address for the delivery of notices.

~~123.~~124.
Without derogating from the foregoing, the Company is entitled to deliver a notice to the Shareholders by publishing the notice once, in two daily newspapers that are published in Israel, in the Hebrew language, both in addition to and instead of delivering the notice as set forth in Section 122 above. The date of publication in the newspaper will be deemed to be the date on which the notice was received by the Shareholders.

~~124.~~125.
The Company is entitled to give notice with respect to the delivery of a document at its registered offices or in any other place to be determined by the board of directors or in any other manner, including via the Internet.

~~125.~~126.
The Company is entitled to deliver a notice or a document to joint holders of a share by sending it to the Shareholder whose name is mentioned first in the Register of Shareholders with respect to that share.

~~126.~~127.	The delivery of a notice or a document to one of the family members living with the person to whom it is addressed will be deemed to constitute delivery thereof to that person.

~~127.~~128.
Any person who has come to hold a lawful right in any share, by way of transfer or in another manner, will be bound by any notice with respect to that share which was lawfully delivered to the person from whom his right to that share was drawn, before his details were registered in the Register.

~~128.~~129.
Any document or notice that was given to a Shareholder in the Company pursuant to the provisions of these Articles of Association will be deemed duly delivered, notwithstanding the death, bankruptcy or liquidation of that Shareholder or the lawful assignment of the right to the shares (whether or not the Company knew of it), as long as no other person has been registered as the Shareholder in his stead, and sending or delivery as stated will be deemed, for all intents and purposes, as sufficient with respect to the person who is interested in and/or entitled to those shares by way of a lawful assignment of the right, whether jointly with that Shareholder or on his behalf or in his stead.

~~129.~~130.
Subject to the provisions of any Law, a Shareholder, a director or any other person who is entitled to receive a notice under these Articles of Association or by Law, is entitled to waive the receipt thereof, whether in advance or retroactively, whether in a specific case or in general, and, once he has done so, this will be deemed as if the notice had been lawfully delivered, and any proceeding or act with respect to which the notice should have been given will be deemed valid and binding.

~~130.~~131.
Confirmation in writing, signed by a director or by an officer of the Company, with respect to the sending of a document or the giving of notice in any of the ways set forth in these Articles of Association, will be deemed to constitute conclusive proof with respect to any item included in such a confirmation.

~~131.~~132.
Whenever it is necessary to give notice a number of days in advance, or notice that will apply throughout a specific period of time, the date of delivery will be counted among those days or within that period, unless otherwise determined. If notice was given by more than one of the ways set forth above, it will be deemed to have been received on the earliest date on which it is deemed to be delivered, as stated above.

~~132.~~133.	Forum for Adjudication of Disputes

~~132.1~~133.1
Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America, shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the U.S. Securities Act of 1933, as amended, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Company, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. The foregoing provisions of this Article 133 shall not apply to causes of action arising under the U.S. Securities Exchange Act of 1934, as amended.

~~132.2~~133.2
Unless the Company consents in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Securities Law.

~~132.3~~133.3	Any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Company shall be deemed to have notice of and consented to the provisions of this Article 133.

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